    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 2, 1998



                                                      REGISTRATION NO. 333-62221
                                                                       811-08981

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                         PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-6


                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2                     /X/

                       EQUITRUST LIFE VARIABLE ACCOUNT II
                           (Exact Name of Registrant)

                        EQUITRUST LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             5400 University Avenue
                          West Des Moines, Iowa 50266
                    (Address of Principal Executive Office)

                            ------------------------

                           STEPHEN M. MORAIN, ESQUIRE
                             5400 University Avenue
                          West Des Moines, Iowa 50266
               (Name and Address of Agent for Service of Process)

                            ------------------------

                                    COPY TO:
                            STEPHEN E. ROTH, ESQUIRE
                        Sutherland, Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2415

                            ------------------------

    Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

    Securities being offered: Flexible Premium Variable Life Insurance Policies.

    The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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                      RECONCILIATION AND TIE BETWEEN ITEMS
                       IN FORM N-8B-2 AND THE PROSPECTUS

Item No. of
Form N-8B-2                                           Caption in Prospectus
------------   ----------------------------------------------------------------------------------------------------
         1.    Cover Page
         2.    Cover Page
         3.    Not Applicable
         4.    Distribution Policies
         5.    EquiTrust Life Insurance Company; The Variable Account
         6.    The Variable Account
         7.    Not Required
         8.    Not Required
         9.    Legal Proceedings
        10.    Summary; The Variable Account; Investment Options; Charges and Deductions; Policy Benefits; Voting
                 Rights; General Provisions
        11.    Summary; Investment Options
        12.    Summary; Investment Options
        13.    Summary; Charges and Deductions; Investment Options
        14.    Summary; Premiums
        15.    Premiums
        16.    Premiums; Investment Options
        17.    Summary; Charges and Deductions; Policy Benefits; Investment Options
        18.    Investment Options; Premiums
        19.    General Provisions; Voting Rights
        20.    Not Applicable
        21.    Policy Benefits; General Provisions
        22.    Not Applicable
        23.    Safekeeping of the Variable Account's Assets
        24.    General Provisions
        25.    EquiTrust Life Insurance Company
        26.    Not Applicable
        27.    EquiTrust Life Insurance Company
        28.    Executive Officers and Directors of EquiTrust Life Insurance Company
        29.    EquiTrust Life Insurance Company
        30.    Not Applicable
        31.    Not Applicable
        32.    Not Applicable
        33.    Not Applicable
        34.    Not Applicable
        35.    Distribution of the Policies
        36.    Not Required
        37.    Not Applicable
        38.    Summary; Distribution of the Policies
        39.    Summary; Distribution of the Policies
        40.    Not Applicable

Item No. of
Form N-8B-2                                           Caption in Prospectus
------------   ----------------------------------------------------------------------------------------------------
        41.    EquiTrust Life Insurance Company; Distribution of the Policies
        42.    Not Applicable
        43.    Not Applicable
        44.    Premiums
        45.    Not Applicable
        46.    Policy Benefits
        47.    Investment Options
        48.    Not Applicable
        49.    Not Applicable
        50.    The Variable Account
        51.    Cover Page; Summary; Charges and Deductions; Policy Benefits; Premiums
        52.    Investment Options
        53.    Federal Tax Matters
        54.    Not Applicable
        55.    Not Applicable
        56.    Not Required
        57.    Not Required
        58.    Not Required
        59.    Not Required

PROSPECTUS
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EQUITRUST LIFE VARIABLE ACCOUNT II
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

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This Prospectus describes a flexible premium variable life insurance policy (the "Policy") issued by EquiTrust Life Insurance Company (the "Company"). This type of life insurance is also commonly called variable universal life. The Policy is designed to provide lifetime insurance protection to age 115. The Policy permits the policyowner to vary premium payments and adjust the death proceeds payable under the Policy. The Policy has been designed for maximum flexibility in meeting changing insurance needs.

The minimum specified amount for which a Policy will be issued is normally $50,000. The Policy provides for the payment of the death proceeds upon the death of the insured and for a net surrender value or net accumulated value that can be obtained upon surrender or partial withdrawal of the Policy. Death proceeds may, and accumulated value will, vary with the investment experience of EquiTrust Life Variable Account II (the "Variable Account"). THE POLICYOWNER BEARS THE ENTIRE INVESTMENT RISK; THERE IS NO GUARANTEED MINIMUM ACCUMULATED VALUE. The Policy also provides for loans using the Policy as collateral. The Policy will remain in force so long as net accumulated value or net surrender value is sufficient to pay certain monthly charges imposed in connection with the Policy.

A policyowner may allocate net premiums under a Policy to one or more of the subaccounts of the Variable Account. Each Subaccount invests exclusively in shares of the corresponding Investment Options of EquiTrust Variable Insurance Series Fund: Value Growth Portfolio, High Grade Bond Portfolio, High Yield Bond Portfolio, Money Market Portfolio and Blue Chip Portfolio; T. Rowe Price Equity Series, Inc.: Equity Income Portfolio, Mid-Cap Growth Portfolio, New America Growth Portfolio and Personal Strategy Balanced Portfolio; T. Rowe Price International Series, Inc.: International Stock Portfolio or Dreyfus Variable Investment Fund: Capital Appreciation Portfolio, Dreyfus Variable Investment
Fund: Disciplined Stock Portfolio, Dreyfus Variable Investment Fund: Growth and Income Portfolio, Dreyfus Variable Investment Fund: International Equity Portfolio and Dreyfus Variable Investment Fund: Small Cap Portfolio. The accompanying prospectus for each Fund describes the investment objectives and attendant risks of each Investment Option.

A policyowner may also allocate net premiums to the Declared Interest Option. The Declared Interest Option is supported by the Company's General Account. Accumulated value allocated to the Declared Interest Option is credited with interest at a declared annual rate guaranteed to be at least 4.0%.

This Prospectus generally describes only the portion of the Policy involving the Variable Account. For a brief summary of the Declared Interest Option, see "THE DECLARED INTEREST OPTION."

A Policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. If a Policy is a modified endowment contract, any loan, partial withdrawal, surrender and/or assignment of the Policy could result in adverse tax consequences and/or penalties. (See "FEDERAL TAX MATTERS.")

It may not be advantageous to purchase a Policy as a replacement for another type of life insurance or as a means to obtain additional insurance protection if the purchaser already owns another flexible premium variable life insurance policy.

THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY A CURRENT PROSPECTUS FOR EACH FUND'S INVESTMENT OPTIONS.
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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE.
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Issued By

EquiTrust Life Insurance Company
5400 University Avenue
West Des Moines, Iowa 50266
1-888-349-4656

                 THE DATE OF THIS PROSPECTUS IS         , 1998.

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                        TABLE OF CONTENTS
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                                                                            PAGE

DEFINITIONS...............................................................     3
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SUMMARY OF THE POLICY.....................................................     5
          The Policy......................................................     5
          The Variable Account............................................     5
          The Declared Interest Option....................................     5
          Premiums........................................................     5
          Policy Benefits.................................................     6
          Charges.........................................................     7
          Distribution of the Policies....................................     9
          Other Policies..................................................     9
          Tax Treatment...................................................     9
          Cancellation Privilege..........................................     9
          Illustrations...................................................     9
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EQUITRUST LIFE INSURANCE COMPANY AND THE VARIABLE ACCOUNT.................     9
          EquiTrust Life Insurance Company................................     9
          The Variable Account............................................    10
          Investment Options..............................................    10
          Addition, Deletion or Substitution of Investments...............    13
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THE POLICY................................................................    13
          Purpose of the Policy...........................................    13
          Purchasing the Policy...........................................    14
          Premiums........................................................    14
          Policy Lapse and Reinstatement..................................    16
          Examination of Policy (Cancellation Privilege)..................    16
          Special Transfer Privilege......................................    17
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POLICY BENEFITS...........................................................    17
          Accumulated Value Benefits......................................    17
          Transfers.......................................................    19
          Loan Benefits...................................................    20
          Death Proceeds..................................................    22
          Accelerated Payments of Death Proceeds..........................    24
          Benefits at Maturity............................................    25
          Payment Options.................................................    25
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CHARGES AND DEDUCTIONS....................................................    26
          Premium Expense Charge..........................................    26
          Monthly Deduction...............................................    27
          Transfer Charge.................................................    29
          Partial Withdrawal Fee..........................................    29
          Surrender Charge................................................    29
          Variable Account Charges........................................    30
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THE DECLARED INTEREST OPTION..............................................    30
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GENERAL PROVISIONS........................................................    31
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DISTRIBUTION OF THE POLICIES..............................................    33
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FEDERAL TAX MATTERS.......................................................    34
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ADDITIONAL INFORMATION....................................................    38
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FINANCIAL STATEMENTS......................................................    43
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APPENDIX A................................................................   A-1
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APPENDIX B................................................................   B-1
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APPENDIX C................................................................   C-1
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                   The Policy is not available in all States.


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

THE PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION. NO CLAIM IS MADE THAT THE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO AN INVESTMENT IN A MUTUAL FUND.

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                       DEFINITIONS
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ACCUMULATED VALUE............  The total amount invested under the Policy. It is the sum of the values of the Policy in each subaccount of the Variable Account, the value of the
                               Policy in the Declared Interest Option and any outstanding Policy Debt.
ATTAINED AGE.................  The Insured's age on his or her last birthday on the Policy Date plus the number of Policy Years since the Policy Date.
BENEFICIARY..................  The person or entity named by the Policyowner in the application or by later designation to receive the death proceeds upon the death of the
                               Insured.
BUSINESS DAY.................  Each day that the New York Stock Exchange is open for trading, except the day after Thanksgiving, the day before Christmas (in 1998) and any day on which the Home Office is closed because of a weather-related or comparable type of emergency and is unable to segregate orders and redemption requests received on that day.
COMPANY......................  EquiTrust Life Insurance Company.
DECLARED INTEREST OPTION.....  A part of the Company's General Account Net Premiums may be allocated, and
                               Accumulated Value may be transferred, to the Declared Interest Option.
                               Accumulated Value in the Declared Interest Option is credited with interest at a declared annual rate guaranteed to be at least 4.0%.
DELIVERY DATE................  The date which the Policy is issued and mailed to the Policyowner.
DUE PROOF OF DEATH...........  Proof of death that is satisfactory to the Company. Such proof may consist of the following if acceptable to the Company:
                                     (a)  A certified copy of the death certificate;
                                     (b)  A certified copy of a court decree reciting a finding of death;
                                          or
                                     (c)  Any other proof satisfactory to the Company.
FUND.........................  An open-end diversified management investment company in which the Variable
                               Account invests.
GENERAL ACCOUNT..............  The assets of the Company other than those allocated to the Variable
                               Account or any other separate account.
GRACE PERIOD.................  The 61-day period beginning on the date the Company sends notice to the
                               Policyowner that Net Accumulated Value or Net Surrender Value is insufficient to cover the monthly deduction.
HOME OFFICE..................  The principal offices of the Company at 5400 University Avenue, West Des
                               Moines, Iowa 50266.
INSURED......................  The person upon whose life the Policy is issued.
INVESTMENT OPTION............  A separate investment portfolio of a Fund.
MATURITY DATE................  The Insured's Attained Age 115. It is the date on which the Policy terminates and the Policy's Accumulated Value less Policy Debt becomes payable to the Policyowner or the Policyowner's estate.
MONTHLY DEDUCTION DAY........  The same date in each month as the Policy Date. The monthly deduction is made on the Business Day coinciding with or immediately following the
                               Monthly Deduction Day. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.")
NET ASSET VALUE..............  The total current value of each Subaccount's securities, cash, receivables and other assets less liabilities.
NET ACCUMULATED VALUE........  The Accumulated Value of the Policy reduced by any outstanding Policy Debt and increased by any unearned loan interest.
NET PREMIUM..................  The amount of premium remaining after the premium expense charge (see
                               "CHARGES AND DEDUCTIONS--Premium Expense Charge") has been deducted. This amount will be allocated, according to the Policyowner's instructions, among the Subaccounts of the Variable Account and the Declared Interest
                               Option.
NET SURRENDER VALUE..........  The Surrender Value minus any Policy Debt plus any unearned loan interest.

PARTIAL WITHDRAWAL FEE.......  A fee assessed at the time of any partial withdrawal, equal to the lesser of $25 or 2% of the amount withdrawn.
POLICY.......................  The flexible premium variable life insurance policy offered by the Company and described in this Prospectus, which term includes the Policy described in this Prospectus, the Policy application, any supplemental applications and any endorsements.
POLICY ANNIVERSARY...........  The same date in each year as the Policy Date.
POLICY DATE..................  The date set forth on the Policy data page which is used to determine
                               Policy Years, Policy Months and Policy Anniversaries. The Policy Date may,
                               but will not always, coincide with the effective date of insurance coverage under the Policy. (See "THE POLICY--Purchasing the Policy.")
POLICY DEBT..................  The sum of all outstanding Policy Loans and any due and unpaid Policy Loan interest.
POLICY LOAN..................  An amount borrowed by the Policyowner from the Company for which the Policy serves as the sole security. Interest on Policy Loans is payable in advance
                               (for the remainder of the Policy Year) upon taking a Policy Loan and upon each Policy Anniversary thereafter (for the following Policy Year) until the Policy Loan is repaid.
POLICY MONTH.................  A one-month period beginning on a Monthly Deduction Day and ending on the day immediately preceding the next Monthly Deduction Day.
POLICYOWNER..................  The person who owns a Policy. The original Policyowner is named in the application.
POLICY YEAR..................  A twelve-month period that starts on the Policy Date or on a Policy
                               Anniversary.
SPECIFIED AMOUNT.............  The minimum death benefit payable under a Policy so long as the Policy remains in force. The Specified Amount as of the Policy Date is set forth on the data page in each Policy.
SUBACCOUNT...................  A subdivision of the Variable Account which invests exclusively in shares of a designated Investment Option of a Fund.
SURRENDER CHARGE.............  A charge assessed at the time of any surrender during the first six Policy
                               Years and for six years following an increase in Specified Amount.
SURRENDER VALUE..............  The Accumulated Value minus the Surrender Charge.
TARGET PREMIUM...............  A premium amount specified by the Company. It is used to calculate the premium expense charge during time periods when the Company has declared a premium expense charge less than the 7.0% guaranteed premium expense charge. The Company may declare a lower percentage of premium expense charge on premiums paid in excess of the Target Premium during a Policy
                               Year. It is also used to calculate compensation to registered representatives.
UNIT VALUE...................  The value determined by dividing each Subaccount's Net Asset Value by the number of units outstanding at the time of calculation.
VALUATION PERIOD.............  The period between the close of business (3:00 p.m. central time) on a
                               Business Day and the close of business on the next Business Day.
VARIABLE ACCOUNT.............  EquiTrust Life Variable Account II, a separate investment account established by the Company to receive and invest the Net Premiums paid under the Policies.

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                       SUMMARY OF THE POLICY
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                        THE FOLLOWING SUMMARY OF PROSPECTUS INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE DESCRIPTION OF THE POLICY CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE POLICY IS IN FORCE AND THAT THERE IS NO OUTSTANDING POLICY DEBT.
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THE POLICY             Under the Policy, subject to certain limitations, the
                       Policyowner has flexibility in determining the frequency
                       and amount of premiums. (See "THE POLICY-- Premiums.")
                       The amount and/or duration of the life insurance coverage
                       and the Accumulated Value of the Policy is not guaranteed
                       and may increase or decrease, depending upon the
                       investment experience of the assets supporting the
                       Policy. Accordingly, the Policyowner bears the investment
                       risk of any depreciation of, but reaps the benefit of any
                       appreciation in, the value of the underlying assets. As
                       long as the Policy remains in force, the Policy will
                       provide for death proceeds payable to the Beneficiary
                       upon the Insured's death, the accumulation of Accumulated
                       Value, withdrawal and surrender options and policy loan
                       privileges. The minimum Specified Amount for which a
                       Policy will be issued is normally $50,000, although the
                       Company may in its discretion issue Policies with
                       Specified Amounts of less than $50,000.
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THE VARIABLE ACCOUNT   Net Premiums will be allocated to the Declared Interest
                       Option if they are received either before the date the Company obtains a signed notice from the Policyowner that the Policy has been received, or before the end of 25-days after the Delivery Date. Upon the earlier of (i) the date the Company obtains a signed notice from the Policyowner that the Policy has been received, or (ii) 25 days after the Delivery Date, the Accumulated Value in the Declared Interest Option automatically will be allocated, without charge, among the Subaccounts and Declared Interest Option in accordance with the Policyowner's allocation instructions. Net Premiums received on or after (i) or (ii) above are allocated in accordance with the instructions of the Policyowner, to the Variable Account, the Declared Interest Option, or both. (See "THE POLICY--Premiums--ALLOCATION OF NET
                       PREMIUMS.") The Variable Account consists of fifteen
                       Subaccounts: the Value Growth Subaccount, the High Grade
                       Bond Subaccount, the High Yield Bond Subaccount, the
                       Money Market Subaccount, the Blue Chip Subaccount, the
                       Equity Income Subaccount, the Mid-Cap Growth Subaccount, the New America Growth Subaccount, the Personal Strategy
                       Balanced Subaccount, the International Stock Subaccount, the Capital Appreciation Subaccount, the Disciplined
                       Stock Subaccount, the Growth and Income Subaccount, the
                       International Equity Subaccount and the Small Cap
                       Subaccount. Each Subaccount invests exclusively in shares of the corresponding Investment Option.

                       Accumulated Value will, and death proceeds may, vary with the investment experience of the Subaccounts, as well as with the frequency and amount of premium payments, any partial withdrawals and any charges imposed in connection with the Policy. (See "POLICY BENEFITS--Accumulated Value Benefits.")
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THE DECLARED INTEREST OPTION
                       As an alternative to the Variable Account, the Policyowner may allocate or transfer all or a portion of the Accumulated Value to the Declared Interest Option, which guarantees a specified minimum rate of return. (See "THE DECLARED INTEREST OPTION.")
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PREMIUMS The Company may require the Policyowner to pay an initial premium that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS-- Premium Expense Charge"), will be sufficient to pay the monthly deduction for the first Policy Month. Each Policyowner will determine a planned periodic premium schedule. The Policyowner is not required to pay premiums in accordance with the planned periodic premium schedule. (See "THE POLICY--Premiums--PLANNED PERIODIC PREMIUMS.") The schedule will provide for a premium payment of a level amount at a fixed interval over a specified period of time. Failure to pay premiums in accordance with the schedule will not itself cause the Policy to lapse. (See "THE

                       POLICY--Policy Lapse and Reinstatement--LAPSE.") Subject to certain restrictions, unscheduled premium payments may also be made. (See "THE POLICY-- Premiums--UNSCHEDULED PREMIUMS.")

                       A Policy will lapse during the first three Policy Years
                       when Net Accumulated Value is insufficient on a Monthly
                       Deduction Day to cover the monthly deduction, or after
                       three Policy Years when Net Surrender Value is
                       insufficient on a Monthly Deduction Day to cover the
                       monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly
                       Deduction"), and a Grace Period expires without a
                       sufficient payment (see "THE POLICY--Policy Lapse and
                       Reinstatement--LAPSE"). With respect to premiums,
                       therefore, the Policy differs in two important ways from
                       a conventional life insurance policy. First, the failure
                       to pay a planned periodic premium will not in itself
                       automatically cause the Policy to lapse. Second, a Policy
                       can lapse even if planned periodic premiums or premiums
                       in other amounts have been paid.
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POLICY BENEFITS        ACCUMULATED VALUE BENEFITS. The Policy provides for an
                       Accumulated Value. The Accumulated Value will reflect the amount and frequency of premium payments, the investment experience of the chosen subaccounts of the Variable
                       Account, the interest earned on the Accumulated Value in the Declared Interest Option, any Policy Loans, any partial withdrawals and the charges imposed in connection with the Policy. The entire investment risk for amounts allocated to the Variable Account is borne by the Policyowner; the Company does not guarantee a minimum
                       Accumulated Value. (See "POLICY BENEFITS--Accumulated
                       Value Benefits--CALCULATION OF ACCUMULATED VALUE.")

                       The Policyowner may, at any time, surrender a Policy and receive the Net Surrender Value. Subject to certain limitations, the Policyowner may also obtain a partial withdrawal of Net Accumulated Value (minimum $500) at any time prior to the Maturity Date. Partial withdrawals will reduce both the Accumulated Value and death proceeds payable under the Policy. (See "POLICY BENEFITS--Accumulated Value Benefits--SURRENDER AND WITHDRAWAL PRIVILEGES.") A charge will be assessed upon surrender or partial withdrawal. (See "CHARGES AND DEDUCTIONS--Partial Withdrawal Fee, and --Surrender Charge.")

                       TRANSFERS. A Policyowner may transfer amounts (minimum $100) among the subaccounts of the Variable Account an unlimited number of times in a Policy Year; however, only one transfer per Policy Year may be made between the Declared Interest Option and the Variable Account. The first transfer in a Policy Year is free; subsequent transfers in that Policy Year will be assessed a charge of $25. The transfer charge, unless paid in cash, will be deducted from the amount transferred. (See "POLICY BENEFITS--Transfers.") A transfer from the Variable Account to the Declared Interest Option requested in connection with the exercise of the special transfer privilege under the Policy (see "THE POLICY--Special Transfer Privilege") will not be considered a transfer for purposes of the one-transfer limit or the $25 charge. A transfer made in connection with the initial allocation of Net Premiums (See "THE POLICY--Premiums--ALLOCATION OF NET PREMIUMS") will not be considered a transfer for purposes of the one-transfer limit or the $25 charge.

                       POLICY LOANS. So long as a Policy is in force and has a positive Net Surrender Value, the Policyowner may borrow up to 90% of the Policy's Net Surrender Value as of the end of the Valuation Period during which the request for the Policy Loan is received at the Home Office, less any previously outstanding Policy Debt. (See "POLICY BENEFITS-- Loan Benefits.") A loan taken from, or secured by, a Policy may have federal income tax consequences. (See "FEDERAL TAX MATTERS--Policy Proceeds.")

                       DEATH PROCEEDS. The Policies provide for the payment of death proceeds following receipt by the Company (at its Home Office) of Due Proof of Death of the Insured. The Policy contains two death benefit options. Under Option A, the death benefit is the greater of the sum of the Specified Amount and the Policy's Accumulated Value, or the Accumulated Value multiplied by the specified amount factor for the Insured's Attained Age, as set forth in the Policy. Under Option B, the death benefit is the greater of the Specified Amount, or the Accumulated Value multiplied by the specified amount factor for the Insured's Attained Age, as set forth in the Policy. For this purpose, all calculations are made as of the end of the Business Day coinciding with or immediately following the date of death.

                       Under either death benefit option, so long as the Policy remains in force, the death benefit will not be less than the Specified Amount of the Policy on the date of death. The death benefit may, however, exceed the Specified Amount. The amount by which the death benefit exceeds the Specified Amount depends upon the death benefit option chosen and the Accumulated Value of the Policy. (See "POLICY BENEFITS-- Death Proceeds.") To determine the death proceeds, the death benefit will be reduced by any outstanding Policy Debt and increased by any unearned loan interest and any premiums paid after the date of death. The proceeds may be paid in a lump sum or in accordance with a payment option. (See "POLICY BENEFITS--Payment Options.")

                       Anytime after the first Policy Year, the Policyowner may, subject to certain restrictions, adjust the death benefit payable under the Policy by increasing or decreasing the Specified Amount. (See "POLICY BENEFITS--Death Proceeds--CHANGE IN EXISTING COVERAGE.") In addition, the Policyowner may, at any time, change the death benefit option in effect. (See "POLICY BENEFITS--Death Proceeds--CHANGE IN DEATH BENEFIT OPTION.")

                       BENEFITS AT MATURITY. If the Insured is alive and the Policy is in force on the Maturity Date, the Policyowner will be paid the Accumulated Value of the Policy as of the end of the Business Day coinciding with or immediately following the Maturity Date, reduced by any outstanding Policy Debt.
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CHARGES PREMIUM EXPENSE CHARGE. The Net Premium equals the premium paid less a premium expense charge. The premium expense charge is equal to a maximum charge of 7% of each premium up to the Target Premium, and 2% of each premium in excess of the Target Premium. The premium expense charge is used to compensate the Company for expenses incurred in connection with the distribution of the Policies and for premium taxes imposed by various states and subdivisions thereof. (See "CHARGES AND DEDUCTIONS--Premium Expense Charge.")

                       ACCUMULATED VALUE CHARGES. Accumulated Value will be reduced each Policy Month on the Monthly Deduction Day by a monthly deduction equal to the sum of a cost of insurance charge, the cost of any additional insurance benefits added by rider and a policy expense charge of $5.00 per month (guaranteed not to exceed $7.00 per month). In addition, during the first twelve Policy Months and during the twelve Policy Months immediately following an increase in Specified Amount, the monthly deduction will include a first year monthly administrative charge. This charge is $0.05 per $1,000 of Specified Amount or increase in Specified Amount, and is guaranteed not to exceed $0.07 per $1,000 of Specified Amount. Also, during the first twelve Policy Months, the monthly deduction will include a first year monthly expense charge of $5.00 per month (guaranteed not to exceed $7.00 per month). The monthly deduction will vary in amount from month to month. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.")


                       Upon partial withdrawal of a Policy, a fee of the lesser of $25 or 2% of the amount withdrawn will be assessed. At the time of surrender, a charge will apply during the first six Policy Years, as well as during the first six Policy Years following an increase in Specified Amount. The surrender charge is an amount per $1,000 of Specified Amount which varies by age, sex, underwriting category and Policy Year. Tables showing the maximum surrender charges for select ages, sex and underwriting categories are included in Appendix C. The surrender charge applicable to each Policyowner will be listed in the Policy. (See "CHARGES AND DEDUCTIONS--Partial Withdrawal Fee, and --Surrender Charge.") During a Policy Year, a $25 charge may be assessed for the second and subsequent transfers of assets among the Subaccounts and between the Variable Account and the Declared Interest Option. (See "CHARGES AND DEDUCTIONS--Transfer Charge.")


                       CHARGES AGAINST THE VARIABLE ACCOUNT. A daily charge at the rate of .0024548% of the average daily net assets of each Subaccount will be imposed to compensate the Company for certain mortality and expense risks incurred in connection with the

                       Policies. (See "CHARGES AND DEDUCTIONS--Variable Account Charges.") This corresponds to an effective annual rate of 0.90%. (This charge is guaranteed not to exceed .0028618% of the average daily net assets of each Subaccount, which corresponds to an effective annual rate of 1.05%.)

                       Currently, no charge is made to the Variable Account for federal income taxes that may be attributable to the Variable Account. The Company may, however, make such a charge in the future.

                       INVESTMENT OPTION EXPENSES. In addition, because the Variable Account purchases shares of the selected Investment Options, the value of the net assets of the Variable Account will reflect the investment advisory fee and other expenses incurred by each Investment Option. The fees and expenses for 1997 were as indicated in the table below. (See "CHARGES AND DEDUCTIONS--Variable Account Charges--INVESTMENT OPTION EXPENSES.")

                                                                       OTHER                   TOTAL
                                                                     EXPENSES                EXPENSES
                                                    ADVISORY     (AFTER WAIVER OR        (AFTER WAIVER OR
                       INVESTMENT OPTION              FEE         REIMBURSEMENT)          REIMBURSEMENT)
                       ---------------------------  --------   ---------------------   ---------------------
                       EquiTrust Variable
                        Insurance
                        Series Fund*
                         Value Growth                 0.45%           0.10%                   0.55%(1)
                         High Grade Bond              0.30%           0.22%                   0.52%
                         High Yield Bond              0.45%           0.12%                   0.57%(1)
                         Money Market                 0.25%           0.33%                   0.48%(1)
                         Blue Chip                    0.20%           0.13%                   0.33%
                       T. Rowe Price Equity
                        Series, Inc.
                         Equity Income                0.85%           0.00%                   0.85%(2)
                         Mid-Cap Growth               0.85%           0.00%                   0.85%(2)
                         New America Growth           0.85%           0.00%                   0.85%(2)
                         Personal Strategy
                          Balanced                    0.90%           0.00%                   0.90%(2)
                       T. Rowe Price International
                        Series, Inc.
                         International Stock          1.05%           0.00%                   1.05%(2)
                       Dreyfus Variable Investment
                        Fund
                         Capital Appreciation
                          Portfolio                   0.75%(3)        0.05%                   0.80%(4)
                         Disciplined Stock
                          Portfolio                   0.75%           0.27%                   1.02%(4)
                         Growth and Income
                          Portfolio                   0.75%           0.05%                   0.80%(4)
                         International Equity
                          Portfolio                   0.75%           0.31%                   1.06%(4)
                         Small Cap Portfolio          0.75%           0.03%                   0.78%(4)

                            * The annual investment option expenses for each Investment Option of the Fund are net of certain reimbursements by the Fund's investment adviser. Operating expenses (including the investment advisory fee but excluding brokerage, interest, taxes and extraordinary expenses) of an Investment Option that exceed 1.50% of the Investment Option's average daily net assets for any fiscal year are reimbursed by the Fund's investment adviser up to the amount of the advisory fee. In addition, the investment adviser has voluntarily agreed to reimburse each Portfolio for expenses that exceed 0.65%. Absent the reimbursements, the total expenses for the Investment Options for the 1997 fiscal year would have been: Value Growth 0.58%, High Grade Bond 0.57%, High Yield Bond 0.65% and Money Market 0.55%.

                            (1) Total annual investment option expenses have
                                been restated for the reduction in management fees from 0.50% to 0.45% for the Value Growth and High Yield Bond Investment Options and 0.30% to 0.25% for the Money Market Investment Option, effective May 1, 1997.

                            (2) Total annual investment option expenses are an
                                all-inclusive fee and pay for investment management services and other operating costs.

                            (3) The advisory fee is a combined investment
                                advisory and sub-investment advisory fee.

                            (4) Total expenses were not reduced for the 1997
                                fiscal year by any waiver or reimbursement.

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DISTRIBUTION OF THE POLICIES
                       The Policies will be distributed by registered
                       representatives of EquiTrust Marketing Services, Inc.,
                       ("EquiTrust Marketing") a broker-dealer having a selling
                       agreement with EquiTrust Marketing or a broker-dealer
                       having a selling agreement with such broker-dealer.
                       EquiTrust Marketing (formerly FBL Marketing Services,
                       Inc.), a wholly-owned indirect subsidiary of FBL
                       Financial Group, Inc., is registered as a broker-dealer
                       with the Securities and Exchange Commission and is a
                       member of the National Association of Securities Dealers,
                       Inc.
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OTHER POLICIES         The Company offers other variable life insurance policies
                       that invest in the same Investment Options of the Funds.
                       These policies may have different charges that could
                       affect Subaccount performance, and may offer different
                       benefits more suitable to a person's needs. To obtain
                       more information about these policies, contact the
                       Company.
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TAX TREATMENT          If a Policy is issued on the basis of a standard premium
                       class, while there is some uncertainty, the Company
                       believes that the Policy should qualify as a life
                       insurance contract for federal income tax purposes. If a
                       Policy is issued on a substandard basis, it is not clear
                       whether or not the Policy would qualify as a life
                       insurance contract for federal income tax purposes.
                       Assuming that a Policy qualifies as a life insurance
                       contract for federal income tax purposes, the Accumulated
                       Value under a Policy should be subject to the same
                       federal income tax treatment as accumulated value under a
                       conventional fixed-benefit Policy. Under existing tax
                       law, the Policyowner is not deemed to be in constructive
                       receipt of Accumulated Values under a Policy until there
                       is a distribution from the Policy. Like death benefits
                       payable under conventional life insurance policies, death
                       proceeds payable under a Policy should be completely
                       excludable from the gross income of the Beneficiary. As a
                       result, the Beneficiary generally will not be taxed on
                       these proceeds. (See "FEDERAL TAX MATTERS.")
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CANCELLATION PRIVILEGE The Policyowner is granted a 20-day period following receipt of the Policy in which to examine and return the
                       Policy. The Policyowner will receive the greater of
                       premiums paid or the Policy's Accumulated Value plus an
                       amount equal to any charges which have been deducted from
                       premiums, Accumulated Value and the Variable Account.
                       (See "THE POLICY--Examination of Policy (Cancellation
                       Privilege).")
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ILLUSTRATIONS          Sample projections of hypothetical Policy values are
                       included starting at page A-1 of this Prospectus. These projections of hypothetical values may be helpful in understanding the long-term effects of different levels of investment performance, charges and deductions, electing one or the other death benefit option and generally in comparing this Policy to other life insurance policies. NONETHELESS, THE ILLUSTRATIONS ARE
                       BASED ON HYPOTHETICAL INVESTMENT RATES OF RETURN AND ARE
                       NOT A REPRESENTATION OF PAST OR FUTURE PERFORMANCE.
                       Actual rates of return may be more or less than those reflected in the illustrations and, therefore, actual values will be different from those illustrated.

                       This Prospectus describes only those aspects of the Policy that relate to the Variable Account, except where Declared Interest Option matters are specifically mentioned. For a brief summary of the aspects of the Policy relating to the Declared Interest Option, see "THE DECLARED INTEREST OPTION."
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                       EQUITRUST LIFE INSURANCE COMPANY
                       AND THE VARIABLE ACCOUNT
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EQUITRUST LIFE INSURANCE COMPANY
                       The Company is a stock life insurance company which was incorporated in the State of Iowa on June 3, 1966. The Company is principally engaged in the offering of life insurance policies and annuity contracts and is admitted to do business in 38 states-- Alabama, Alaska, Arizona, Arkansas, California, Colorado, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, South Carolina, South Dakota, Tennessee, Texas, Utah, Virginia, Washington, Wisconsin and Wyoming. The principal offices of the Company are at 5400 University Avenue, West Des Moines, Iowa 50266.

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THE VARIABLE ACCOUNT   The Variable Account was established by the Company as a
                       separate account on January 6, 1998. The Variable Account will receive and invest the Net Premiums paid under the Policies. In addition, the Variable Account may receive and invest net premiums for any other variable life insurance policies issued in the future by the Company.

                       Although the assets in the Variable Account are the property of the Company, the assets in the Variable Account attributable to the Policies generally are not chargeable with liabilities arising out of any other business which the Company may conduct. The assets of the Variable Account are available to cover the general liabilities of the Company only to the extent that the Variable Account's assets exceed its liabilities arising under the Policies and any other policies supported by the Variable Account. The Company has the right to transfer to the General Account any assets of the Variable Account which are in excess of such reserves and other Policy liabilities.

                       The Variable Account currently is divided into fifteen Subaccounts but may, in the future, include additional subaccounts. Each Subaccount invests exclusively in shares of a single corresponding Investment Option. Income and realized and unrealized gains or losses from the assets of each Subaccount are credited to or charged against, that Subaccount without regard to income, gains or losses from any other Subaccount.

                       The Variable Account has been registered as a unit
                       investment trust under the Investment Company Act of 1940
                       and meets the definition of a separate account under the
                       federal securities laws. Registration with the Securities
                       and Exchange Commission does not involve supervision of
                       the management or investment practices or policies of the
                       Variable Account or the Company by the Commission. The
                       Variable Account is also subject to the laws of the State
                       of Iowa which regulate the operations of insurance
                       companies domiciled in Iowa.
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INVESTMENT OPTIONS     The Variable Account invests in shares of the Investment
                       Options. The Investment Options currently include the
                       Value Growth Portfolio, High Grade Bond Portfolio, High
                       Yield Bond Portfolio, Money Market Portfolio and Blue
                       Chip Portfolio of EquiTrust Variable Insurance Series
                       Fund; the Equity Income Portfolio, Mid-Cap Growth
                       Portfolio, New America Portfolio and Personal Strategy
                       Balanced Portfolio of T. Rowe Price Equity Series, Inc.
                       and International Stock Portfolio of T. Rowe Price
                       International Series, Inc.; and the Dreyfus Variable
                       Investment Fund: Capital Appreciation Portfolio, Dreyfus
                       Variable Investment Fund: Disciplined Stock Portfolio,
                       Dreyfus Variable Investment Fund: Growth and Income
                       Portfolio, Dreyfus Variable Investment Fund:
                       International Equity Portfolio and Dreyfus Variable
                       Investment Fund: Small Cap Portfolio. The Variable
                       Account may, in the future, provide for additional investment options. Each Investment Option has its own investment objectives and the income and losses for each Investment Option will be determined separately.

                       Each of these Investment Options was formed as an investment vehicle for insurance company separate accounts. The investment objectives and policies of certain Investment Options are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser, sub-investment adviser or manager. The investment results of the Investment Options, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Investment Options will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser, sub-investment adviser or manager.

                       The investment objectives and policies of each Investment Option are summarized below. There is no assurance that any Investment Option will achieve its stated objectives. More detailed information, including a description of risks, may be found in the prospectus for each Investment Option, which must accompany or precede this Prospectus and which should be read carefully and retained for future reference.

                       EQUITRUST VARIABLE INSURANCE SERIES FUND

                       EquiTrust Investment Management Services, Inc. is the investment adviser to the Fund. The Fund is comprised of six portfolios, the following five of which are available under the Contract:

                           VALUE GROWTH PORTFOLIO. This Portfolio seeks long-term capital appreciation. The Portfolio pursues its objective by investing primarily in equity securities of companies that the investment adviser believes have a potential to earn a high return on equity and/or in equity securities that the investment adviser believes are undervalued by the market place. Such equity securities may include common stock, preferred stock and securities convertible or exchangeable into common stock.

                           HIGH GRADE BOND PORTFOLIO. This Portfolio seeks as high a level of current income as is consistent with a high grade portfolio of debt securities. The Portfolio will pursue this objective by investing primarily in debt securities rated AAA, AA or A by Standard & Poor's Corporation and/or Aaa, Aa or A by Moody's Investors Service, Inc., and in securities issued or guaranteed by the United States government or its agencies or instrumentalities.

                           HIGH YIELD BOND PORTFOLIO. This Portfolio seeks, as a primary objective, as high a level of current income as is consistent with investment in a portfolio of fixed-income securities rated in the lower categories of established rating services. As a secondary objective, the Portfolio seeks capital appreciation when consistent with its primary objective. The Portfolio pursues these objectives by investing primarily in fixed-income securities rated Baa or lower by Moody's Investors Service, Inc. and/or BBB or lower by Standard & Poor's Corporation, or in unrated securities of comparable quality. AN INVESTMENT IN THIS PORTFOLIO MAY ENTAIL GREATER THAN ORDINARY FINANCIAL RISK. (See the Fund Prospectus "PRINCIPAL RISK FACTORS--Special Considerations--High Yield Bonds.")

                           MONEY MARKET PORTFOLIO. This Portfolio seeks maximum current income consistent with liquidity and stability of principal. The Portfolio will pursue this objective by investing in high quality short-term money market instruments. AN INVESTMENT IN THE MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT. THERE CAN BE NO ASSURANCE THAT THE MONEY MARKET PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

                           BLUE CHIP PORTFOLIO. This Portfolio seeks growth of capital and income. The Portfolio pursues this objective by investing primarily in common stocks of well-capitalized, established companies. Because this Portfolio may be invested heavily in particular stocks or industries, an investment in this Portfolio may entail relatively greater risk of loss.

                       T. ROWE PRICE EQUITY SERIES, INC.

                       T. Rowe Price Associates, Inc. is the investment adviser to the Fund.

                           EQUITY INCOME PORTFOLIO. This Portfolio seeks to provide substantial dividend income and long-term capital appreciation by investing primarily in established companies considered by the adviser to have favorable prospects for both increasing dividends and capital appreciation.

                           MID-CAP GROWTH PORTFOLIO. This Portfolio seeks long-term capital appreciation by investing primarily in common stocks of medium-sized (mid-cap) growth companies which offer the potential for above-average earnings growth.

                           NEW AMERICA GROWTH PORTFOLIO. This Portfolio seeks long-term capital growth by investing primarily in common stocks of U.S. growth companies operating in service industries.

                           PERSONAL STRATEGY BALANCED PORTFOLIO. This Portfolio seeks the highest total return over time consistent with an emphasis on both capital appreciation and income.

                       T. ROWE PRICE INTERNATIONAL SERIES, INC.

                       Rowe Price-Fleming International, Inc. is the investment adviser to the Fund.

                           INTERNATIONAL STOCK PORTFOLIO. This Portfolio seeks to provide capital appreciation through investments primarily in established companies based outside the United States.

                       DREYFUS VARIABLE INVESTMENT FUND

                       The Dreyfus Corporation serves as the investment adviser to the Fund. Fayez Sarofim and Co. serves as the sub-investment adviser to the Dreyfus Variable Investment
                       Fund: Capital Appreciation Portfolio. The following Fund portfolios are available under the Contract.

                           DREYFUS VARIABLE INVESTMENT FUND: CAPITAL
                           APPRECIATION PORTFOLIO. This Portfolio primarily seeks long-term capital growth, consistent with the preservation of capital; current income is a secondary investment objective. This Portfolio invests primarily in the common stocks of domestic and foreign issuers.

                           DREYFUS VARIABLE INVESTMENT FUND: DISCIPLINED STOCK PORTFOLIO. This Portfolio seeks to provide investment results that are greater than the total return performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Portfolio will use quantitative statistical modeling techniques to construct a portfolio in an attempt to achieve its investment objective, without assuming undue risk relative to the broad stock market.

                           DREYFUS VARIABLE INVESTMENT FUND: GROWTH AND INCOME PORTFOLIO. This Portfolio seeks to provide long-term capital growth, current income and growth of income, consistent with reasonable investment risk by investing primarily in equity securities, debt securities and money market instruments of domestic and foreign issuers.

                           DREYFUS VARIABLE INVESTMENT FUND: INTERNATIONAL EQUITY PORTFOLIO. This Portfolio seeks to maximize capital growth through investments in equity securities of foreign issuers located throughout the world.

                           DREYFUS VARIABLE INVESTMENT FUND: SMALL CAP
                           PORTFOLIO. This Portfolio seeks maximum capital appreciation by investing primarily in common stocks of domestic and foreign issuers. The Portfolio will be particularly alert to companies considered by the adviser to be emerging smaller-sized companies which are believed to be characterized by new or innovative products, services or processes which should enhance prospects for growth in future earnings.

                       The Funds currently sell shares: (a) to the Variable Account as well as to separate accounts of insurance companies that may or may not be affiliated with the Company or each other; and (b) to separate accounts to serve as the underlying investment for both variable insurance policies and variable annuity contracts. The Company currently does not foresee any disadvantages to Policyowners arising from the sale of shares to support variable annuity contracts and variable life insurance policies, or from shares being sold to separate accounts of insurance companies that may or may not be affiliated with the Company. However, the Company intends to monitor events in order to identify any material irreconcilable conflicts that might possibly arise. In that event, it would determine what action, if any, should be taken in response to those events or conflicts. In addition, if the Company believes that a Fund's response to any of those events or conflicts insufficiently protects Policyowners, it will take appropriate action on its own, including withdrawing the Variable Account's investment in that Fund. (See the Fund prospectuses for more detail.)

                       The Company may receive compensation from an affiliate(s) of one or more of the Funds based upon an annual percentage of the average assets held in the Investment Options by the Company. These amounts are intended to compensate the Company for administrative and other services provided by the Company to the Funds and/or affiliate(s).

                       Each Fund is registered with the Securities and Exchange Commission as an open-end, diversified management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Fund by the Securities and Exchange Commission.
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ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
                       The Company reserves the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares of the Investment Options that are held by the Variable Account or that the Variable Account may purchase. If the shares of an Investment Option are no longer available for investment or if, in its judgment, further investment in any Investment Option should become inappropriate in view of the purposes of the Variable Account, the Company reserves the right to dispose of the shares of any Investment Option and to substitute shares of another Investment Option. The Company will not substitute any shares attributable to a Policyowner's Accumulated Value in the Variable Account without notice to and prior approval of the Securities and Exchange Commission, to the extent required by the Investment Company Act of 1940 or other applicable law. Nothing contained in this Prospectus shall prevent the Variable Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Policyowners.

                       The Company also reserves the right to establish additional subaccounts of the Variable Account, each of which would invest in shares of a new Investment Option with a specified investment objective. New subaccounts may be established when, in the sole discretion of the Company, marketing, tax or investment conditions warrant, and any new subaccounts may be made available to existing Policyowners on a basis to be determined by the Company. Subject to obtaining any approvals or consents required by applicable law, the assets of one or more Subaccounts may be transferred to any other Subaccount(s), or one or more Subaccounts may be eliminated or combined with any other Subaccount(s) if, in the sole discretion of the Company, marketing, tax or investment conditions warrant.

                       In the event of any such substitution or change, the Company may, by appropriate endorsement, make such changes in these and other policies as may be necessary or appropriate to reflect such substitution or change. If deemed by the Company to be in the best interests of persons having voting rights under the Policies, the Variable Account may be operated as a management company under the Investment Company Act of 1940, may be deregistered under that Act in the event such registration is no longer required, or, subject to obtaining any approvals or consents required by applicable law, may be combined with other Company separate accounts. To the extent permitted by applicable law, the Company may also transfer the assets of the Variable Account associated with the Policies to another separate account. In addition, the Company may, when permitted by law, restrict or eliminate any voting rights of Policyowners or other persons who have voting rights as to the Variable Account. (See "ADDITIONAL INFORMATION--Voting Rights.")
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                       THE POLICY
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PURPOSE OF THE POLICY  The Policy is designed to provide the Policyowner with both lifetime insurance protection and significant flexibility in connection with the amount and frequency of premium payments and the level of death proceeds payable under a Policy. Unlike conventional life insurance, the Policyowner is not required to pay scheduled premiums to keep a Policy in force, but may, subject to certain limitations, vary the frequency and amount of premium payments. Moreover, the Policy allows a Policyowner to adjust the level of death proceeds payable under a Policy, without having to purchase a new policy, by increasing or decreasing the Specified Amount. Thus, as insurance needs or financial conditions change, the Policyowner has the flexibility to adjust death proceeds and vary premium payments.

                       The Policy varies from conventional fixed-benefit life insurance in a number of additional respects. Because the death proceeds may, and the Accumulated Value will, vary with the investment experience of the chosen Subaccounts, the Policyowner bears the investment risk of any depreciation of, but reaps the benefit of any appreciation in, the value of the underlying assets. As a result, whether or not a Policy continues in force may depend in part upon the investment experience of the chosen Subaccounts. The failure to pay a planned periodic premium will not necessarily cause the Policy to lapse, but the Policy could lapse even if planned periodic premiums have been paid, depending upon the investment experience of the Variable Account.

                       Life Insurance is not a short-term investment. Prospective policyowners should consider their need for insurance coverage and the Policy's long-term investment potential. A prospective policyowner who already has life insurance coverage should consider whether or not changing or adding to existing coverage would be advantageous. Generally, it is not advisable to purchase another policy to replace an existing policy.
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PURCHASING THE POLICY  Before it will issue a Policy, the Company must receive a completed application, including payment of the initial premium, at its Home Office. A Policy ordinarily will be issued only for Insureds who are 0 to 80 years of age at their last birthday and who supply satisfactory evidence of insurability to the Company. Acceptance is subject to the Company's underwriting rules and the Company may, in its sole discretion, reject any application or premium for any reason. The minimum Specified Amount for which a Policy will be issued is normally $50,000, although the Company may, in its discretion, issue Policies with Specified Amounts of less than $50,000.

                       The Policy Date will be the later of (i) the date of the initial application, or (ii) if additional medical or other information is required pursuant to the Company's underwriting rules, the date all such additional information is received by the Company at its Home Office. The Policy Date may also be any other date mutually agreed to by the Company and the Policyowner. If the later of (i) and (ii) above is the 29th, 30th or 31st of any month, the Policy Date will be the 28th of such month. The Policy Date is the date used to determine Policy Years, Policy Months and Policy Anniversaries. The Policy Date may, but will not always, coincide with the effective date of insurance coverage under the Policy.

                       The effective date of insurance coverage under the Policy will be the later of (i) the Policy Date, (ii) if an amendment to the initial application is required pursuant to the Company's underwriting rules, the date the Insured signs the last such amendment, or (iii) the date on which the full initial premium is received by the Company at its Home Office.
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PREMIUMS Subject to certain limitations, a Policyowner has flexibility in determining the frequency and amount of premiums.

                       PREMIUM FLEXIBILITY. Unlike conventional insurance policies, the Policy frees the Policyowner from the requirement that premiums be paid in accordance with a rigid and inflexible premium schedule. The Company may require the Policyowner to pay an initial premium that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge"), will be sufficient to pay the monthly deduction for the first Policy Month. Thereafter, subject to the minimum and maximum premium limitations described below, a Policyowner may also make unscheduled premium payments at any time prior to the Maturity Date.

                       PLANNED PERIODIC PREMIUMS. Each Policyowner will determine a planned periodic premium schedule that provides for the payment of a level premium over a specified period of time on a quarterly, semi-annual or annual basis. The Company may, at its discretion, permit planned periodic payments to be made on a monthly basis. Periodic reminder notices ordinarily will be sent to the Policyowner for each planned periodic premium. Depending on the duration of the planned periodic premium schedule, the timing of planned payments could affect the tax status of the Policy. (See "FEDERAL TAX MATTERS.")

                       The Policyowner is not required to pay premiums in accordance with the planned periodic premium schedule. Furthermore, the Policyowner has considerable flexibility to alter the amount, frequency and the time period over which planned periodic premiums are paid; however, no planned periodic payment may be less than $100 without the Company's consent. Changes in the planned premium schedule may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

                       The payment of a planned periodic premium will not guarantee that the Policy remains in force. Instead, the duration of the Policy depends upon the Policy's Accumulated Value. Thus, even if planned periodic premiums are paid by the Policyowner, the Policy will nevertheless lapse if, during the first three Policy Years, Net Accumulated Value or, after three Policy Years, Net Surrender Value is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly Deduction") and a Grace Period expires without a sufficient payment (see "THE POLICY--Policy Lapse and Reinstatement--LAPSE").

                       UNSCHEDULED PREMIUMS. Each unscheduled premium payment must be at least $100; however, the Company may, in its discretion, waive this minimum requirement. The Company reserves the right to limit the number and amount of unscheduled premium payments. An unscheduled premium payment may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

                       PREMIUM LIMITATIONS. In no event may the total of all premiums paid, both planned periodic and unscheduled, exceed the applicable maximum premium limitation imposed by federal tax laws. Because the maximum premium limitation is in part dependent upon the Specified Amount for each Policy, changes in the Specified Amount may affect this limitation. If at any time a premium is paid which would result in total premiums exceeding the applicable maximum premium limitation, the Company will accept only that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the applicable maximum premium limitation.

                       PAYMENT OF PREMIUMS. Payments made by the Policyowner will be treated first as payment of any outstanding Policy Debt unless the Policyowner indicates that the payment should be treated otherwise. Where no indication is made, any portion of a payment that exceeds the amount of any outstanding Policy Debt will be treated as a premium payment.

                       NET PREMIUMS. The Net Premium is the amount available for investment. The Net Premium equals the premium paid less the premium expense charge. (See "CHARGES AND DEDUCTIONS--Premium Expense Charge.")

                       ALLOCATION OF NET PREMIUMS. In the application for a Policy, the Policyowner can allocate Net Premiums or portions thereof to the Subaccounts, to the Declared Interest Option, or both. Net Premiums will be allocated to the Declared Interest Option if they are received either before the date the Company obtains a signed notice from the Policyowner that the Policy has been received, or before the end of 25-days after the Delivery Date. Upon the earlier of (i) the date the Company obtains a signed notice from the Policyowner that the Policy has been received, or (ii) 25 days after the Delivery Date, the Accumulated Value in the Declared Interest Option automatically will be allocated, without charge, among the Subaccounts and Declared Interest Option in accordance with the Policyowner's allocation instructions. Net Premiums received on or after (i) or
                       (ii) above are allocated in accordance with the instructions of the Policyowner, to the Variable Account, the Declared Interest Option, or both. The Policyowner does not waive his cancellation privilege by sending the signed notice of receipt of the Policy to the Company (see "THE POLICY-- Examination of Policy (Cancellation Privilege)").

                       The minimum percentage of each premium that may be allocated to any subaccount of the Variable Account or to the Declared Interest Option is 10%; no fractional percentages will be permitted. The allocation for future Net Premiums may be changed without charge, at any time while the Policy is in force, by providing the Company with written notice on a form acceptable to the Company signed by the Policyowner. The change will take effect on the date the written notice is received at the Home Office and will have no effect on prior cash values.

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POLICY LAPSE AND REINSTATEMENT
                       LAPSE. Unlike conventional life insurance policies, the failure to make a planned periodic premium payment will not itself cause a Policy to lapse. Lapse will only occur during the first three Policy Years when Net Accumulated Value is insufficient on a Monthly Deduction Day to cover the monthly deduction, or after three Policy Years when Net Surrender Value is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly Deduction"), and a Grace Period expires without a sufficient payment. Insurance coverage will continue during the Grace Period, but the Policy will be deemed to have no Accumulated Value for purposes of Policy Loans and surrenders during such Grace Period. The death proceeds payable during the Grace Period will equal the amount of the death proceeds payable immediately prior to the commencement of the Grace Period, reduced by any due and unpaid monthly deductions.

                       To avoid lapse and termination of the Policy without value, the Company must receive from the Policyowner during the Grace Period a premium payment that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS-- Premium Expense Charge"), will be at least equal to three times the monthly deduction due on the Monthly Deduction Day immediately preceding the Grace Period (see "CHARGES AND DEDUCTIONS--Monthly Deduction"). A Grace Period of 61 days will commence on the date the Company sends a notice of any insufficiency to the Policyowner.

                       REINSTATEMENT. Prior to the Maturity Date, a lapsed Policy may be reinstated at any time within five years of the Monthly Deduction Day immediately preceding the Grace Period which expired without payment of the required premium. Reinstatement is effected by submitting the following items to the Company:

                            1. A written application for reinstatement signed by the Policyowner and the Insured;

                            2. Evidence of insurability satisfactory to the Company;

                            3. A premium that, after the deduction of the premium expense charge, is at least sufficient to keep the Policy in force for three months; and

                            4. An amount equal to the monthly cost of insurance for the two Policy Months prior to lapse.

                       (State law may limit the premium to be paid on reinstatement to an amount less than that described.) To the extent that the first year monthly administrative charge was not deducted for a total of twelve Policy Months prior to lapse, such charge will continue to be deducted following reinstatement of the Policy until such charge has been assessed, both before and after the lapse, for a total of 12 Policy Months. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.") The Company will not reinstate a Policy surrendered for its Net Surrender Value. The lapse of a Policy with loans outstanding may have adverse tax consequences (see "FEDERAL TAX MATTERS--Policy Proceeds").

                       The effective date of the reinstated Policy will be the Monthly Deduction Day coinciding with or next following the date the Company approves the application for reinstatement.
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EXAMINATION OF POLICY (CANCELLATION PRIVILEGE)
                       The Policyowner may cancel the Policy by delivering or mailing written notice or sending a telegram to the Company at its Home Office, and returning the Policy to the Company at its Home Office before midnight of the twentieth day after the Policyowner receives the Policy. Notice given by mail and return of the Policy by mail are effective on being postmarked, properly addressed and postage prepaid.

                       With respect to all Policies, the Company will refund, within seven days after receipt of satisfactory notice of cancellation and the returned Policy at its Home Office, the greater of premiums paid or the Policy's Accumulated Value plus an amount equal to any charges which have been deducted from premiums, Accumulated Value and the Variable Account.

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SPECIAL TRANSFER PRIVILEGE
                       A Policyowner may, at any time prior to the Maturity Date while the Policy is in force, convert the Policy to a flexible premium fixed-benefit life insurance policy by requesting that all of the Accumulated Value in the Variable Account be transferred to the Declared Interest Option. The Policyowner may exercise this special transfer privilege once each Policy Year. Once a Policyowner exercises the special transfer privilege, all future premium payments automatically will be credited to the Declared Interest Option, until such time as the Policyowner requests a change in allocation. No charge will be imposed for any transfers resulting from the exercise of the special transfer privilege.
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                       POLICY BENEFITS
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                       While a Policy is in force, it provides for certain benefits prior to the Maturity Date. Subject to certain limitations, the Policyowner may at any time obtain all or a portion of the Net Accumulated Value by surrendering or taking a partial withdrawal from the Policy. (See "POLICY BENEFITS--Accumulated Value Benefits--SURRENDER AND WITHDRAWAL PRIVILEGES.") In addition, the Policyowner has certain policy loan privileges under the Policies. (See "POLICY BENEFITS--Loan Benefits--POLICY LOANS.") The Policy also provides for the payment of death proceeds upon the death of the Insured under one of two death benefit options selected by the Policyowner (see "POLICY BENEFITS--Death Proceeds--DEATH BENEFIT OPTIONS"), and benefits upon the maturity of a Policy (see "POLICY BENEFITS--Benefits at Maturity").
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ACCUMULATED VALUE BENEFITS
                       SURRENDER AND WITHDRAWAL PRIVILEGES. At any time prior to the Maturity Date while the Policy is in force, a Policyowner may surrender the Policy or make a partial withdrawal by sending a written request to the Company at its Home Office. A surrender charge will apply to any surrender during the first six Policy Years, as well as during the first six years following an increase in Specified Amount. A Partial Withdrawal Fee equal to the lesser of $25 or 2% of the amount withdrawn will be payable upon each partial withdrawal to cover the cost of processing a partial withdrawal. (See "CHARGES AND DEDUCTIONS--Partial Withdrawal Fee, and --Surrender Charge.") Surrender and withdrawal proceeds ordinarily will be mailed to the Policyowner within seven days after the Company receives a signed request for a surrender at its Home Office, although payments may be postponed under certain circumstances. (See "GENERAL PROVISIONS-- Postponement of Payments.")

                       SURRENDERS. The amount payable upon surrender of the Policy is the Net Surrender Value at the end of the Valuation Period during which the request is received. This amount may be paid in a lump sum or under one of the payment options specified in the Policy, as requested by the Policyowner. (See "POLICY BENEFITS--Payment Options.") Upon surrender, all insurance in force will terminate. For a discussion of the tax consequences associated with Surrenders, see "FEDERAL TAX MATTERS."

                       PARTIAL WITHDRAWALS. A Policyowner may obtain a portion of the Policy's Net Surrender Value. The amount requested for partial withdrawal must be at least $500 and cannot exceed the lesser of (1) the Net Surrender Value less $500, or (2) 90% of the Net Surrender Value. The Partial Withdrawal Fee will be deducted from the remaining Accumulated Value. The Policyowner may request that the proceeds of a partial withdrawal be paid in a lump sum or under one of the payment options specified in the Policy. (See "POLICY BENEFITS--Payment Options.")

                       A partial withdrawal (together with the Partial Withdrawal Fee) will be allocated among the Subaccounts and the Declared Interest Option in accordance with the written instructions of the Policyowner. If no such instructions are received with the request for partial withdrawal, the partial withdrawal will be allocated among the Subaccounts and the Declared Interest Option in the same proportion that the Accumulated Value in each of the Subaccounts and the Accumulated Value in the Declared Interest Option, reduced by any outstanding Policy Debt, bear to the total Accumulated Value on the date the request is received at the Home Office.

                       Partial withdrawals will affect both the Policy's Accumulated Value and the death proceeds payable under the Policy. The Policy's Accumulated Value will be reduced by the amount of the partial withdrawal. If the death benefit payable under either death benefit option both before and after the partial withdrawal is equal to the Accumulated Value multiplied by the specified amount factor set forth in the Policy, a partial withdrawal will result in a reduction in death proceeds equal to the amount of the partial withdrawal, multiplied by the specified amount factor then in effect. If the death benefit is not so affected by the specified amount factor, the reduction in death proceeds will be equal to the partial withdrawal. (See "POLICY BENEFITS--Death Proceeds.")

                       Partial withdrawals will reduce the Policy's Specified Amount by the amount of Accumulated Value withdrawn if Option B is in effect at the time of the withdrawal. If Option A is in effect at the time of the withdrawal, there will be no effect on Specified Amount. (See "POLICY BENEFITS--Death Proceeds--DEATH BENEFIT OPTIONS.") The Specified Amount remaining in force after a partial withdrawal may not be less than the minimum Specified Amount for the Policy in effect on the date of the partial withdrawal, as published by the Company. As a result, the Company will not process any partial withdrawal that would reduce the Specified Amount below this minimum. If increases in the Specified Amount previously have occurred, a partial withdrawal will first reduce the Specified Amount of the most recent increase, then the next most recent increases successively, then the coverage under the original application. Thus, a partial withdrawal may either increase or decrease the amount of the cost of insurance charge, depending upon the particular circumstances. (See "CHARGES AND DEDUCTIONS--Monthly Deduction--COST OF INSURANCE.") For a discussion of the tax consequences associated with partial withdrawals, see "FEDERAL TAX MATTERS."

                       NET ACCUMULATED VALUE. Net Accumulated Value equals the Policy's Accumulated Value reduced by any outstanding Policy Debt and increased by any unearned loan interest.

                       CALCULATION OF ACCUMULATED VALUE. The Policy provides for the accumulation of Accumulated Value. Accumulated Value will be determined on each Business Day. A Policy's Accumulated Value will reflect a number of factors, including Net Premiums paid, partial withdrawals, Policy Loans, charges assessed in connection with the Policy, the interest earned on the Accumulated Value in the Declared Interest Option and the investment performance of the Subaccounts to which the Accumulated Value is allocated. There is no guaranteed minimum Accumulated Value. The Accumulated Value of the Policy is equal to the sum of the Accumulated Values in each Subaccount, plus the Accumulated Value in the Declared Interest Option, including amounts transferred to the Declared Interest Option to secure outstanding Policy Debt.

                       As of the Policy Date, the Policy's Accumulated Value equals the initial Net Premium less the monthly deduction made on the Policy Date.

                       On the Business Day coinciding with or immediately following the date the Company receives notice that the Policy has been received by the Policyowner, but no later than 25 days after the Delivery Date, the Policy's Accumulated Value (all of which is in the Declared Interest Option) will be transferred automatically among the Subaccounts and the Declared Interest Option in accordance with such percentage allocation instructions. At the end of each Valuation Period thereafter, the Accumulated Value in a Subaccount will equal:

                                (1) The total Subaccount units represented by
                                    the Accumulated Value at the end of the
                                    preceding Valuation Period, multiplied by the Subaccount's unit value for the current Valuation Period; PLUS

                                (2) Any Net Premiums received during the current
                                    Valuation Period which are allocated to the Subaccount; PLUS

                                (3) All Accumulated Values transferred to the
                                    Subaccount from the Declared Interest Option or from another Subaccount during the current Valuation Period; MINUS

                                (4) All Accumulated Values transferred from the
                                    Subaccount to another Subaccount or to the Declared Interest Option during the current Valuation Period, including amounts transferred to the Declared Interest Option to secure Policy Debt; MINUS

                                (5) All partial withdrawals (and any portion of
                                    the Partial Withdrawal Fee) deducted from the Subaccount during the current Valuation Period; MINUS

                                (6) The portion of any monthly deduction charged
                                    to the Subaccount during the current
                                    Valuation Period to cover the Policy Month following the Monthly Deduction Day.

                       The Policy's total Accumulated Value in the Variable Account equals the sum of the Policy's Accumulated Value in each Subaccount.

                       UNIT VALUE. Each Subaccount has a Unit Value. When Net Premiums are allocated to, or other amounts are transferred into, a Subaccount, a number of units are purchased based on the Unit Value of the Subaccount as of the end of the Valuation Period during which the transfer is made. Likewise, when amounts are transferred out of a Subaccount, units are redeemed on the same basis. On any day, a Policy's Accumulated Value in a Subaccount is equal to the number of units held in such Subaccount, multiplied by the Unit Value of such Subaccount on that date.

                       For each Subaccount, the Unit Value was initially set at $10 when the Subaccount first purchased shares of the designated Investment Option. The Unit Value for each subsequent valuation period is calculated by dividing (a) by (b) where:

                                (a) is (1) the Net Asset Value of the Subaccount
                                    at the end of the preceding Valuation
                                    Period, plus (2) the investment income and capital gains, realized or unrealized, credited to the net assets of that Subaccount during the Valuation Period for which the Unit Value is being determined, minus (3) the capital losses, realized or unrealized, charged against those assets during the Valuation Period, minus (4) any amount charged against the Subaccount for taxes, or any amount set aside during the Valuation Period by the Company as a provision for taxes attributable to the operation or maintenance of that Subaccount; and minus (5) a charge equal to .0024548% of the average daily net assets of the Subaccount for each day in the Valuation Period. This corresponds to an effective annual rate of 0.90% of the average daily net assets of the Subaccount for mortality and expense risks incurred in connection with the Policies. (This charge is guaranteed not to exceed .0028618% of the average daily net assets on each Subaccount, which corresponds to an effective annual rate of 1.05%.)

                                (b) is the number of units outstanding at the
                                    end of the preceding Valuation Period.

                       The Unit Value for a Valuation Period applies for each
                       day in the period. The assets in the Variable Account
                       will be valued at their fair market value in accordance
                       with accepted accounting practices and applicable laws
                       and regulations.
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TRANSFERS              Policyowners may transfer amounts among the Subaccounts
                       an unlimited number of times in a Policy Year; however, only one transfer per Policy Year may be made between the Declared Interest Option and the Variable Account.
                       Transfers are made by written request to the Home Office or, if the Policyowner has elected the "Telephone
                       Transfer Authorization" on the supplemental application, by calling the Home Office toll-free at (888) 349-4656.
                       The amount of the transfer must be at least $100 or the total Accumulated Value in the Subaccount or in the Declared Interest Option (reduced, in the case of the Declared Interest Option, by any outstanding Policy
                       Debt), if less than $100. The Company may, at its discretion, waive the $100 minimum requirement. The transfer will be effective as of the end of the Valuation
                       Period during which the request is received at the Home
                       Office.

                       The first transfer in each Policy Year will be made without charge; each time amounts are subsequently transferred in that Policy Year, a transfer charge of $25 may be assessed. The transfer charge, unless paid in cash, will be deducted from the amount transferred. Once a Policy is issued, the amount of the transfer charge is guaranteed for the life of the Policy. (See "CHARGES AND DEDUCTIONS--Transfer Charge.")

                       For purposes of these limitations and charges, all
                       transfers effected on the same day will be considered a
                       single transfer.
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LOAN BENEFITS          POLICY LOANS. So long as the Policy remains in force and
                       has a positive Net Surrender Value, a Policyowner may borrow money from the Company at any time using the Policy as the sole security for the Policy Loan. A loan taken from, or secured by, a Policy may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

                       The maximum amount that may be borrowed at any time is 90% of the Net Surrender Value as of the end of the Valuation Period during which the request for the Policy Loan is received at the Home Office. The Company's claim for repayment of Policy Debt has priority over the claims of any assignee or other person.

                       During any time that there is outstanding Policy Debt, payments made by the Policyowner will be treated first as payment of outstanding Policy Debt, unless the Policyowner indicates that the payment should be treated otherwise. Where no indication is made, any portion of a payment that exceeds the amount of any outstanding Policy Debt will be treated as a premium payment.

                       ALLOCATION OF POLICY LOAN. When a Policy Loan is made, an amount equal to the Policy Loan will be segregated within the Declared Interest Option as security for the Policy Loan. If, immediately prior to the Policy Loan, the Accumulated Value in the Declared Interest Option less Policy Debt outstanding is less than the amount of such Policy Loan, the difference will be transferred from the subaccounts of the Variable Account, which have Accumulated Value, in the same proportions that the Policy's Accumulated Value in each Subaccount bears to the Policy's total Accumulated Value in the Variable Account. Accumulated Values will be determined as of the end of the Valuation Period during which the request for the Policy Loan is received at the Home Office.

                       Loan proceeds will normally be mailed to the Policyowner within seven days after receipt of a written request. Postponement of a Policy Loan may take place under certain circumstances. (See "GENERAL
                       PROVISIONS--Postponement of Payments.")

                       Amounts segregated within the Declared Interest Option as security for Policy Debt will bear interest at an effective annual rate set by the Company. (See "POLICY BENEFITS--Loan Benefits--EFFECT ON INVESTMENT PERFORMANCE.")

                       LOAN INTEREST CHARGED. The interest rate charged on Policy Loans is not fixed. The maximum annual loan interest rate will be the higher of the "Published Monthly Average of the Composite Yield on Seasoned Corporate Bonds" as published by Moody's Investors Service, Inc. or any successor thereto, for the calendar month ending two months before the date on which the rate is determined; or 5.5%. The Company may at any time elect to change the interest rate. The Company will send notice of any change in rate to the Policyowner. The new rate will take effect on the Policy Anniversary coinciding with or next following the date the rate is changed.

                       Interest is payable in advance at the time any Policy Loan is made (for the remainder of the Policy Year) and on each Policy Anniversary thereafter (for the entire Policy Year) so long as there is Policy Debt outstanding. Interest payable at the time a Policy Loan is made will be subtracted from the loan proceeds. Thereafter, interest not paid when due will be added to the existing Policy Debt and bear interest at the same rate charged for Policy Loans. The amount equal to unpaid interest will be segregated within the Declared Interest Option in the same manner that amounts for Policy Loans are segregated within the Declared Interest Option. (See "POLICY BENEFITS-- Loan Benefits--ALLOCATION OF POLICY LOAN.")

                       Because interest is charged in advance, any interest that has not been earned will be added to the death benefit payable at the Insured's death and to the Accumulated Value upon complete surrender, and will be credited to the Accumulated Value in the Declared Interest Option upon repayment of Policy Debt.

                       EFFECT ON INVESTMENT PERFORMANCE. Amounts transferred from the Variable Account as security for Policy Debt will no longer participate in the investment performance of the Variable Account. All amounts held in the Declared Interest Option as security for Policy Debt will be credited with interest on each Monthly Deduction Day at an effective annual rate equal to the greater of 4.0% or the current effective loan interest rate minus no more than 3.0%, as determined and declared by the Company. No additional interest will be credited to these amounts. The interest credited will remain in the Declared Interest Option unless and until transferred by the Policyowner to the Variable Account, but will not be segregated within the Declared Interest Option as security for Policy Debt.

                       From time to time, the Company may allow, by Company practice, a loan spread of 0% on the gain in a Policy in effect a minimum of ten years.

                       Even though Policy Debt may be repaid in whole or in part at any time prior to the Maturity Date if the Policy is still in force, Policy Loans will affect the Accumulated Value of a Policy and may affect the death proceeds payable. The effect could be favorable or unfavorable depending upon whether the investment performance of the Subaccount(s) from which the Accumulated Value was transferred is less than or greater than the interest rates actually credited to the Accumulated Value segregated within the Declared Interest Option as security for Policy Debt while Policy Debt is outstanding. In comparison to a Policy under which no Policy Loan was made, Accumulated Value will be lower where such interest rates credited were less than the investment performance of the Subaccount(s), but will be greater where such interest rates were greater than the performance of the Subaccount(s). In addition, death proceeds will reflect a reduction of the death benefit by any outstanding Policy Debt.

                       POLICY DEBT. Policy Debt equals the sum of all unpaid Policy Loans and any due and unpaid policy loan interest. Policy Debt is not included in Net Accumulated Value, which is equal to Accumulated Value less Policy Debt. If, during the first three Policy Years, Net Accumulated Value or, after three Policy Years, Net Surrender Value is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "Charges and Deductions--Monthly Deduction"), the Company will notify the Policyowner. To avoid lapse and termination of the Policy without value (see "THE POLICY--Policy Lapse and Reinstatement-- LAPSE"), the Policyowner must, during the Grace Period, make a premium payment that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge"), will be at least equal to three times the monthly deduction due on the Monthly Deduction Day immediately preceding the Grace Period (see "CHARGES AND DEDUCTIONS--Monthly Deduction"). Therefore the greater the Policy Debt under a Policy, the more likely it would be to lapse.

                       REPAYMENT OF POLICY DEBT. Policy Debt may be repaid in whole or in part any time during the Insured's life and before the Maturity Date so long as the Policy is in force. Any Policy Debt not repaid is subtracted from the death benefit payable at the Insured's death, from Surrender Value upon surrender or from the maturity benefit. Any payments made by a Policyowner will be treated first as the repayment of any outstanding Policy Debt, unless the Policyowner indicates otherwise. Upon repayment of Policy Debt, the portion of the Accumulated Value in the Declared Interest Option securing the repaid portion of the Policy Debt will no longer be segregated within the Declared Interest Option as security for Policy Debt, but will remain in the Declared Interest Option unless and until transferred to the Variable Account by the Policyowner.

                       For a discussion of the tax consequences associated with Policy Loans and lapses, see "FEDERAL TAX MATTERS."

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DEATH PROCEEDS         So long as the Policy remains in force, the Policy
                       provides for the payment of death proceeds upon the death of the Insured. Proceeds will be paid to the primary
                       Beneficiary or a contingent Beneficiary. One or more primary Beneficiaries or contingent Beneficiaries may be named. If no Beneficiary survives the Insured, the death proceeds will be paid to the Policyowner or his estate.
                       Death proceeds may be paid in a lump sum or under a payment option. (See "POLICY BENEFITS--Payment Options.")
                       To determine the death proceeds, the death benefit will be reduced by any outstanding Policy Debt and increased by any unearned loan interest and any premiums paid after the date of death. Proceeds will ordinarily be mailed within seven days after receipt by the Company of Due
                       Proof of Death. Payment may, however, be postponed under certain circumstances. (See "GENERAL PROVISIONS--
                       Postponement of Payments.") The Company pays interest on those proceeds, at an annual rate of no less than 3.0% or any rate required by law, from the date of death to the date payment is made.

                       DEATH BENEFIT OPTIONS. Policyowners designate in the initial application one of two death benefit options offered under the Policy. The amount of the death benefit payable under a Policy will depend upon the option in effect at the time of the Insured's death. Under Option A, the death benefit will be equal to the greater of (i) the sum of the current Specified Amount and the Accumulated Value, or (ii) the Accumulated Value multiplied by the specified amount factor. Accumulated Value will be determined as of the end of the Business Day coinciding with or immediately following the date of death. The specified amount factor is 2.50 for an Insured Attained Age 40 or below on the date of death. For Insureds with an Attained Age over 40 on the date of death, the factor declines with age as shown in the Specified Amount Factor Table in Appendix B. Accordingly, under Option A, the death proceeds will always vary as the Accumulated Value varies (but will never be less than the Specified Amount). Policyowners who prefer to have favorable investment performance and additional premiums reflected in increased death benefits generally should select Option A.

                       Under Option B, the death benefit will be equal to the greater of the current Specified Amount or the Accumulated Value (determined as of the end of the Business Day coinciding with or immediately following the date of death) multiplied by the specified amount factor. The specified amount factor is the same as under Option
                       A. Accordingly, under Option B the death benefit will remain level at the Specified Amount unless the Accumulated Value multiplied by the specified amount factor exceeds the current Specified Amount, in which case the amount of the death benefit will vary as the Accumulated Value varies. Policyowners who are satisfied with the amount of their insurance coverage under the Policy and who prefer to have favorable investment performance and additional premiums reflected in higher Accumulated Value, rather than increased death benefits, generally should select Option B.

                       Examples illustrating Option A and Option B can be found in Appendix B.

                       CHANGE IN DEATH BENEFIT OPTION. The death benefit option in effect may be changed at any time by sending a written request for the change to the Company at its Home Office. The effective date of such a change will be the Monthly Deduction Day coinciding with or immediately following the date the change is approved by the Company. A change in death benefit options may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

                       If the death benefit option is changed from Option A to Option B, the current Specified Amount will not change. If the benefit option is changed from Option B to Option A, the current Specified Amount will be reduced by an amount equal to the Accumulated Value on the effective date of the change. A change in the death benefit option may not be made if it would result in a Specified Amount which is less than the minimum Specified Amount in effect on the effective date of the change or if after the change the Policy would no longer qualify as life insurance under federal tax law.

                       No charges will be imposed in connection with a change in death benefit option; however, a change in death benefit option will affect the cost of insurance charges. (See "CHARGES AND DEDUCTIONS--Monthly Deduction--COST OF INSURANCE.")

                       CHANGE IN EXISTING COVERAGE. After a Policy has been in force for one Policy Year, a Policyowner may adjust the existing insurance coverage by increasing or decreasing the Specified Amount. To make a change, the Policyowner must send a written request to the Company at its Home Office. Any change in the Specified Amount may affect the cost of insurance rate and the net amount at risk, both of which will affect a Policyowner's cost of insurance charge. (See "CHARGES AND DEDUCTIONS-- Monthly Deduction--COST OF INSURANCE RATE, and --NET AMOUNT AT RISK.") If decreases in the Specified Amount cause the premiums paid to exceed the maximum premium limitations imposed by federal tax law (see "THE POLICY--Premiums-- PREMIUM LIMITATIONS"), the decrease will be limited to the extent necessary to meet these requirements. A change in existing coverage may have federal income tax consequences. (See "FEDERAL TAX MATTERS--Tax Treatment of Policy Benefits.")

                       Any decrease in the Specified Amount will become effective on the Monthly Deduction Day coinciding with or immediately following the date the request is approved by the Company. The decrease will first reduce the Specified Amount provided by the most recent increase, then the next most recent increases successively, then the Specified Amount under the original application. The Specified Amount following a decrease can never be less than the minimum Specified Amount for the Policy in effect on the date of the decrease. A Specified Amount decrease will not reduce the Surrender Charge.

                       To apply for an increase, evidence of insurability satisfactory to the Company must be provided. Any approved increase will become effective on the Monthly Deduction Day coinciding with or immediately following the date the request is approved by the Company. An increase will not become effective, however, if the Policy's Accumulated Value on the effective date would not be sufficient to cover the deduction for the increased cost of the insurance for the next Policy Month. A Specified Amount increase is subject to its own Surrender Charge.

                       CHANGES IN INSURANCE PROTECTION. A Policyowner may increase or decrease the pure insurance protection provided by a Policy--the difference between the death benefit and the Accumulated Value--in one of several ways as insurance needs change. These ways include increasing or decreasing the Specified Amount of insurance, changing the level of premium payments and, to a lesser extent, partially withdrawing Accumulated Value. Although the consequences of each of these methods will depend upon the individual circumstances, they may be summarized as follows:

                                (a) A decrease in the Specified Amount will,
                                    subject to the applicable specified amount factor limitations (see "POLICY BENEFITS--Death Proceeds-- DEATH BENEFIT OPTIONS"), decrease the pure insurance protection and the cost of insurance charges under the Policy without generally reducing the Accumulated Value.

                                (b) An increase in the Specified Amount may
                                    increase the amount of pure insurance
                                    protection, depending on the amount of
                                    Accumulated Value and the resultant
                                    applicable specified amount factor. If the insurance protection is increased, the cost of insurance charge generally will increase as well.

                                (c) If Option B is elected, an increased level
                                    of premium payments will increase the
                                    Accumulated Value and reduce the pure
                                    insurance protection, until the Accumulated
                                    Value multiplied by the applicable specified amount factor exceeds the Specified Amount. Increased premiums should also increase the amount of funds available to keep the Policy in force.

                                (d) If Option B is elected, a reduced level of
                                    premium payments generally will increase the amount of pure insurance protection, depending on the applicable specified amount factor. It also will result in a reduced amount of Accumulated Value and will increase the possibility that the Policy will lapse.

                                (e) A partial withdrawal will reduce the death
                                    benefit. (See "POLICY BENEFITS--Accumulated
                                    Value Benefits--SURRENDER AND WITHDRAWAL
                                    PRIVILEGES.") However, it only affects the amount of pure insurance protection if the death benefit payable is based on the specified amount factor, because otherwise the decrease in the benefit is offset by the amount of Accumulated Value withdrawn. The primary use of a partial withdrawal is to withdraw cash and reduce Accumulated Value.

                       In comparison, an increase in the death benefit due to the operation of the specified amount factor occurs automatically and is intended to help assure that the Policy remains qualified as life insurance under federal tax law. The calculation of the death benefit based upon the specified amount factor occurs only when the Accumulated Value of a Policy reaches a certain proportion of the Specified Amount (which may or may not occur). Additional premium payments, favorable investment performance and large initial premiums tend to increase the likelihood of the specified amount factor becoming operational after the first few Policy Years. Such increases will be temporary, however, if the investment performance becomes unfavorable and/or premium payments are stopped or decreased.
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ACCELERATED PAYMENTS OF DEATH PROCEEDS
                       In the event that the Insured becomes terminally ill (as defined below), the Policyowner (if residing in a state that has approved such an endorsement) may, by written request and subject to the conditions stated below, have the Company pay all or a portion of the accelerated death benefit immediately to the Policyowner. If not attached to the Policy beforehand, the Company will issue an accelerated death benefit endorsement (the "Endorsement") providing for this right.

                       For this purpose, an Insured is terminally ill when a physician (as defined by the Endorsement) certifies that he or she has a life expectancy of 12 months or less.

                       The accelerated death benefit is equal to the Policy's death benefit as described on page 6, up to a maximum of $250,000 (the $250,000 maximum applies in aggregate to all policies issued by the Company on the Insured), less an amount representing a discount for 12 months at the interest rate charged for loans under the Policy. The accelerated death benefit does not include the amount of any death benefit payable under a rider that covers the life of someone other than the Insured.

                       In the event that there is a loan outstanding under the Policy on the date that the Policyowner requests a payment under the Endorsement, the accelerated death benefit is reduced by a portion of the outstanding loan in the same proportion that the requested payment under the Endorsement bears to the total death benefit under the Policy. If the amount requested by the Policyowner to be paid under the Endorsement is less than the total death benefit under the Policy and the Specified Amount of the Policy is equal to or greater than the minimum Specified Amount, the Policy will remain in force with all values and benefits under the Policy being reduced in the same proportion that the new Policy benefit bears to the Policy benefit before exercise of the Endorsement.

                       There are several other restrictions associated with the Endorsement. These are: (1) the Endorsement is not valid if the Policy is within five years of being matured, (2) the consent of any irrevocable beneficiary or assignee is required to exercise the Endorsement, (3) the Company reserves the right, in its sole discretion, to require the consent of the Insured or of any beneficiary, assignee, spouse or other party of interest before permitting the exercise of the Endorsement, (4) the Company reserves the right to obtain the concurrence of a second medical opinion as to whether any Insured is terminally ill and (5) the Endorsement is not effective where (a) the Insured or the Policyowner would be otherwise required by law to use the

                       Endorsement to meet the claims of creditors, or (b) the Insured would be otherwise required by any government agency to exercise the Endorsement in order to apply for, obtain or keep a government benefit or entitlement.

                       The Endorsement will terminate at the earlier of the end of the grace period for which any premium is unpaid, upon receipt in the Home Office of a written request from the Policyowner to cancel the Endorsement or upon termination of the Policy.

                       Pursuant to the recently enacted Health Insurance
                       Portability and Accountability Act of 1996, the Company
                       believes that for federal income tax purposes, an
                       accelerated death benefit payment received under an
                       accelerated death benefit endorsement should be fully
                       excludable from the gross income of the beneficiary, as
                       long as the beneficiary is the insured under the Policy.
                       However, the Policyowner should consult a qualified tax
                       adviser about the consequences of adding this Endorsement
                       to a Policy or requesting an accelerated death benefit
                       payment under this Endorsement.
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BENEFITS AT MATURITY   If the Insured is alive and the Policy is in force on the
                       Maturity Date, the Company will pay to the Policyowner
                       the Policy's Accumulated Value as of the end of the
                       Business Day coinciding with or immediately following the
                       Maturity Date, reduced by any outstanding Policy Debt.
                       (See "POLICY BENEFITS--Loan Benefits--REPAYMENT OF POLICY
                       DEBT.") Benefits at maturity may be paid in a lump sum or
                       under a payment option. The Maturity Date is Attained Age
                       115.
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PAYMENT OPTIONS        Death proceeds and Accumulated Value paid at maturity, or
                       upon surrender or partial withdrawal of a Policy, may be paid in whole or in part under a payment option. There are currently five payment options available. Payments may also be made under any new payment option available at the time proceeds become payable. In addition, proceeds may be paid in any other manner acceptable to the Company.

                       An option may be designated in the application or by notifying the Company in writing at its Home Office. During the life of the Insured, the Policyowner may select a payment option; in addition, during that time the Policyowner may change a previously selected option by sending written notice to the Company requesting the cancellation of the prior option and the designation of a new option. If the Policyowner has not chosen an option prior to the Insured's death, the Beneficiary may choose an option. The Beneficiary may change a payment option by sending a written request to the Company, provided that a prior option chosen by the Policyowner is not in effect.

                       If no option is chosen, the Company will pay the proceeds of the Policy in one sum. The Company will also pay the proceeds in one sum if, (i) the proceeds are less than $2,000; (ii) periodic payments would be less than $20; or
                       (iii) the payee is an assignee, estate, trustee, partnership, corporation or association.

                       Amounts paid under a payment option are paid pursuant to a payment contract and will not depend upon the investment performance of the Variable Account. Proceeds applied under a payment option earn interest at a rate guaranteed to be no less than 3.0% compounded yearly. The Company may be crediting higher interest rates on the effective date of the payment contract. The Company may, but is not obligated to, declare additional interest to be applied to such funds.

                       If a payee dies, any remaining payments will be paid to a contingent payee. At the death of the last payee, the commuted value of any remaining payments will be paid to the last payee's estate. A payee may not withdraw funds under a payment option unless the Company has agreed to such withdrawal in the payment contract. The Company reserves the right to defer a withdrawal for up to six months and to refuse to allow partial withdrawals of less than $250.

                       Payments under Options 2, 3, 4 or 5 will begin as of the date of the Insured's death, on surrender or on the Maturity Date. Payments under Option 1 will begin at the end of the first interest period after the date proceeds are otherwise payable.

                           OPTION 1--INTEREST INCOME. Periodic payments of interest earned from the proceeds will be paid. Payments can be annual, semi-annual, quarterly or monthly, as selected by the payee, and will begin at the end of the first period chosen. Proceeds left under this plan will earn interest at a rate determined by the Company, in no event less than 3.0% compounded yearly. The payee may withdraw all or part of the proceeds at any time.

                           OPTION 2--INCOME FOR A FIXED TERM. Periodic payments will be made for a fixed term not longer than 30 years. Payments can be annual, semi-annual, quarterly or monthly. Guaranteed amounts payable under the plan will earn interest at a rate determined by the Company, in no event less than 3.0% compounded yearly.

                           OPTION 3--LIFE INCOME WITH TERM CERTAIN. Equal periodic payments will be made for a guaranteed minimum period elected. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 0, 5, 10, 15 or 20 years. Guaranteed amounts payable under this plan will earn interest at a rate determined by the Company, in no event less than 3.0% compounded yearly.

                           OPTION 4--INCOME OF A FIXED AMOUNT. Equal periodic payments of a definite amount will be paid. Payments can be annual, semi-annual, quarterly or monthly. The amount paid each period must be at least $20 for each $1,000 of proceeds. Payments will continue until the proceeds are exhausted. The last payment will equal the amount of any unpaid proceeds. Unpaid proceeds will earn interest at a rate determined by the Company, in no event less than 3.0% compounded yearly.

                           OPTION 5--JOINT AND TWO-THIRDS SURVIVOR MONTHLY LIFE INCOME. Equal monthly payments will be made for as long as two payees live. The guaranteed amount payable under this plan will earn interest at a minimum rate of 3.0% compounded yearly. When one payee dies, payments of two-thirds of the original monthly payment will be made to the surviving payee. Payments will stop when the surviving payee dies.

                           ALTERNATE PAYMENT OPTION. In lieu of one of the above options, the accumulated value, net surrender value or death benefit, as applicable, may be settled under any other payment option made available by the Company or requested and agreed to by the Company.
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                       CHARGES AND DEDUCTIONS
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                       Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, for distributing and administering the Policy, for applicable taxes and for assuming certain risks in connection with the Policy. The nature and amount of these charges are described more fully below.
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PREMIUM EXPENSE CHARGE Prior to allocation of Net Premiums among the Subaccounts and the Declared Interest Option, premiums paid will be reduced by a premium expense charge. The premium less the premium expense charge equals the Net Premium.

                       The premium expense charge is 7.0% of each premium up to the Target Premium (or 2% for each premium over the Target Premium) and is intended to compensate the Company for expenses incurred in distributing the Policy, including agent sales commissions, the cost of printing prospectuses and sales literature, and advertising costs and to compensate for the amount the Company considers necessary to pay all taxes on premiums received by insurance companies imposed by various states and subdivisions thereof. Premium taxes charged by the various states currently range from 1% to 3%.

                       The premium expense charge in any Policy Year is not
                       necessarily related to actual distribution expenses in
                       that year. Instead, the Company expects to incur the
                       majority of distribution expenses in the early Policy
                       Years and to recover any deficiency over the life of the
                       Policy and from the Company's general assets, including
                       amounts derived from the mortality and expense risk
                       charge.
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MONTHLY DEDUCTION      Charges will be deducted monthly from the Accumulated
                       Value of each Policy ("monthly deduction") to compensate the Company for the cost of insurance coverage and any additional benefits added by rider (See "GENERAL
                       PROVISIONS-- Additional Insurance Benefits"), for underwriting and start-up expenses in connection with issuing a Policy and for certain administrative costs.
                       The monthly deduction will be deducted on the Policy Date and on each Monthly Deduction Day. (If the Monthly
                       Deduction Day falls on Thanksgiving, the Friday following
                       Thanksgiving or the weekend following Thanksgiving; or on the 27th or 28th day of February, 1999, the monthly deduction will be deducted on the preceding Business
                       Day.) It will be deducted from the Declared Interest
                       Option and each Subaccount in the same proportion that the Policy's Net Accumulated Value in the Declared
                       Interest Option and the Policy's Accumulated Value in each Subaccount bear to the total Net Accumulated Value of the Policy. For purposes of making deductions from the Declared Interest Option and the Subaccounts, Accumulated
                       Values will be determined as of the end of the Business
                       Day coinciding with or immediately following the Monthly
                       Deduction Day. (If the Monthly Deduction Day falls on
                       Thanksgiving, the Friday following Thanksgiving or the weekend following Thanksgiving; or on the 27th or 28th day of February, 1999, Accumulated Values will be determined as of the end of the preceding Business Day.)
                       Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself will vary in amount from month to month.

                       The monthly deduction will be made on the Business Day coinciding with or immediately following each Monthly Deduction Day and will equal:

                                (a) the cost of insurance for the Policy; plus

                                (b) the cost of any optional insurance benefits
                                    added by rider; plus

                                (c) the monthly policy expense charge.

                       During the first twelve Policy Months and during the twelve Policy Months immediately following an increase in Specified Amount, the monthly deduction will include a first year monthly administrative charge.

                       COST OF INSURANCE. This charge is designed to compensate the Company for the anticipated cost of paying death proceeds to Beneficiaries of those Insureds who die prior to the Maturity Date. The cost of insurance is determined on a monthly basis, and is determined separately for the initial Specified Amount and for any subsequent increases in Specified Amount. The Company will determine the monthly cost of insurance charge by dividing the applicable cost of insurance rate, or rates, by 1,000 and multiplying the result by the net amount at risk for each Policy Month.

                       NET AMOUNT AT RISK. Under Option A the net amount at risk for a Policy Month is equal to (a) divided by (b), and under Option B the net amount at risk for a Policy Month is equal to (a) divided by (b), minus (c), where:

                                (a) is the Specified Amount;

                                (b) is 1.0032737;(1) and

                                (c) is the Accumulated Value.

--------------
(1)Dividing by 1.0032737 reduces the net amount at risk, solely for the purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4.0%.

                       The Specified Amount and the Accumulated Value will be determined as of the end of the Business Day coinciding with or immediately following the Monthly Deduction Day.

                       The net amount at risk is determined separately for the initial Specified Amount and any increases in Specified Amount. In determining the net amount at risk for each Specified Amount, the Accumulated Value will be first considered a part of the initial Specified Amount. If the Accumulated Value exceeds the initial Specified Amount, it will be considered to be a part of any increase in the Specified Amount in the same order as the increases occurred.

                       COST OF INSURANCE RATE. The cost of insurance rate for the initial Specified Amount will be based on the Insured's sex, premium class and Attained Age. For any increase in Specified Amount, the cost of insurance rate will be based on the Insured's sex, premium class and age at last birthday on the effective date of the increase. Actual cost of insurance rates may change and will be determined by the Company based on its expectations as to future mortality experience. However, the actual cost of insurance rates will never be greater than the guaranteed maximum cost of insurance rates set forth in the Policy. These guaranteed rates are based on the 1980 Commissioners' Standard Ordinary Non-Smoker and Smoker Mortality Table. Current cost of insurance rates are generally less than the guaranteed maximum rates. Any change in the cost of insurance rates will apply to all persons of the same age, sex and premium class whose Policies have been in force the same length of time.

                       The cost of insurance rates generally increase as the Insured's Attained Age increases. The premium class of an Insured also will affect the cost of insurance rate. The Company currently places Insureds into a standard premium class or into premium classes involving a higher mortality risk. In an otherwise identical Policy, Insureds in the standard premium class will have a lower cost of insurance rate than those in premium classes involving higher mortality risk. The standard premium class is also divided into two categories: tobacco and non-tobacco. (The Company may offer preferred classes in addition to the standard tobacco and non-tobacco classes.) Non-tobacco-using Insureds will generally have a lower cost of insurance rate than similarly situated Insureds who use tobacco, and preferred Insureds will generally have a lower cost of insurance rate than similarly situated standard Insureds.

                       The cost of insurance rate is determined separately for the initial Specified Amount and for the amount of any increase in Specified Amount. In calculating the cost of insurance charge, the rate for the premium class on the Policy Date will be applied to the net amount at risk for the initial Specified Amount; for each increase in Specified Amount, the rate for the premium class applicable to the increase will be used. However, if the death benefit is calculated as the Cash Value times the specified amount factor, the rate for the premium class for the most recent increase that required evidence of insurability will be used for the amount of death benefit in excess of the total Specified Amount.

                       ADDITIONAL INSURANCE BENEFITS. The monthly deduction will include charges for any additional benefits provided by rider. (See "GENERAL PROVISIONS--Additional Insurance Benefits.")

                       MONTHLY POLICY EXPENSE CHARGE. The Company has primary responsibility for the administration of the Policy and the Variable Account. Policy expenses include premium billing and collection, recordkeeping, processing death benefit claims, cash withdrawals, surrenders and Policy changes, and reporting and overhead costs. As reimbursement for policy expenses related to the maintenance of each Policy and the Variable Account, the Company assesses a monthly policy expense charge against each Policy. This charge currently is $5.00 per Policy Month and is guaranteed not to exceed $7 per Policy Month.

                       FIRST YEAR MONTHLY ADMINISTRATIVE CHARGE. Monthly administrative charges will be deducted from Accumulated Value as part of the monthly deduction during the first twelve Policy Months and during the twelve Policy Months immediately following an increase in Specified Amount. The charge will compensate the Company for first year underwriting, processing and start-up expenses incurred in connection with the Policy and the Variable Account. These expenses include the cost of processing applications, conducting medical examinations, determining insurability and the Insured's premium class, and establishing policy records. The first year monthly administrative charge currently is $0.05 per $1,000 of Specified Amount, or increase in Specified Amount and is guaranteed not to exceed $0.07 per $1,000 of Specified Amount.

                       FIRST YEAR MONTHLY EXPENSE CHARGE. A monthly expense
                       charge will be deducted from Accumulated Value as part of
                       the monthly deduction during the first twelve Policy
                       Months. This charge currently is $5 per Policy Month and
                       is guaranteed not to exceed $7 per Policy Month.
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TRANSFER CHARGE        A transfer charge of $25 may be imposed for the second
                       and each subsequent transfer during a Policy Year to compensate the Company for the costs in effectuating the transfer. The transfer charge, unless paid in cash, will be deducted from the amount transferred. Once a Policy is issued, the amount of this charge is guaranteed for the life of the Policy. The transfer charge will not be imposed on transfers that occur as a result of Policy
                       Loans, the exercise of the special transfer privilege or the initial allocation of Accumulated Value among the Subaccounts and the Declared Interest Option following acceptance of the Policy by the Policyowner.

                       Currently there is no charge for changing the net premium allocation instructions.
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PARTIAL WITHDRAWAL FEE Upon partial withdrawal of a Policy, a fee equal to the lesser of $25 or 2% of the amount withdrawn will be assessed to compensate the Company for costs incurred in accomplishing the withdrawal. The fee will be deducted from Accumulated Value.
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SURRENDER CHARGE       At the time of surrender, a Surrender Charge will apply
                       during the first six Policy Years, as well as during the first six years following an increase in Specified
                       Amount. The Surrender Charge is an amount per $1,000 of Specified Amount, declining to $0 in the seventh year.
                       The Surrender Charge varies by age, sex, underwriting category and Policy Year. The following table lists the maximum surrender charge for select ages in various underwriting categories in the first Policy Year.



      ISSUE AGE             MALE, TOBACCO          FEMALE, TOBACCO         UNISEX, TOBACCO
          30                    10.49                   10.40                    9.76
          50                    26.80                   15.49                   24.41
          70                    34.49                   34.49                   34.49



                       Maximum surrender charges for insureds of the same age and sex in the non-tobacco underwriting category are generally less than those in the tobacco underwriting category. (See "Appendix C--Maximum Surrender Charges.") The Surrender Charge is level within each Policy Year.


                       At the time of a requested decrease in Specified Amount, the full original Surrender Charge stays in place. The Surrender Charge may be waived after the first Policy Year if the insured is terminally ill or stays in a qualified nursing care center for 90 days.

                       At the time of a partial withdrawal, no Surrender Charge applies.

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VARIABLE ACCOUNT CHARGES
                       MORTALITY AND EXPENSE RISK CHARGE. The Company deducts a daily mortality and expense risk charge from each Subaccount at an effective annual rate of 0.90% of the average daily net assets of the Subaccounts and is guaranteed not to exceed 1.05% of the average daily net assets of the Subaccounts.

                       The mortality risk assumed by the Company is that Insureds may die sooner than anticipated and therefore, the Company may pay an aggregate amount of life insurance proceeds greater than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges assessed against the Policies.

                       FEDERAL TAXES. Currently no charge is made to the Variable Account for federal income taxes that may be attributable to the Variable Account. The Company may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Account may also be made. (See "FEDERAL TAX MATTERS--Taxation of the Company.")

                       INVESTMENT OPTION EXPENSES. The value of net assets of
                       the Variable Account will reflect the investment advisory
                       fee and other expenses incurred by each Investment
                       Option. The investment advisory fee and other expenses
                       applicable to each Investment Option are listed in the
                       "SUMMARY OF THE POLICY" and described in the prospectus
                       for each Fund's Investment Option.
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                       THE DECLARED INTEREST OPTION
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                       Policyowners may allocate Net Premiums and transfer
                       Accumulated Value to the Declared Interest Option.
                       BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS,
                       INTERESTS IN THE DECLARED INTEREST OPTION HAVE NOT BEEN
                       REGISTERED UNDER THE SECURITIES ACT OF 1933 AND THE
                       DECLARED INTEREST OPTION HAS NOT BEEN REGISTERED AS AN
                       INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF
                       1940. ACCORDINGLY, NEITHER THE DECLARED INTEREST OPTION
                       NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS
                       OF THESE ACTS AND, AS A RESULT, THE STAFF OF THE
                       SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE
                       DISCLOSURES IN THIS PROSPECTUS RELATING TO THE DECLARED
                       INTEREST OPTION. DISCLOSURES REGARDING THE DECLARED
                       INTEREST OPTION MAY, HOWEVER, BE SUBJECT TO CERTAIN
                       GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES
                       LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF
                       STATEMENTS MADE IN PROSPECTUSES.
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GENERAL DESCRIPTION    The Declared Interest Option is supported by the General
                       Account. The General Account consists of all assets owned by the Company other than those in the Variable Account and other separate accounts. Subject to applicable law, the Company has sole discretion over the investment of the assets of the General Account.

                       A Policyowner may elect to allocate Net Premiums to the
                       Declared Interest Option, the Variable Account, or both.
                       The Policyowner may also transfer Accumulated Value from
                       the Subaccounts to the Declared Interest Option, or from
                       the Declared Interest Option to the Subaccounts. The
                       allocation or transfer of funds to the Declared Interest
                       Option does not entitle a Policyowner to share in the
                       investment experience of the General Account. Instead,
                       the Company guarantees that Accumulated Value in the
                       Declared Interest Option will accrue interest at an
                       effective annual rate of at least 4.0%, independent of
                       the actual investment experience of the General Account.
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THE POLICY             This Prospectus describes a flexible premium variable
                       life insurance policy. This Prospectus is generally
                       intended to serve as a disclosure document for the
                       aspects of the Policy involving the Variable Account. For
                       complete details regarding the Declared Interest Option,
                       see the Policy itself.
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DECLARED INTEREST OPTION ACCUMULATED VALUE
                       Net premiums allocated to the Declared Interest Option are credited to the Policy. The Company bears the full investment risk for these amounts. The Company guarantees that interest credited to each Policyowner's Accumulated
                       Value in the Declared Interest Option will not be less than an effective annual rate of 4.0%. The

                       Company may, in its sole discretion, credit a higher rate of interest, although it is not obligated to credit interest in excess of 4.0% per year, and might not do so. Any interest credited on the Policy's Accumulated Value in the Declared Interest Option in excess of the guaranteed rate of 4.0% per year will be determined in the sole discretion of the Company and may be changed at any time by the Company, in its sole discretion. The Policyowner assumes the risk that the interest credited may not exceed the guaranteed minimum rate of 4.0% per year. The interest credited to the Policy's Accumulated Value in the Declared Interest Option that equals Policy Debt may be greater than 4.0%, but will in no event be greater than the current effective loan interest rate minus no more than 3.0%. From time to time, the Company may allow, by Company practice, a loan spread of 0% on the gain in a Policy in effect a minimum of ten years. The Accumulated Value in the Declared Interest Option will be calculated no less frequently than each Monthly Deduction Day.

                       The Company guarantees that, at any time prior to the Maturity Date, the Accumulated Value in the Declared Interest Option will not be less than the amount of the Net Premiums allocated or Accumulated Value transferred to the Declared Interest Option, plus interest at the rate of 4.0% per year, plus any excess interest which the Company credits, less the sum of all policy charges allocable to the Declared Interest Option and any amounts deducted from the Declared Interest Option in connection with partial withdrawals or transfers to the Variable Account.
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TRANSFERS, PARTIAL WITHDRAWALS, SURRENDERS AND POLICY LOANS
                       Amounts may be transferred between the Subaccounts and the Declared Interest Option. A transfer charge of $25 may be imposed in connection with the transfer unless such transfer is the first transfer requested by the Policyowner during such Policy Year. Unless paid in cash, the transfer charge will be deducted from the amount transferred. A Policyowner may make only one transfer between the Variable Account and the Declared Interest Option in each Policy Year. No more than 50% of the Net Accumulated Value in the Declared Interest Option may be transferred from the Declared Interest Option unless the balance in the Declared Interest Option immediately after the transfer will be less than $1,000. If the balance in the Declared Interest Option after a transfer would be less than $1,000, the full Net Accumulated Value in the Declared Interest Option may be transferred. A Policyowner may also make partial withdrawals, surrenders and obtain Policy Loans from the Declared Interest Option at any time prior to the Policy's Maturity Date.

                       Transfers, partial withdrawals and surrenders from, and
                       payments of Policy Loans allocated to, the Declared
                       Interest Option may be delayed for up to six months.
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                       GENERAL PROVISIONS
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THE CONTRACT           The Policy is issued in consideration of the statements
                       in the application and the payment of the initial
                       premium. The Policy, the application, and any
                       supplemental applications and endorsements make up the
                       entire contract. In the absence of fraud, the statements
                       made in an application or supplemental application will
                       be treated as representations and not as warranties. No
                       statement will void the Policy or be used in defense of a
                       claim unless contained in the application or any
                       supplemental application.
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INCONTESTABILITY       The Policy is incontestable, except for fraudulent
                       statements made in the application or supplemental
                       applications, after it has been in force during the
                       lifetime of the Insured for two years from the Policy
                       Date or date of reinstatement. Any increase in Specified
                       Amount will be incontestable only after it has been in
                       force during the lifetime of the Insured for two years
                       from the effective date of the increase.
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CHANGE OF PROVISIONS   The Company reserves the right to change the Policy, in
                       the event of future changes in the federal tax law, to the extent required to maintain the Policy's qualification as life insurance under federal tax law.

                       Except as provided in the foregoing paragraph, no one can
                       change any part of the Policy except the Policyowner and
                       the President, a Vice President, the Secretary or an
                       Assistant Secretary of the Company. Both must agree to
                       any change and such change must be in writing. No agent
                       may change the Policy or waive any of its provisions.
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MISSTATEMENT OF AGE OR SEX
                       If the Insured's age or sex was misstated in the
                       application, each benefit and any amount to be paid under
                       the Policy will be adjusted to reflect the correct age
                       and sex.
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SUICIDE EXCLUSION      If the Policy is in force and the Insured commits
                       suicide, while sane or insane, within one year from the
                       Policy Date, life insurance proceeds payable under the
                       Policy will be limited to all premiums paid, reduced by
                       any outstanding Policy Debt and any partial withdrawals,
                       and increased by any unearned loan interest. If the
                       Policy is in force and the Insured commits suicide, while
                       sane or insane, within one year from the effective date
                       of any increase in Specified Amount, any increase in the
                       death benefit resulting from the requested increase in
                       specified amount will not be paid. Instead, the Company
                       will refund to the Policyowner an amount equal to the
                       total cost of insurance applied to the increase.
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ANNUAL REPORT          At least once each year, an annual report will be sent to
                       each Policyowner. The report will show the current death
                       benefit, the Accumulated Value in each Subaccount and in
                       the Declared Interest Option, outstanding Policy Debt and
                       premiums paid, partial withdrawals made and charges
                       assessed since the last report. The report will also
                       include any other information required by state law or
                       regulation. Further, the Company will send the
                       Policyowner the reports required by the Investment
                       Company Act of 1940.
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NON-PARTICIPATION      The Policy does not participate in the Company's profits
                       or surplus earnings. No dividends are payable.
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OWNERSHIP OF ASSETS    The Company shall have the exclusive and absolute
                       ownership and control over assets, including the assets
                       of the Variable Account.
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WRITTEN NOTICE         Any written notice should be sent to the Company at its
                       Home Office. The notice should include the policy number
                       and the Insured's full name. Any notice sent by the
                       Company to a Policyowner will be sent to the address
                       shown in the application unless an appropriate address
                       change form has been filed with the Company.
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POSTPONEMENT OF PAYMENTS
                       The Company will usually mail the proceeds of complete surrenders, partial withdrawals and Policy Loans within seven days after the Policyowner's signed request is received at the Home Office. The Company will usually mail death proceeds within seven days after receipt of Due Proof of Death and maturity benefits within seven days of the Maturity Date. However, payment of any amount upon surrender or partial withdrawal, payment of any Policy Loan, and payment of death proceeds or benefits at maturity may be postponed whenever:

                                a) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission;

                                b) the Securities and Exchange Commission by order permits postponement for the protection of Policyowners; or

                                c) an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of the securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Variable Account.

                       Transfers may also be postponed under these circumstances.

                       Payments under the Policy which are derived from any amount paid to the Company by check or draft may be postponed until such time as the Company is satisfied that the check or draft has cleared the bank upon which it is drawn.

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CONTINUANCE OF INSURANCE
                       The insurance under a Policy will continue until the earliest of:

                                a) the end of the Grace Period following the Monthly Deduction Day on which the Net Accumulated Value during the first three Policy Years, or Net Surrender Value after three Policy Years, is less than the monthly deduction for the following Policy Month;

                                b)  the date the Policyowner surrenders the
                                    Policy for its entire Net Accumulated Value;

                                c)  the death of the Insured; or

                                d)  the Maturity Date.

                       Any rider to a Policy will terminate on the date
                       specified in the rider.
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OWNERSHIP              The Policy belongs to the Policyowner. The original
                       Policyowner is the person named as owner in the application. Ownership of the Policy may change according to the ownership option selected as part of the original application or by a subsequent endorsement to the Policy.
                       During the Insured's lifetime, all rights granted by the Policy belong to the Policyowner, except as otherwise provided for in the Policy.

                       Special ownership rules may apply if the Insured is under legal age (as defined by state law in the state in which the Policy is delivered) on the Policy Date.

                       The Policyowner may assign the Policy as collateral
                       security. The Company assumes no responsibility for the
                       validity or effect of any collateral assignment of the
                       Policy. No assignment will bind the Company unless in
                       writing and until received by the Company at its Home
                       Office. The assignment is subject to any payment or
                       action taken by the Company before it received the
                       assignment at the Home Office.
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THE BENEFICIARY        The primary Beneficiaries and contingent Beneficiaries
                       are designated by the Policyowner in the application. If changed, the primary Beneficiary or contingent
                       Beneficiary is as shown in the latest change filed with the Company. One or more primary or contingent
                       Beneficiaries may be named in the application. In such case, the proceeds will be paid in equal shares to the survivors in the appropriate beneficiary class, unless requested otherwise by the Policyowner.

                       Unless a payment option is chosen, the proceeds payable at the Insured's death will be paid in a lump sum to the primary Beneficiary. If the primary Beneficiary dies before the Insured, the proceeds will be paid to the contingent Beneficiary. If no Beneficiary survives the Insured, the proceeds will be paid to the Policyowner or the Policyowner's estate.
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CHANGING THE POLICYOWNER OR BENEFICIARY
                       During the Insured's life, the Policyowner and the Beneficiary may be changed. To make a change, written request must be sent to the Company at its Home Office. The request and the change must be in a form satisfactory to the Company and must actually be received and recorded by the Company. The change will take effect as of the date the request is signed by the Policyowner. The change will be subject to any payment made before the change is recorded by the Company. The Company may require return of the Policy for endorsement.
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ADDITIONAL INSURANCE BENEFITS
                       Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider: (i) Cost of Living Increase; (ii) Waiver of Charges; (iii) Other Adult Universal Life Insurance;
                       (iv) Children's Term Insurance and (v) Guaranteed Insurability Option. The cost of any additional insurance benefits will be deducted as part of the monthly deduction. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.") Detailed information concerning available riders may be obtained from the agent selling the Policy.
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                       DISTRIBUTION OF THE POLICIES
--------------------------------------------------------------------------------
                       The Policies will be sold by individuals who in addition to being licensed as life insurance agents for the Company, are registered representatives of the principal underwriter of the Policies, EquiTrust Marketing, a broker-dealer having a selling agreement with EquiTrust Marketing or a broker-dealer having a selling agreement with such broker-dealer. EquiTrust Marketing (formerly FBL Marketing Services, Inc.), a corporation organized on May 7, 1970, under the laws of the State of Delaware, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

                       The maximum sales commission payable to broker-dealers
                       will be 115% of premiums up to the first-year Target
                       Premium and 3% of excess premiums in the first year and
                       renewal premium. These commissions (and other
                       distribution expenses, such as production incentive
                       bonuses, agent's insurance and pensions benefits, agency
                       management compensation and bonuses and expense
                       allowances) are paid by the Company. They do not result
                       in any additional charges against the Policy that are not
                       described above under "CHARGES AND DEDUCTIONS."
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                       FEDERAL TAX MATTERS
--------------------------------------------------------------------------------
INTRODUCTION           The following discussion is general and is not intended
                       as tax advice. Any person concerned about these tax
                       considerations should consult a competent tax adviser.
                       This discussion is based on the Company's understanding
                       of the present federal income tax laws as they are
                       currently interpreted by the Internal Revenue Service. No
                       representation is made as to the likelihood of
                       continuation of these current laws and interpretations,
                       and various changes have been proposed that would alter
                       these laws in ways that would have significant adverse
                       impacts. It should be further understood that the
                       following discussion is not exhaustive and does not
                       purport to be complete or to cover all situations and
                       that special rules not described in this Prospectus may
                       be applicable in certain situations. Moreover, no attempt
                       has been made to consider any applicable state or other
                       tax laws.
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TAX STATUS OF THE POLICY
                       Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") includes a definition of a life insurance contract for federal tax purposes. The
                       Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations interpreting and implementing section 7702 and has issued proposed regulations on certain aspects of section 7702. If a Policy were determined not to be a life insurance contract for purposes of section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance policy.

                       With respect to a Policy issued exclusively on the basis of a standard premium class, while there is some uncertainty due to the limited guidance on section 7702, the Company believes that in light of the proposed regulations such a Policy should meet the section 7702 definition of a life insurance contract. However, with respect to a Policy issued in whole or in part on a substandard basis (i.e., a premium class involving higher than standard mortality risk), it is not clear whether or not such a Policy would satisfy section 7702, particularly if the Policyowner pays the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy section 7702, the Company will take whatever steps are appropriate and necessary to attempt to cause such a Policy to comply with section 7702, including possibly refunding any premiums paid that exceed the limitations allowable under section 7702 (together with interest or other earnings on any such premiums refunded as required by law). For these reasons, the Company reserves the right to modify the Policy as necessary to attempt to qualify it as a life insurance contract under section 7702.

                       Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for federal tax purposes. The Variable Account, through each Fund, intends to comply with the diversification requirements prescribed in Regulations section 1.817-5, which affect how each Fund's assets may be invested. Although the investment adviser of EquiTrust Variable

                       Insurance Series Fund is an affiliate of the Company, the Company does not have control over the Fund or its investments. Nonetheless, the Company believes that each Investment Option in which the Variable Account owns shares will be operated in compliance with the requirements prescribed by the Treasury.

                       In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (I.E., the Policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

                       The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, a Policyowner has additional flexibility in allocating premium payments and policy values. These differences could result in a Policyowner being treated as the owner of a pro rata portion of the assets of the Variable Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the assets of the Variable Account.

                       The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.
--------------------------------------------------------------------------------
TAX TREATMENT OF POLICY BENEFITS
                       IN GENERAL. The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary under section 101(a)(l) of the Code.

                       A change in a Policy's Specified Amount, the payment of an unscheduled premium, a Policy loan, a partial withdrawal, a surrender, a lapse with outstanding indebtedness, a change in death benefit options, the exchange of a Policy for a fixed-benefit policy (see "THE POLICY--Special Transfer Privilege") and the assignment of a Policy or the exercise of the right to change Policyowners (see "GENERAL PROVISIONS-- Changing the Policyowner or Beneficiary") may have tax consequences depending upon the circumstances. In addition, federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend upon the circumstances of each Policyowner or Beneficiary. A competent tax adviser should be consulted for further information.

                       Pursuant to the recently enacted Health Insurance Portability and Accountability Act of 1996, the Company believes that for federal income tax purposes, an accelerated death benefit payment received under an accelerated death benefit endorsement should be fully excludable from the gross income of the beneficiary, as long as the beneficiary is the insured under the Policy. However, the Policyowner should consult a qualified tax adviser about the consequences of adding this Endorsement to a Policy or requesting an accelerated death benefit payment under this Endorsement.

                       The Company further believes that an exchange of a fixed-benefit policy issued by the Company for a Policy as provided under "THE POLICY--Exchange Privilege" generally should be treated as a non-taxable exchange of life insurance policies within the meaning of section 1035 of the Code. However, in certain circumstances, the exchanging owner may receive a cash distribution that might have to be recognized as income to the extent there was gain in the fixed-benefit policy. Moreover, to the extent a fixed-benefit policy with an outstanding loan is exchanged for an unencumbered Policy, the exchanging owner could recognize income at the time of the exchange up to the amount of such loan (including any due and unpaid interest on such loan). An exchanging owner should consult a tax adviser as to whether an exchange of a fixed-benefit policy for the Policy will have tax consequences to such owner.

                       The Policies may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if it is contemplated that a Policy may be used in any arrangement the value of which depends in part on its tax consequences, a qualified tax adviser should be consulted regarding the tax attributes of the particular arrangement.

                       Generally, the Policyowner will not be deemed to be in constructive receipt of the cash value, including increments thereof, under the Policy until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "modified endowment contract."

                       Whether a Policy is or is not a modified endowment contract, upon a complete surrender or lapse of a Policy, or when benefits are paid at such Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

                       MODIFIED ENDOWMENT CONTRACTS. A Policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. In addition, if a Policy is "materially changed," it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the cash value at the time of such change and the additional premiums paid in the seven policy years starting with the date on which the material change occurs.

                       Due to the Policy's flexibility, classification of a Policy as a modified endowment contract will depend upon the circumstances of each Policy. Accordingly, a prospective Policyowner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, a Policyowner should contact a competent tax adviser before paying any unscheduled premiums or changing the planned premium schedule or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

                       DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS. Policies classified as modified endowment contracts are subject to the following tax rules: First, all distributions, including distributions upon surrender and benefits paid at maturity, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the cash value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from, or secured by, such a Policy are treated as distributions from such a Policy and taxed accordingly. In this regard, the Internal Revenue Service could take the position that capitalized interest on such loans are to be treated as a taxable distribution. Third, a 10 percent additional tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Policyowner attains age 59 1/2, is attributable to the Policyowner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policyowner or the joint lives (or joint life expectancies) of the Policyowner and the Policyowner's Beneficiary.

                       If a Policy becomes a modified endowment contract after it is issued, distributions made during the policy year in which it becomes a modified endowment contract, distributions in any subsequent policy year and distributions within two years before the Policy becomes a modified endowment contract will be subject to the tax treatment described above. This means that a distribution from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

                       DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS. Distributions from a Policy that is not classified as a modified endowment contract are generally treated as first recovering the investment in the policy (described below) and then, only after the return of all such investment in the policy, as distributing taxable income. An exception to this general rule occurs in the case of a partial withdrawal, a decrease in the Specified Amount, or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Policyowner in order for the Policy to continue complying with the section 7702 definitional limits. In that case, such distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in section 7702.

                       Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. Instead, such loans are treated as indebtedness of the Policyowner.

                       Finally, neither distributions (including distributions upon surrender or lapse) nor loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional tax.

                       POLICY LOAN INTEREST. Interest paid on any loan under a Policy may not be deductible. Therefore, a Policyowner should consult a competent tax adviser before deducting any Policy loan interest.

                       INVESTMENT IN THE POLICY. Investment in the policy means
                       (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from the gross income of the Policyowner (except that the amount of any loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus
                       (iii) the amount of any loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Policyowner.

                       MULTIPLE POLICIES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Policyowner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in gross income under section 72(e).
--------------------------------------------------------------------------------
TAXATION OF THE COMPANY
                       At the present time, the Company makes no charge to the Variable Account, or to the Policy for any Federal, state or local taxes (other than state premium taxes) that it incurs that may be attributable to such Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Variable Account or to the Policies.
--------------------------------------------------------------------------------
EMPLOYMENT-RELATED BENEFIT PLANS
                       The Supreme Court held in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In addition, legislative, regulatory or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances. The Policy described in this Prospectus contains guaranteed cost of insurance rates and guaranteed purchase rates for certain payment options that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of NORRIS, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.

--------------------------------------------------------------------------------
                       ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS
                       The Company holds the assets of the Variable Account. The
                       assets are kept physically segregated and held separate
                       and apart from the General Account. The Company maintains
                       records of all purchases and redemptions of shares by
                       each Investment Option for each corresponding Subaccount.
                       Additional protection for the assets of the Variable
                       Account is afforded by a blanket fidelity bond issued by
                       Chubb Insurance Group in the amount of $5,000,000
                       covering all the officers and employees of the Company.
--------------------------------------------------------------------------------
VOTING RIGHTS          To the extent required by law, the Company will vote the
                       Fund shares held in the Variable Account at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and, as a result, the Company determines that it is permitted to vote the Fund shares in its own right, it may elect to do so.

                       The number of votes which a Policyowner has the right to instruct are calculated separately for each Subaccount and are determined by dividing a Policy's Accumulated Value in a Subaccount by the net asset value per share of the corresponding Investment Option in which the Subaccount invests. Fractional shares will be counted. The number of votes of the Investment Option which the Policyowner has the right to instruct will be determined as of the date coincident with the date established by that Investment Option for determining shareholders eligible to vote at such meeting of the Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by each Fund. Each person having a voting interest in a Subaccount will receive proxy materials, reports and other materials relating to the appropriate Investment Option.

                       The Company will vote Fund shares attributable to Policies as to which no timely instructions are received (as well as any Fund shares held in the Variable Account which are not attributable to Policies) in proportion to the voting instructions which are received with respect to all Policies participating in each Investment Option. Voting instructions to abstain on any item to be voted upon will be applied on a PRO RATA basis to reduce the votes eligible to be cast on a matter.

                       Fund shares may also be held by separate accounts of other affiliated and unaffiliated insurance companies. The Company expects that those shares will be voted in accordance with instructions of the owners of insurance policies and contracts issued by those other insurance companies. Voting instructions given by owners of other insurance policies will dilute the effect of voting instructions of Policyowners.

                       DISREGARD OF VOTING INSTRUCTIONS. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of an Investment Option or to approve or disapprove an investment advisory contract for an Investment Option. In addition, the Company itself may disregard voting instructions in favor of changes initiated by a Policyowner in the investment policy or the investment adviser of an Investment Option if the Company reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on the General Account in that the proposed investment policy for an Investment Option may result in overly speculative or unsound investments. In the event the Company does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.
--------------------------------------------------------------------------------
STATE REGULATION OF THE COMPANY
                       The Company, a stock life insurance company organized under the laws of Iowa, is subject to regulation by the Iowa Insurance Department. An annual statement is filed with the Iowa Insurance Department on or before March lst of each year covering the operations and reporting on the financial condition of the Company as of December 31st of the preceding year. Periodically, the Iowa Insurance Department examines the liabilities and reserves of the Company and the Variable Account and certifies their adequacy, and a full examination of operations is conducted periodically by the National Association of Insurance Commissioners.

                       In addition, the Company is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments.

                       One hundred percent of the outstanding voting shares of the Company are owned by Farm Bureau Life Insurance Company which is 100% owned by FBL Financial Group, Inc. At December 31, 1997, 66.36% of the outstanding voting shares of FBL Financial Group, Inc. was owned by Iowa Farm Bureau Federation.

                       Iowa Farm Bureau Federation is an Iowa not-for-profit corporation, the members of which are county Farm Bureau organizations and their individual members. Iowa Farm Bureau Federation is primarily engaged, through various divisions and subsidiaries, in the formulation, analysis and promotion of programs (at local, state, national and international levels) that are designed to foster the educational, social and economic advancement of its members. The principal offices of Iowa Farm Bureau Federation are at 5400 University Avenue, West Des Moines, Iowa 50266.

--------------------------------------------------------------------------------

OFFICERS AND DIRECTORS OF
EQUITRUST LIFE INSURANCE
COMPANY
NAME AND POSITION               PRINCIPAL OCCUPATION
  WITH THE COMPANY*             LAST FIVE YEARS**
------------------------------  --------------------------------------------------
Edward M. Wiederstein,          Farmer; Chairman and Director, FBL Financial
  President and Director        Group, Inc.; President and Director, Iowa Farm
                                Bureau Federation, FBL Insurance Brokerage, Inc.,
                                Farm Bureau Mutual Insurance Company, Utah Farm
                                Bureau Insurance Company, FBL Financial Services,
                                Inc., Universal Assurors Life Insurance Company
                                and Farm Bureau Agricultural Business Corporation;
                                Director, Multi-Pig Corporation, Western
                                Agricultural Insurance Company, Western Ag
                                Insurance Agency, Inc., Western Farm Bureau Life
                                Insurance Company and American Ag Insurance
                                Company
Richard D. Harris, Senior Vice  Senior Vice President and Secretary- Treasurer,
  President,                    Farm Bureau Mutual Insurance Company, FBL
  Secretary-Treasurer and       Insurance Brokerage, Inc., Universal Assurors Life
  Director                      Insurance Company, Utah Farm Bureau Insurance
                                Company, Western Farm Bureau Life Insurance
                                Company, FBL Financial Services, Inc. and FBL
                                Financial Group, Inc.; Senior Vice President and
                                Assistant Secretary-Treasurer, South Dakota Farm
                                Bureau Mutual Insurance Company
Stephen M. Morain, Senior Vice  Senior Vice President and General Counsel, FBL
  President, General Counsel    Financial Group, Inc.
  and Director
Thomas R. Gibson, Chief         Chief Executive Officer, FBL Financial Group, Inc.
  Executive Officer and
  Director
William J. Oddy, Executive      Chief Operating Officer, FBL Financial Group, Inc.
  Vice President, General
  Manager and Director
Timothy J. Hoffman, Vice        Vice President, Chief Property/Casualty Officer,
  President and Director        FBL Financial Group, Inc.
James W. Noyce, Chief           Chief Financial Officer, FBL Financial Group, Inc.
  Financial Officer and
  Director
Barbara J. Moore, Vice          Vice President-Property/Casualty Operations, FBL
  President                     Financial Group, Inc.
JoAnn W. Rumelhart, Vice        Vice President-Life Operations, FBL Financial
  President-Life Operations     Group, Inc.

--------------
 * The principal business address of each person listed, unless otherwise indicated, is 5400 University Avenue, West
  Des Moines, Iowa 50266.
** The principal occupation shown reflects the principal employment of each individual during the past five years.
  Corporate positions may, in some instances, have changed during the period.

NAME AND POSITION               PRINCIPAL OCCUPATION
  WITH THE COMPANY*             LAST FIVE YEARS**
------------------------------  --------------------------------------------------
John M. Paule, Vice President-  Vice President-Corporate Administration, FBL
  Corporate Administration      Financial Group, Inc.
Lynn E. Wilson, Vice            Vice President-Life Sales, FBL Financial Group,
  President-                    Inc.
  Life Sales
F. Walter Tomenga, Vice         Vice President-Corporate Affairs and Marketing
  President-Corporate Affairs   Services, FBL Financial Group, Inc.
  and Marketing Services
Robert L. Tatge, Vice           Vice President-Property/Casualty Operations, FBL
  President                     Financial Group, Inc.
Lou Ann Sandburg, Vice          Vice President-Investments and Assistant
  President-                    Treasurer, FBL Financial Group, Inc.
  Investments and Assistant
  Treasurer
Thomas E. Burlingame, Vice      Vice President-Associate General Counsel, FBL
  President-Associate General   Financial Group, Inc.
  Counsel
Kathryn Coleson Horner,         Accounting Vice President, FBL Financial Group,
  Accounting Vice President     Inc.
Dennis M. Marker, Investment    Investment Vice President, Administration, FBL
  Vice President,               Financial Group, Inc.
  Administration
Paul Grinvalds, Variable        Variable Operations Vice President, Appointed
  Operations Vice President     Actuary, FBL Financial Group, Inc.
James P. Brannen, Tax and       Tax and Investment Accounting Vice President, FBL
  Investment Accounting Vice    Financial Group, Inc.
  President
Christopher G. Daniels, Life    Life Product Development and Pricing Vice
  Product Development and       President, FBL Financial Group, Inc.
  Pricing Vice President
James E. McCarthy, Trust Sales  Trust Sales Vice President, FBL Financial Group,
  Vice President                Inc.
Don Seibel, GAAP Accounting     GAAP Accounting Vice President, FBL Financial
  Vice President                Group, Inc.
Scott Shuck, Marketing          Marketing Services Vice President, FBL Financial
  Services Vice President       Group, Inc.
Jim Streck, Traditional         Traditional Operations Vice President, FBL
  Operations Vice President     Financial Group, Inc.
Blake D. Weber, Sales Services  Sales Services Vice President, FBL Financial
  Vice President                Group, Inc.

--------------
 * The principal business address of each person listed, unless otherwise indicated, is 5400 University Avenue, West
  Des Moines, Iowa 50266.
** The principal occupation shown reflects the principal employment of each individual during the past five years.
  Corporate positions may, in some instances, have changed during the period.

--------------------------------------------------------------------------------
LEGAL MATTERS          Sutherland, Asbill & Brennan LLP of Washington, D.C. has
                       provided advice on certain legal matters relating to
                       federal securities laws applicable to the issuance of the
                       flexible premium variable life insurance policy described
                       in this Prospectus. All matters of Iowa law pertaining to
                       the Policy, including the validity of the Policy and the
                       Company's right to issue the Policy under Iowa Insurance
                       Law, have been passed upon by Stephen M. Morain, Senior
                       Vice President and General Counsel of the Company.
--------------------------------------------------------------------------------
LEGAL PROCEEDINGS      The Company, like other insurance companies, is involved
                       in lawsuits. Currently, there are no class action
                       lawsuits naming the Company as a defendant or involving
                       the Variable Account. In some lawsuits involving other
                       insurers, substantial damages have been sought and/or
                       material settlement payments have been made. Although the
                       outcome of any litigation cannot be predicted with
                       certainty, the Company believes that at the present time,
                       there are no pending or threatened lawsuits that are
                       reasonably likely to have a material adverse impact on
                       the Variable Account of the Company.
--------------------------------------------------------------------------------
EXPERTS                The statutory-basis financial statements of the Company
                       at December 31, 1997 and 1996 and for the years then ended, appearing herein, have been audited by Ernst &
                       Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                       Actuarial matters included in this Prospectus have been
                       examined by Christopher G. Daniels, FSA, MSAA, Life
                       Product Development and Pricing Vice President, as stated
                       in the opinion filed as an exhibit to the registration
                       statement.
--------------------------------------------------------------------------------
YEAR 2000              Like other investment funds, financial and business
                       organizations and individuals around the world, the Variable Account could be adversely affected if the computer systems used by the Company and other service providers do not properly process and calculate date-related information and data from and after January
                       1, 2000. In 1997, the Company completed a comprehensive assessment of the Year 2000 issue and developed a plan to address the issue in a timely manner. The Company has and will utilize both internal and external resources to reprogram, or replace, and test the software for Year
                       2000 modifications. The company anticipates completing the Year 2000 project no later than December 31, 1998, and prior to any anticipated impact on its operating systems.

                       The date on which the Company believes it will complete
                       the Year 2000 modifications is based on management's best
                       estimates, which were derived utilizing numerous
                       assumptions of future events. The Company also recognizes
                       there are outside influences and dependencies relative to
                       its Year 2000 effort, over which it has little or no
                       control. However, the Company is putting effort into
                       ensuring these considerations will have minimal impact.
                       These would include the continued availability of certain
                       resources, third-party modification plans and many other
                       factors. However, there can be no guarantee that these
                       estimates will be achieved and actual results could
                       differ from those anticipated.
--------------------------------------------------------------------------------
OTHER INFORMATION      A registration statement has been filed with the
                       Securities and Exchange Commission under the Securities
                       Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Variable Account, the Company and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

--------------------------------------------------------------------------------
                       FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                       The statutory-basis balance sheets of the Company at December 31, 1997 and 1996 and the related statutory-basis statements of operations, changes in capital and surplus and cash flows for the years then ended, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein. The unaudited statutory-basis balance sheet of the Company at June 30, 1998, the related unaudited statutory-basis statement of changes in capital and surplus for the six months then ended, and the related unaudited statutory-basis statements of operations and cash flows for the six months ended June 30, 1998 and 1997 also appear herein.

                       It is anticipated that the Variable Account will commence operations in 1998; accordingly, no financial statements currently exist for the variable account.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
EquiTrust Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of EquiTrust Life Insurance Company (the Company), formerly known as Continental Western Life Insurance Company, as of December 31, 1997 and 1996, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, State of Iowa, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles and the effects on the accompanying financial statements are described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of the Company at December 31, 1997 or 1996, or the results of its operations or its cash flow for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1997 and 1996, and the results of its operations and its cash flow for the years then ended, in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, State of Iowa.

                                          /s/ Ernst & Young LLP
Milwaukee, Wisconsin
January 16, 1998

                        EQUITRUST LIFE INSURANCE COMPANY

                        BALANCE SHEETS--STATUTORY BASIS
                                 (IN THOUSANDS)

                                                            DECEMBER 31,
                                             JUNE 30,     -----------------
                                               1998        1997      1996
                                           ------------   ------   --------
                                           (UNAUDITED)
ADMITTED ASSETS
United States Government and agencies
  bonds                                         $24,252   $5,515   $301,430
Common stocks                                       --        --         82
Mortgage loans                                      --        --     31,697
Policy loans                                        --        --     30,643
Real estate                                         --        --      1,730
Cash and short-term investments                  6,405     2,593     17,926
Other invested assets                               45        --         --
                                           ------------   ------   --------
Cash and invested assets                        30,702     8,108    383,508

Property and equipment                              --        --        235
Investment income due and accrued                  217        54      3,702
Premiums deferred and uncollected, less
  loading (1996--$307,000)                          --        --      3,018
Other admitted assets                                2        --      1,719
                                           ------------   ------   --------
Total admitted assets                           $30,921   $8,162   $392,182
                                           ------------   ------   --------
                                           ------------   ------   --------
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
  Policy and contract liabilities               $   --    $   --   $349,067
  Accrued expenses and other liabilities            19        --      6,078
  Deferred compensation (NOTE 7)                    --        --      1,464
  Federal income taxes                              25         1         --
  Asset valuation reserve                           20        --      2,216
  Interest maintenance reserve                      54        57         --
                                           ------------   ------   --------
Total liabilities                                  118        58    358,825

Capital and surplus:
  Common stock, $1,500 par
   value--authorized 2,500 shares;
   issued and outstanding 2,000 shares           3,000     3,000      3,000
  Additional paid-in capital                    27,748     5,125      7,510
  Unassigned surplus                                55       (21)    22,847
                                           ------------   ------   --------
Total capital and surplus                       30,803     8,104     33,357
                                           ------------   ------   --------
Total liabilities and capital and
  surplus                                       $30,921   $8,162   $392,182
                                           ------------   ------   --------
                                           ------------   ------   --------

SEE ACCOMPANYING NOTES.

                        EQUITRUST LIFE INSURANCE COMPANY

                   STATEMENTS OF OPERATIONS--STATUTORY BASIS
                                 (IN THOUSANDS)

                                           SIX MONTHS ENDED      YEAR ENDED
                                               JUNE 30          DECEMBER 31
                                           ----------------   ----------------
                                            1998      1997     1997     1996
                                           ------    ------   ------   -------
                                             (UNAUDITED)
Premiums and other revenues:
  Life and annuity premiums                $   --    $   --   $   --   $28,381
  Accident and health premiums                 --        --       --       983
  Net investment income                       324       241      473    26,144
  Amortization of the interest
   maintenance reserve                          3        --        3    (1,231)
  Other revenues                               --        --       --       938
                                           ------    ------   ------   -------
    Total premiums and other revenues         327       241      476    55,215
Benefits paid or provided:
  Death and annuity benefits                   --        --       --    37,002
  Accident and health benefits                 --        --       --       875
                                           ------    ------   ------   -------
    Total benefits paid or provided            --        --       --    37,877

Insurance expenses and other deductions:
  Commissions                                  --        --       --     3,207
  General expenses                            130         1       --     5,059
  Insurance taxes, licenses and fees           44        14       --     1,382
                                           ------    ------   ------   -------
    Total insurance expenses and other
     deductions                               174        15       --     9,648
                                           ------    ------   ------   -------
Gain from operations before federal
  income taxes
  and net realized capital gains              153       226      476     7,690

Federal income taxes                           57        79      148     1,625
                                           ------    ------   ------   -------
Net gain from operations before net
  realized capital gains                       96       147      328     6,065

Net realized capital gains                     --        --       --       591
                                           ------    ------   ------   -------
Net income                                 $   96    $  147   $  328   $ 6,656
                                           ------    ------   ------   -------
                                           ------    ------   ------   -------

SEE ACCOMPANYING NOTES.

                        EQUITRUST LIFE INSURANCE COMPANY

         STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS--STATUTORY BASIS

                                                  ADDITIONAL
                                          COMMON   PAID-IN     UNASSIGNED   TOTAL CAPITAL
                                          STOCK    CAPITAL      SURPLUS      AND SURPLUS
                                          ------  ----------   ----------   -------------
                                                          (IN THOUSANDS)
Balance at January 1, 1996                $3,000   $ 7,510      $ 15,475      $ 25,985
  Net income for 1996                        --         --         6,656         6,656
  Change in difference between cost and
   admitted asset investment amounts         --         --           (16)          (16)
  Decrease in nonadmitted assets             --         --         1,318         1,318
  Increase in asset valuation reserve        --         --          (591)         (591)
  Other                                      --         --             5             5
                                          ------  ----------   ----------   -------------
Balance at December 31, 1996              3,000      7,510        22,847        33,357
  Transfer of assets to TMG Life
   Insurance Company under assumption
   reinsurance agreement                     --     (2,823)      (22,847)      (25,670)
  Net income for 1997                        --         --           328           328
  Increase in nonadmitted assets             --         --          (349)         (349)
  Other                                      --        438            --           438
                                          ------  ----------   ----------   -------------
Balance at December 31, 1997              3,000      5,125           (21)        8,104
  Net income for six month period ended
   June 30, 1998 (Unaudited)                 --         --            96            96
  Increase in asset valuation reserve
   (Unaudited)                               --         --           (20)          (20)
  Capital contributions (Unaudited)          --     22,623            --        22,623
                                          ------  ----------   ----------   -------------
Balance at June 30, 1998 (Unaudited)      $3,000   $27,748      $     55      $ 30,803
                                          ------  ----------   ----------   -------------
                                          ------  ----------   ----------   -------------

SEE ACCOMPANYING NOTES.

                        EQUITRUST LIFE INSURANCE COMPANY

                    STATEMENTS OF CASH FLOW--STATUTORY BASIS
                                 (IN THOUSANDS)

                                           SIX MONTHS ENDED JUNE    YEAR ENDED DECEMBER
                                                    30                      31
                                           ---------------------   ---------------------
                                             1998        1997        1997        1996
                                           ---------   ---------   ---------   ---------
                                                (UNAUDITED)
OPERATING ACTIVITIES
Premiums and considerations, net of
  reinsurance                              $      --   $      --   $      --   $  30,013
Net investment income                            177         169         440      23,104
Benefits paid                                     --          --          --     (44,572)
Commissions, general insurance expenses
  and taxes                                     (171)         (1)         --      (8,459)
Federal income taxes                             (33)         --        (180)     (2,023)
Other income received less other
  expenses                                        --          --          --         733
                                           ---------   ---------   ---------   ---------
Net cash provided by (used in) operating
  activities                                     (27)        168         260      (1,199)

INVESTING ACTIVITIES
Proceeds from investments sold, matured,
  or repaid:
  Bonds                                           --          --       5,793     131,843
  Mortgage loans                                  --          --          --         855
  Real estate                                     --          --          --       5,114
                                           ---------   ---------   ---------   ---------
  Total investment proceeds                       --          --       5,793     137,812

Cost of investments acquired:
  Bonds                                      (18,750)         --      (5,518)   (138,785)
  Mortgage loans                                  --          --          --      (5,533)
                                           ---------   ---------   ---------   ---------
Total investments acquired                   (18,750)         --      (5,518)   (144,318)
                                           ---------   ---------   ---------   ---------
Net cash provided by (used in) investing
  activities                                 (18,777)        168         275      (6,506)

FINANCING ACTIVITIES
Capital contributions                         22,623          --          --          --
Other cash applied                               (33)    (15,918)    (15,868)         --
                                           ---------   ---------   ---------   ---------
Net change in cash and short-term
  investments                                  3,813     (15,750)    (15,333)     (7,705)

Cash and short-term investments at
  beginning of period                          2,592      17,926      17,926      25,631
                                           ---------   ---------   ---------   ---------
Cash and short-term investments at end
  of period                                $   6,405   $   2,176   $   2,593   $  17,926
                                           ---------   ---------   ---------   ---------
                                           ---------   ---------   ---------   ---------

SEE ACCOMPANYING NOTES.

                        EQUITRUST LIFE INSURANCE COMPANY

                 NOTES TO FINANCIAL STATEMENTS--STATUTORY BASIS

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

EquiTrust Life Insurance Company (the Company), formerly Continental Western Life Insurance Company, is a life insurance company domiciled in the state of Iowa and licensed in 38 states. All in force policies, annuities and certificates of the Company were ceded to TMG Life Insurance Company (TMG Life), formerly an affiliated company, through an assumption reinsurance agreement as of January 1, 1997. At December 31, 1997, the Company had no insurance in force. The Company was purchased by Farm Bureau Life Insurance Company (Farm Bureau) on December 30, 1997, and became a wholly owned subsidiary of Farm Bureau which, in turn, is wholly owned by FBL Financial Group, Inc. The Company was previously wholly owned by TMG Life which is owned by The Mutual Group (U.S.), Inc. [TMG (U.S.)], which itself is a wholly owned subsidiary of The Mutual Life Assurance Company of Canada.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

BASIS OF PRESENTATION

The financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, State of Iowa (Insurance Division). Such practices differ from generally accepted accounting principles (GAAP). The more significant variances from GAAP are as follows: (a) costs of acquiring new business are expensed as incurred rather than deferred and amortized over the life of the policies; (b) carrying values of bonds designated under GAAP as available-for-sale securities are based on values specified by the National Association of Insurance Commissioners (NAIC) rather than fair values; (c) policy reserves on traditional life products are based on statutory mortality and interest rates rather than expected mortality and interest rates; (d) reinsurance amounts are netted against the corresponding amounts rather than reported gross; (e) policy reserves on universal life and investment products are stated using statutory discounting methodologies rather than at full account values; (f) deferred income taxes are not provided for the differences between the financial statement and income tax bases of assets and liabilities; (g) after-tax net realized capital gains or losses attributed to changes in interest rates are deferred and amortized over the remaining life of the investment rather than recognized as pre-tax gains or losses in the statement of operations when the sale is completed; (h) declines in the estimated realizable value of investments are recognized through a formula-determined reserve carried as a liability whose changes are charged directly to surplus rather than reducing the carrying value of the related investment and recognizing realized losses in the statements of operations; (i) certain assets designated as "nonadmitted," principally agents' debit balances and furniture and equipment, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus; (j) revenues for universal life and investment products consist of premiums received rather than policy charges; (k) pension expense is recognized in accordance with rules and regulations permitted by the Employee Retirement Income Security Act of 1974 rather than Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions"; (l) accrued postretirement benefits other than pensions do not include a provision for benefits that are not fully vested; and (m) assets and liabilities continue to be shown at historical values rather than restated fair values when a change in ownership occurs.

The National Association of Insurance Commissioners (NAIC) is in the process of codifying statutory accounting practices (Codification). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company used to prepare its statutory-basis financial statements. Codification, which was approved by the NAIC in 1998, will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the State of Iowa must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Division. At this time, it is unclear whether the State of Iowa will adopt Codification.

PERMITTED PRACTICE

The statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the Insurance Division. "Prescribed" statutory accounting practices include regulations and general administrative rules, as well as a variety of publications of the NAIC. "Permitted" statutory accounting practices encompass all practices that are not prescribed, may differ from insurance company to insurance company, and may change in the future.

                        EQUITRUST LIFE INSURANCE COMPANY

1.  NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company has received approval from the Insurance Division to account for the disposition of many of the balance sheet items related to the assumption reinsurance agreement as a change in surplus rather than reporting their effect in the income statement. The majority of the assets and liabilities of the Company were transferred to TMG Life effective January 1, 1997, leaving only that amount of invested assets, capital and surplus required to maintain minimum capital. An analysis of these transferred amounts follows (in thousands):

Assets:
  Bonds                                                        $ 295,713
  Common stocks                                                       82
  Mortgage loans                                                  31,697
  Real estate                                                      1,730
  Policy loans                                                    30,643
  Cash and short-term investments                                 16,333
  Other admitted assets                                            8,297
                                                               ---------
Total                                                            384,495
Less liabilities                                                 358,825
                                                               ---------
Net transferred                                                $  25,670
                                                               ---------
                                                               ---------
Capital and surplus:
  Contributed capital                                          $   2,823
  Unassigned surplus                                              22,847
                                                               ---------
Total                                                          $  25,670
                                                               ---------
                                                               ---------

INTERIM FINANCIAL INFORMATION

The financial statements as of June 30, 1998 and for the six-month periods ended June 30, 1998 and 1997 and related disclosures in these notes have not been audited. The interim financial statements have been prepared in accordance with statutory accounting principles. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals unless noted otherwise herein) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

INVESTMENTS

Investment values have been determined in accordance with methods adopted by the NAIC. Bonds are valued at amortized cost or NAIC designated value. The amortized cost for loan-backed bonds is valued using the interest method including anticipated prepayments.

Prepayment assumptions are obtained from internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for interest-only securities, which are valued using the prospective method. Common stocks are reported at market value. Real estate is carried at cost less encumbrances and accumulated depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. Short-term investments are valued at cost which approximates market. Mortgage loans and policy loans are valued at the unpaid principal balance.

As required by the NAIC, the Company maintains an Asset Valuation Reserve (AVR), a separately stated liability on the statutory balance sheet which is computed under a prescribed formula to provide for possible credit losses and declines in the value of bonds, stocks, mortgage loans, real estate, short-term investments and other invested assets. Changes to the AVR are reported directly on the statement of changes in capital and surplus.

Interest income from bonds and mortgage loans is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Accrual of interest is nonadmitted on investments that have become 90 days past due or if management doubts the collectibility of principal

                        EQUITRUST LIFE INSURANCE COMPANY

1.  NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

or interest on an investment that is currently performing. Investments are restored to accrual status when brought current, or when management no longer doubts the ultimate collectibility of principal and interest. Mortgage loan origination fees are deferred and recognized as income over the life of the loan.

Net unrealized gains or losses in the carrying value of investments are reflected in unassigned surplus. Realized gains and losses are determined by specific identification of cost of investments sold and are recorded in the statement of operations net of tax and net of amounts transferred to the Interest Maintenance Reserve (IMR). The IMR is maintained as prescribed by the NAIC and represents the accumulation of deferred after-tax net realized capital gains and losses from sales of investments that are attributable to changes in interest rates. These deferred gains and losses are amortized into income over the remaining period to maturity. Amortization of the IMR is reported in the statement of operations.

CASH AND SHORT-TERM INVESTMENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of twelve months or less to be short-term investments.

POLICY RESERVES

Future policy benefit reserves on life policies are provided principally under the Commissioners' Reserve Valuation Method using primarily 1958 and 1980 Commissioners' Standard Ordinary mortality tables assuming interest rates from 2 1/2 to 6 percent. All reserves are calculated using the mean reserve method.

Liabilities for future policy benefits on annuity policies are generally based on policy values including interest additions at current rates.

The Company had no insurance in force as of December 31, 1997. The Company had insurance in force of $174,086,000 for which gross premiums were less than the net valuation premiums required by the Insurance Division as of December 31, 1996. Policy reserves of $401,000 were held by the Company to cover these deficiencies at December 31, 1996. Tabular interest, tabular less actual reserve released, tabular cost, and tabular interest on funds not involving life contingencies are determined by formula as prescribed by the NAIC.

POLICY AND CONTRACT CLAIMS

The liabilities for insurance claims are determined using estimates of the ultimate net cost of all reported and unreported claims which are unpaid at year end. Although it is not possible to measure the degree of variability inherent in such estimates, management believes that the liabilities for insurance claims are adequate. The estimates are reviewed periodically and adjusted as necessary with such adjustments being reflected in current operations.

PREMIUMS

Premiums for traditional life policies are recognized as revenue when due. Premiums for accident and health policies are recognized ratably over the period of insurance coverage. Universal life insurance and annuity premiums are recognized as revenue when received.

REINSURANCE

The Company cedes reinsurance and participates in various pools and associations. These reinsurance arrangements allow management to control exposure to potential losses arising from large risks. Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and with the terms of the reinsurance contracts. Premiums, benefits and expenses, premiums receivable, and policy reserves are reported in the financial statements net of reinsured amounts.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related property.

FEDERAL INCOME TAXES

Federal income taxes have been provided on income currently taxable in accordance with the provisions of the Internal Revenue Code that relate to life insurance companies.

                        EQUITRUST LIFE INSURANCE COMPANY

1.  NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATIONS

Certain amounts in the 1996 financial statements have been reclassified to conform with the 1997 presentation.

2. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instruments.

INVESTMENTS

Fair values for bonds and stocks are generally based on quoted market prices. Fair values for mortgage loans are calculated as the net present value of future loan payments, which are assumed to be received in accordance with the terms of the contracts, using discount rates based on the Treasury yield curve and the Company's current mortgage pricing. Fair values for policy loans are estimated through discounted cash flow analyses using interest rates reflective of current asset yields and assumed annual repayment rates. The recorded values of cash, short-term investments and accrued investment income approximate their fair value.

INVESTMENT-TYPE CONTRACTS

The Company underwrites certain investment-type contracts comprising mainly individual annuities and supplementary contracts without life contingencies. The fair value of liabilities related to these contracts, included in annuity reserves, was determined using a price behavior model that projects monthly cash flows and calculates their present value under various interest rate assumptions using the Treasury yield curve and specific assumptions for mortality, lapse rates, policy loads, crediting rates, expenses and surrender charges that are particular to each type of annuity product. Probabilities assigned to the interest rate assumptions are used to calculate the expected present value of the cash flows.

The fair values of contract liabilities are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the Company's financial instruments were as follows at December 31:

                                                                           1997                     1996
                                                                  ----------------------  ------------------------
                                                                   AMORTIZED     FAIR      AMORTIZED      FAIR
                                                                     COST        VALUE       COST         VALUE
                                                                  -----------  ---------  -----------  -----------
                                                                                   (IN THOUSANDS)
ASSETS
Investments:
  Bonds                                                            $   5,515   $   5,555  $   301,430  $   305,507
  Common stocks                                                           --          --           82           82
  Mortgage loans                                                          --          --       31,697       33,731
  Policy loans                                                            --          --       30,643       30,171
  Cash and short-term investments                                      2,593       2,593       17,926       17,926
  Accrued investment income                                               54          54        3,702        3,702

LIABILITIES
Investment-type contracts                                                 --          --       78,412       90,183

                        EQUITRUST LIFE INSURANCE COMPANY

3. INVESTMENTS

The amortized cost and the fair or comparable value of investments in bonds are summarized as follows:

                                                                              GROSS        GROSS
                                                               AMORTIZED   UNREALIZED   UNREALIZED      FAIR
                                                                 COST         GAINS       LOSSES        VALUE
                                                              --------------------------------------------------
                                                                                (IN THOUSANDS)
At December 31, 1997--U.S. Treasury                           $     5,515   $      40    $      --   $     5,555
                                                              --------------------------------------------------
Total bonds                                                   $     5,515   $      40    $      --   $     5,555
                                                              --------------------------------------------------
                                                              --------------------------------------------------
At December 31, 1996:
  U.S. Treasury                                               $   111,757   $     827    $      78   $   112,506
  U.S. government agencies, states and political
   subdivisions                                                    89,530       1,987          243        91,274
  Industrial and other                                            100,143       2,311          727       101,727
                                                              --------------------------------------------------
Total bonds                                                   $   301,430   $   5,125    $   1,048   $   305,507
                                                              --------------------------------------------------
                                                              --------------------------------------------------

At December 31, 1997, the Company's bond investment was rated as a Class 1 by the NAIC (i.e.; investment grade bonds) and is due to mature in 1999.

Proceeds from investments in bonds sold, redeemed or otherwise disposed of during 1997 and 1996 were $5,793,000 and $498,858,000, respectively. Gross gains of $94,000 and $902,000 were realized in 1997 and 1996, respectively. Gross losses of $1,029,000 were realized on those dispositions in 1996. Substantially all 1997 and 1996 gains and losses from bonds were transferred to the IMR. On January 1, 1997, bonds with an admitted asset value of $295,713,000 were transferred to TMG Life as part of the assumption reinsurance agreement. No gain or loss was realized on the transfer.

At December 31, 1997, bonds and cash with an admitted asset value of $8,108,000 were on deposit with state insurance departments to meet regulatory requirements.

The Company sold its home office building during 1996 for a gain of $909,000. This gain is included with net realized gains on investments in the statutory-basis statement of operations.

Components of net investment income are as follows:

                                                    YEAR ENDED DECEMBER
                                                             31
                                                    --------------------
                                                      1997       1996
                                                    --------------------
                                                       (IN THOUSANDS)
Bonds                                               $     407  $  21,156
Mortgage loans                                             --      2,680
Short-term investments                                     70      1,989
Amortization of interest maintenance reserve               --      1,285
                                                    --------------------
                                                          477     27,110
Less investment expenses                                   (4)      (966)
                                                    --------------------
Net investment income                               $     473  $  26,144
                                                    --------------------
                                                    --------------------

Realized capital gains are reported net of federal income taxes and amounts transferred to the IMR as follows:

                                                    YEAR ENDED DECEMBER
                                                             31
                                                    --------------------
                                                      1997       1996
                                                    --------------------
                                                       (IN THOUSANDS)
Realized capital gains                              $      94  $     782
Less amount transferred (to) from IMR                     (61)        83
                                                    --------------------
                                                           33        865
Less federal income taxes on realized capital
  gains before effect
  of transfer to IMR                                      (33)      (274)
                                                    --------------------
Net realized capital gains                          $      --  $     591
                                                    --------------------
                                                    --------------------

At December 31, 1996, the Company had a nonadmitted IMR asset of $663,000.

                        EQUITRUST LIFE INSURANCE COMPANY

4. STATUTORY CAPITAL AND SURPLUS RESTRICTIONS

Prior approval of insurance regulatory authorities is required for payment of dividends to the Company's stockholder which exceed an annual limitation. During 1998, the Company may pay dividends to its stockholder of approximately $510,000 without prior approval of the Insurance Division.

5. FEDERAL INCOME TAXES

The Company files a separate tax return. The Company's taxable income differs from gain from operations before income taxes as reported in the financial statements due to differences in reporting investment income, policy reserves, depreciation, agents' deferred compensation, premium income, expenses, realized gains and losses and the impact of differences in asset valuations.

6. REINSURANCE

Prior to January 1, 1997, the maximum amount the Company retained on any one life was $500,000 of basic life coverage. The Company retained all its risk on accidental death insurance risks with an issue limit of $200,000. Amounts in excess of retention limits were reinsured with other life insurance companies under reinsurance treaties principally on yearly renewable term and coinsurance bases.

The effect of ceded reinsurance on the Company's statutory-basis financial statements in 1996 was as follows (in thousands):

Premiums receivable                                             $     550
Policy reserves and liabilities:
  Life                                                             30,552
  Annuity                                                          24,070
Policy and contract claims                                            305
Premiums:
  Life                                                              5,147
  Annuity                                                             217
Policy benefits paid or provided:
  Life                                                              2,098
  Annuity                                                          (2,462)

On January 1, 1997, the Company entered into an assumption reinsurance agreement with TMG Life. Under the agreement, TMG Life assumed all of the Company's rights and obligations for policies, annuities and certificates issued by the Company prior to January 1, 1997.

7. RETIREMENT AND COMPENSATION PLANS

Prior to January 1, 1997, the Company participated in several benefit programs sponsored by TMG (U.S.). In conjunction with execution of the assumption reinsurance agreement, all of the Company's employees became employees of TMG (U.S.). As the Company had no employees during 1997, no contributions were made to any benefit plans for the year ended December 31, 1997 and all liabilities associated with the benefit plans were assumed by TMG (U.S.).

Prior to January 1, 1997, the Company participated in a noncontributory defined-benefit plan sponsored by TMG (U.S.) covering substantially all of its employees. Benefits provided were based on years of service and the employee's compensation. Funding and accounting policies were to contribute annually the maximum amount that can be currently deducted for income tax purposes. Total contributions to the plan were $466,000 for the year ended December 31, 1996. The funded status of the TMG (U.S.) plan was determined using an effective date of January 1, 1996, an interest rate of 7.0% compounded annually and a salary scale of 5.5%. At December 31, 1996, the Company's separately determined accumulated benefit obligation under the Plan was $1,812,000. The net assets available for benefits at December 31, 1996 were $1,381,000. The Company is not obligated under the TMG (U.S.) plan subsequent to the sale of the Company to Farm Bureau Life Insurance Company.

Prior to January 1, 1997, the Company participated in a 401(k) savings plan sponsored by TMG (U.S.). Participating employees were allowed to contribute up to 12% of their base compensation to the 401(k) plan. The Company would match 50% of the amount contributed by each employee up to the first 6% of compensation and also made discretionary contributions. Participants are immediately vested in Company contributions. Company contributions to the 401(k) plan were $40,000 for the year ended December 31, 1996.

                        EQUITRUST LIFE INSURANCE COMPANY

7.  RETIREMENT AND COMPENSATION PLANS (CONTINUED)

Prior to January 1, 1997, the Company provided defined postretirement health and life insurance benefits on a noncontributory basis. Eligible employees were those with ten or more years of service who retired under the TMG Life pension plan. Health insurance benefits for retirees under age 65 were the same as for active employees provided the retiree maintained continuity of coverage. For retirees attaining age 65, health insurance was available as a Medicare supplement. Life insurance benefits are 100% of final earnings in the first year of retirement, reducing 10% per year to a minimum benefit of $10,000. The estimated net postretirement benefit cost for the year ended December 31, 1996 was $15,000.

At December 31, 1996, the unfunded postretirement benefit obligation for retirees and other fully eligible or vested plan participants was $353,000. The estimated postretirement benefit obligation for active nonvested employees was $441,000 at December 31, 1996. The discount rate used in determining the accumulated postretirement benefit was 7.0% in 1996 and the health care cost trend rate was 6.0% graded to 5.5% over 8 years. Effective January 1, 1997, TMG (U.S.) assumed all liabilities related to the postretirement benefits.

Prior to January 1, 1997, the Company sponsored a deferred compensation plan for its agents. Benefit expenses related to the plan were $172,000 for the year ended December 31, 1996. The liability accrued at December 31, 1996 under this plan was $1,218,000. At December 31, 1996, the Company had liabilities of $246,000 related to a discontinued employee deferred compensation plan, the activity under which consists of interest accumulations and withdrawals.

8. RELATED-PARTY TRANSACTIONS

During 1997 and 1996, the Company paid to TMG (U.S.) investment advisory and management fees of $4,000 and $422,000, respectively.

TMG Life provided group health insurance to the Company prior to January 1, 1997. Premiums paid by the Company to TMG Life were $80,000 for the year ended December 31, 1996. TMG (U.S.) provided the Company with administrative services and computer facilities for which it was charged a fee of $502,000 for the year ended December 31, 1996. The Company provided TMG Life with underwriting, policy issuing and administrative services, for which it charged a fee of $876,000 for the year ended December 31, 1996. No fees were paid or received by the Company during 1997 for such services.

9. COMMITMENTS AND CONTINGENCIES

The Company is involved in various lawsuits and other contingencies that have arisen from the normal conduct of business. Contingent liabilities arising from litigation and other matters are not considered material to the financial position of the Company. TMG Life, as part of the sale agreement, has assumed all accrued, absolute and contingent liabilities that may arise out of or related to the business of the Company prior to December 30, 1997. At June 30, 1998, management is not aware of any claims which would result in a material loss to the Company.

                 (THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY.)

--------------------------------------------------------------------------------
                       APPENDIX A
--------------------------------------------------------------------------------
ILLUSTRATIONS OF DEATH BENEFITS AND ACCUMULATED VALUES
                       The following tables illustrate how the death benefits, Accumulated Values and Surrender Values of a Policy may vary over an extended period of time at certain ages, assuming hypothetical gross rates of investment return for the Investment Options equivalent to constant gross annual rates of 0%, 4%, 8% and 12%. The hypothetical rates of investment return are for purposes of illustration only and should not be deemed a representation of past or future rates of investment return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by a Policyowner. Also, values would be different from those shown if the gross annual investment returns averaged 0%, 4%, 8% and 12% over a period of years but fluctuated above and below those averages for individual Policy Years.

                       The amounts shown are as of the end of each Policy Year. The tables assume that the assets in the Investment Options are subject to an annual expense ratio of 0.77% of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each of the Investment Options available under the Policy for the last fiscal year and takes into account current expense reimbursement arrangements. The fees and expenses of each Investment Option vary, and in 1997 the total fees and expenses ranged from an annual rate of 0.33% to an annual rate of 1.06% of average daily net assets. For information on Investment Option expenses, see the prospectuses for the Investment Options.

                       The tables reflect deduction of the premium expense charge, the monthly Policy expenses charge, the first-year monthly administrative charge, the first-year monthly expense charge, the daily charge for the Company's assumption of mortality and expense risks, and cost of insurance charges for the hypothetical Insured. The surrender values illustrated in the tables also reflect deduction of applicable surrender charges. The current charges and the higher guaranteed maximum charges the Company may charge are reflected in separate tables on each of the following pages.

                       Applying the current charges and the average Investment Option fees and expenses of 0.77% of average net assets, the gross annual rates of investment return of 0%, 4%, 8% and 12% would produce net annual rates of return of -1.82%, 2.18%, 6.18% and 10.18%, respectively, on a guaranteed basis, and -1.67%, 2.33%, 6.33% and 10.33%,
                       respectively, on a current basis.

                       The hypothetical values shown in the tables do not reflect any charges for federal income taxes against the Variable Account since the Company is not currently making such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0%, 4%, 8% or 12% by an amount sufficient to cover tax charges in order to produce the death benefits and Accumulated Values illustrated. (See "FEDERAL TAX MATTERS--Taxation of the Company.")

                       The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Variable Account and if no Policy Loans have been made. The tables are also based on the assumptions that the Policyowner has not requested an increase or decrease in Specified Amount, and that no partial withdrawals or transfers have been made.

                       For comparative purposes, the second column of each table shows the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest at 5% compounded annually.

                                              *    *    *

                       Upon request, the Company will provide a comparable illustration based upon the proposed insured's age, sex and premium class, the Specified Amount or premium requested, and the proposed frequency of premium payments.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION A
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS


                                                                                                         ASSUMING
                                                           ASSUMING                            0% HYPOTHETICAL GROSS RETURN,
                                                0% HYPOTHETICAL GROSS RETURN,            NON-GUARANTEED CURRENT COST OF INSURANCE
                                        GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,       CHARGES, AND NON-GUARANTEED CURRENT
                                            AND GUARANTEED MAXIMUM EXPENSE CHARGES                    EXPENSE CHARGES
                          PREMIUMS     ------------------------------------------------  -----------------------------------------
        END OF           ACCUMULATED     END OF YEAR       END OF YEAR     END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%        ACCUMULATED        SURRENDER         DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR          VALUE             VALUE          BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  ---------------  -----------------  ------------  -------------  ------------  ------------
      1...............   $       581      $     106         $       0       $  100,106     $     241     $        0    $  100,241
      2...............         1,190            367                 0          100,367           590            102       100,590
      3...............         1,831            612                 0          100,612           927            537       100,927
      4...............         2,503              *                 *                *         1,251            958       101,251
      5...............         3,208              *                 *                *         1,561          1,366       101,561
      6...............         3,950              *                 *                *         1,857          1,773       101,857
      7...............         4,728              *                 *                *         2,137          2,137       102,137
      8...............         5,545              *                 *                *         2,402          2,402       102,402
      9...............         6,403              *                 *                *         2,652          2,652       102,652
     10...............         7,303              *                 *                *         2,888          2,888       102,888
     15...............        12,530              *                 *                *         3,793          3,793       103,793
     20...............        19,200              *                 *                *         4,125          4,125       104,125
     25...............        27,713              *                 *                *         3,775          3,775       103,775
     30...............        38,578              *                 *                *         2,528          2,528       102,528
     35...............             *              *                 *                *             *              *             *
     40...............             *              *                 *                *             *              *             *
     45...............             *              *                 *                *             *              *             *
     50...............             *              *                 *                *             *              *             *
     55...............             *              *                 *                *             *              *             *
     60...............             *              *                 *                *             *              *             *
     65...............             *              *                 *                *             *              *             *
     70...............             *              *                 *                *             *              *             *
     75...............             *              *                 *                *             *              *             *
     80...............             *              *                 *                *             *              *             *
 Age 65...............        38,578              *                 *                *         2,528          2,528       102,528
 Age 70...............             *              *                 *                *             *              *             *
Age 115...............             *              *                 *                *             *              *             *


------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 0% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF -1.82% ON A GUARANTEED BASIS AND -1.67% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION A
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS


                                                                                                         ASSUMING
                                                           ASSUMING                            4% HYPOTHETICAL GROSS RETURN,
                                                4% HYPOTHETICAL GROSS RETURN,            NON-GUARANTEED CURRENT COST OF INSURANCE
                                        GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,       CHARGES, AND NON-GUARANTEED CURRENT
                                            AND GUARANTEED MAXIMUM EXPENSE CHARGES                    EXPENSE CHARGES
                          PREMIUMS     ------------------------------------------------  -----------------------------------------
        END OF           ACCUMULATED     END OF YEAR       END OF YEAR     END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%        ACCUMULATED        SURRENDER         DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR          VALUE             VALUE          BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  ---------------  -----------------  ------------  -------------  ------------  ------------
      1...............   $       581      $     118         $       0       $  100,118     $     255     $        0    $  100,255
      2...............         1,190            399                 0          100,399           632            144       100,632
      3...............         1,831            674                 0          100,674         1,011            621       101,011
      4...............         2,503              *                 *                *         1,390          1,097       101,390
      5...............         3,208              *                 *                *         1,771          1,578       101,771
      6...............         3,950              *                 *                *         2,150          2,066       102,150
      7...............         4,728              *                 *                *         2,528          2,528       102,528
      8...............         5,545              *                 *                *         2,903          2,903       102,903
      9...............         6,403              *                 *                *         3,277          3,277       103,277
     10...............         7,303              *                 *                *         3,649          3,649       103,649
     15...............        12,530              *                 *                *         5,412          5,412       105,412
     20...............        19,200              *                 *                *         6,840          6,840       106,840
     25...............        27,713              *                 *                *         7,718          7,718       107,718
     30...............        38,578              *                 *                *         7,690          7,690       107,690
     35...............        52,445              *                 *                *         5,947          5,947       105,947
     40...............             *              *                 *                *         1,362          1,362       101,362
     45...............             *              *                 *                *             *              *             *
     50...............             *              *                 *                *             *              *             *
     55...............             *              *                 *                *             *              *             *
     60...............             *              *                 *                *             *              *             *
     65...............             *              *                 *                *             *              *             *
     70...............             *              *                 *                *             *              *             *
     75...............             *              *                 *                *             *              *             *
     80...............             *              *                 *                *             *              *             *
 Age 65...............        38,578              *                 *                *         7,690          7,690       107,690
 Age 70...............        52,445              *                 *                *         5,947          5,947       105,947
Age 115...............             *              *                 *                *             *              *             *


------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 4% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 2.18% ON A GUARANTEED BASIS AND 2.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 4% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION A
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS


                                                       ASSUMING                                   ASSUMING
                                             8% HYPOTHETICAL GROSS RETURN,              8% HYPOTHETICAL GROSS RETURN,
                                         GUARANTEED MAXIMUM COST OF INSURANCE     NON-GUARANTEED CURRENT COST OF INSURANCE
                                        CHARGES, AND GUARANTEED MAXIMUM EXPENSE      CHARGES, AND NON-GUARANTEED CURRENT
                                                        CHARGES                                EXPENSE CHARGES
                          PREMIUMS     -----------------------------------------  -----------------------------------------
        END OF           ACCUMULATED    END OF YEAR   END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%       ACCUMULATED    SURRENDER       DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR         VALUE         VALUE        BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  -------------  ------------  ------------  -------------  ------------  ------------
      1...............   $       581     $     130     $        0    $  100,130    $       270    $        0    $  100,270
      2...............         1,190           432              0       100,432            675           187       100,675
      3...............         1,831           740              0       100,740          1,099           709       101,099
      4...............         2,503         1,053             77       101,053          1,542         1,249       101,542
      5...............         3,208         1,371            395       101,371          2,004         1,809       102,004
      6...............         3,950         1,692            856       101,692          2,486         2,402       102,486
      7...............         4,728         2,014          1,361       102,014          2,987         2,987       102,987
      8...............         5,545         2,337          1,859       102,337          3,509         3,509       103,509
      9...............         6,403         2,662          2,351       102,662          4,053         4,053       104,053
     10...............         7,303         2,988          2,836       102,988          4,621         4,621       104,621
     15...............        12,530         4,581          4,581       104,581          7,800         7,800       107,800
     20...............        19,200         5,844          5,844       105,844         11,514        11,514       111,514
     25...............        27,713         6,274          6,274       106,274         15,765        15,765       115,765
     30...............        38,578         4,908          4,908       104,908         20,431        20,431       120,431
     35...............        52,445             *              *             *         24,890        24,890       124,890
     40...............        70,143             *              *             *         28,073        28,073       128,073
     45...............        92,730             *              *             *         26,903        26,903       126,903
     50...............       121,558             *              *             *         16,920        16,920       116,920
     55...............             *             *              *             *              *             *             *
     60...............             *             *              *             *              *             *             *
     65...............             *             *              *             *              *             *             *
     70...............             *             *              *             *              *             *             *
     75...............             *             *              *             *              *             *             *
     80...............             *             *              *             *              *             *             *
 Age 65...............        38,578         4,908          4,908       104,908         20,431        20,431       120,431
 Age 70...............        52,445             *              *             *         24,890        24,890       124,890
Age 115...............             *             *              *             *              *             *             *


------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 8% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 6.18% ON A GUARANTEED BASIS AND 6.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 8% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION A
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS


                                                     ASSUMING                                      ASSUMING
                                          12% HYPOTHETICAL GROSS RETURN,                12% HYPOTHETICAL GROSS RETURN,
                                       GUARANTEED MAXIMUM COST OF INSURANCE        NON-GUARANTEED CURRENT COST OF INSURANCE
                                      CHARGES, AND GUARANTEED MAXIMUM EXPENSE    CHARGES, AND NON-GUARANTEED CURRENT EXPENSE
                                                      CHARGES                                      CHARGES
                        PREMIUMS     -----------------------------------------  ----------------------------------------------
       END OF          ACCUMULATED    END OF YEAR   END OF YEAR   END OF YEAR    END OF YEAR     END OF YEAR     END OF YEAR
       POLICY             AT 5%       ACCUMULATED    SURRENDER       DEATH       ACCUMULATED      SURRENDER         DEATH
        YEAR            PER YEAR         VALUE         VALUE        BENEFIT         VALUE           VALUE          BENEFIT
    -----------       -------------  -------------  ------------  ------------  --------------  --------------  --------------
      1.............   $       581    $       142    $        0    $  100,142   $          285  $            0  $      100,285
      2.............         1,190            466             0       100,466              720             232         100,720
      3.............         1,831            809             0       100,809            1,193             803         101,193
      4.............         2,503          1,174           198       101,174            1,706           1,413         101,706
      5.............         3,208          1,562           586       101,562            2,264           2,069         102,264
      6.............         3,950          1,971         1,135       101,971            2,869           2,785         102,869
      7.............         4,728          2,403         1,750       102,403            3,526           3,526         103,526
      8.............         5,545          2,859         2,381       102,859            4,239           4,239         104,239
      9.............         6,403          3,344         3,033       103,344            5,015           5,015         105,015
     10.............         7,303          3,858         3,706       103,858            5,860           5,860         105,860
     15.............        12,530          6,940         6,940       106,940           11,324          11,324         111,324
     20.............        19,200         10,970        10,970       110,970           19,591          19,591         119,591
     25.............        27,713         16,109        16,109       116,109           32,226          32,226         132,226
     30.............        38,578         22,330        22,330       122,330           51,665          51,665         151,665
     35.............        52,445         28,283        28,283       128,283           81,371          81,371         181,371
     40.............        70,143         31,088        31,088       131,088          126,791         126,791         226,791
     45.............        92,730         21,633        21,633       121,633          195,006         195,006         295,006
     50.............       121,558              *             *             *          297,321         297,321         397,321
     55.............       158,351              *             *             *          450,615         450,615         550,615
     60.............       205,309              *             *             *          681,030         681,030         781,030
     65.............       265,240              *             *             *          979,411         979,411       1,079,411
     70.............       341,730              *             *             *        1,384,619       1,384,619       1,484,619
     75.............       439,352              *             *             *        2,020,047       2,020,047       2,120,047
     80.............       563,945              *             *             *        3,041,312       3,041,312       3,141,312
 Age 65.............        38,578         22,330        22,330       122,330           51,665          51,665         151,665
 Age 70.............        52,445         28,283        28,283       128,283           81,371          81,371         181,371
Age 115.............       563,945              *             *             *        3,041,312       3,041,312       3,141,312


------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 10.18% ON A GUARANTEED BASIS AND 10.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION B
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS


                                                                                                       ASSUMING
                                                          ASSUMING                           0% HYPOTHETICAL GROSS RETURN,
                                               0% HYPOTHETICAL GROSS RETURN,           NON-GUARANTEED CURRENT COST OF INSURANCE
                                       GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,      CHARGES, AND NON-GUARANTEED CURRENT
                                           AND GUARANTEED MAXIMUM EXPENSE CHARGES                   EXPENSE CHARGES
                          PREMIUMS     ----------------------------------------------  -----------------------------------------
        END OF           ACCUMULATED    END OF YEAR      END OF YEAR     END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%       ACCUMULATED       SURRENDER         DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR         VALUE            VALUE          BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  -------------  -----------------  ------------  -------------  ------------  ------------
      1...............   $       581     $     107        $       0       $  100,000     $     241     $        0    $  100,000
      2...............         1,190           369                0          100,000           591            103       100,000
      3...............         1,831           614                0          100,000           929            539       100,000
      4...............         2,503             *                *                *         1,254            961       100,000
      5...............         3,208             *                *                *         1,566          1,371       100,000
      6...............         3,950             *                *                *         1,864          1,780       100,000
      7...............         4,728             *                *                *         2,147          2,147       100,000
      8...............         5,545             *                *                *         2,416          2,416       100,000
      9...............         6,403             *                *                *         2,670          2,670       100,000
     10...............         7,303             *                *                *         2,911          2,911       100,000
     15...............        12,500             *                *                *         3,853          3,853       100,000
     20...............        19,200             *                *                *         4,247          4,247       100,000
     25...............        27,713             *                *                *         3,984          3,984       100,000
     30...............        38,578             *                *                *         2,837          2,837       100,000
     35...............             *             *                *                *           200            200       100,000
     40...............             *             *                *                *             *              *             *
     45...............             *             *                *                *             *              *             *
     50...............             *             *                *                *             *              *             *
     55...............             *             *                *                *             *              *             *
     60...............             *             *                *                *             *              *             *
 Age 65...............        38,578             *                *                *         2,837          2,837       100,000
 Age 70...............        52,445             *                *                *           200            200       100,000
Age 115...............             *             *                *                *             *              *             *


------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 0% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF -1.82% ON A GUARANTEED BASIS AND -1.67% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION B
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS


                                                                                                         ASSUMING
                                                           ASSUMING                            4% HYPOTHETICAL GROSS RETURN,
                                                4% HYPOTHETICAL GROSS RETURN,            NON-GUARANTEED CURRENT COST OF INSURANCE
                                        GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,       CHARGES, AND NON-GUARANTEED CURRENT
                                            AND GUARANTEED MAXIMUM EXPENSE CHARGES                    EXPENSE CHARGES
                          PREMIUMS     ------------------------------------------------  -----------------------------------------
        END OF           ACCUMULATED     END OF YEAR       END OF YEAR     END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%        ACCUMULATED        SURRENDER         DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR          VALUE             VALUE          BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  ---------------  -----------------  ------------  -------------  ------------  ------------
      1...............   $       581      $     119         $       0       $  100,000     $     256     $        0       100,000
      2...............         1,190            400                 0          100,000           633            145       100,000
      3...............         1,831            676                 0          100,000         1,013            623       100,000
      4...............         2,503              *                 *                *         1,394          1,101       100,000
      5...............         3,208              *                 *                *         1,777          1,582       100,000
      6...............         3,950              *                 *                *         2,159          2,075       100,000
      7...............         4,728              *                 *                *         2,541          2,541       100,000
      8...............         5,545              *                 *                *         2,921          2,921       100,000
      9...............         6,403              *                 *                *         3,301          3,301       100,000
     10...............         7,303              *                 *                *         3,680          3,680       100,000
     15...............        12,530              *                 *                *         5,502          5,502       100,000
     20...............        19,200              *                 *                *         7,051          7,051       100,000
     25...............        27,713              *                 *                *         8,146          8,146       100,000
     30...............        38,578              *                 *                *         8,467          8,467       100,000
     35...............        52,445              *                 *                *         7,244          7,244       100,000
     40...............        70,143              *                 *                *         3,267          3,267       100,000
     45...............             *              *                 *                *            --             --            --
     50...............             *              *                 *                *            --             --            --
     55...............             *              *                 *                *            --             --            --
     60...............             *              *                 *                *            --             --            --
     65...............             *              *                 *                *            --             --            --
     70...............             *              *                 *                *            --             --            --
     75...............             *              *                 *                *            --             --            --
     80...............             *              *                 *                *            --             --            --
 Age 65...............        38,578              *                 *                *         8,467          8,467       100,000
 Age 70...............        52,445              *                 *                *         7,244          7,244       100,000
Age 115...............             *              *                 *                *            --             --            --


------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 4% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 2.18% ON A GUARANTEED BASIS AND 2.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 4% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION B
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS


                                                       ASSUMING                                   ASSUMING
                                             8% HYPOTHETICAL GROSS RETURN,              8% HYPOTHETICAL GROSS RETURN,
                                         GUARANTEED MAXIMUM COST OF INSURANCE     NON-GUARANTEED CURRENT COST OF INSURANCE
                                        CHARGES, AND GUARANTEED MAXIMUM EXPENSE      CHARGES, AND NON-GUARANTEED CURRENT
                                                        CHARGES                                EXPENSE CHARGES
                          PREMIUMS     -----------------------------------------  -----------------------------------------
        END OF           ACCUMULATED    END OF YEAR   END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%       ACCUMULATED    SURRENDER       DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR         VALUE         VALUE        BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  -------------  ------------  ------------  -------------  ------------  ------------
      1...............   $       581     $     131     $        0    $  100,000    $       270    $        0    $  100,000
      2...............         1,190           433              0       100,000            677           189       100,000
      3...............         1,831           743              0       100,000          1,102           712       100,000
      4...............         2,503         1,058             82       100,000          1,546         1,253       100,000
      5...............         3,208         1,380            404       100,000          2,011         1,816       100,000
      6...............         3,950         1,705            869       100,000          2,497         2,413       100,000
      7...............         4,728         2,033          1,380       100,000          3,003         3,003       100,000
      8...............         5,545         2,364          1,886       100,000          3,531         3,531       100,000
      9...............         6,403         2,698          2,387       100,000          4,084         4,084       100,000
     10...............         7,303         3,036          2,884       100,000          4,662         4,662       100,000
     15...............        12,530         4,731          4,731       100,000          7,935         7,935       100,000
     20...............        19,200         6,217          6,217       100,000         11,885        11,885       100,000
     25...............        27,713         7,073          7,073       100,000         16,650        16,650       100,000
     30...............        38,578         6,434          6,434       100,000         22,375        22,375       100,000
     35...............        52,445         1,834          1,834       100,000         28,993        28,993       100,000
     40...............        70,143             *              *             *         36,468        36,468       100,000
     45...............        92,730             *              *             *         44,010        44,010       100,000
     50...............       121,558             *              *             *         50,933        50,933       100,000
     55...............             *             *              *             *         55,852        55,852       100,000
     60...............             *             *              *             *         55,655        55,655       100,000
     65...............             *             *              *             *              *             *             *
     70...............             *             *              *             *              *             *             *
     75...............             *             *              *             *              *             *             *
     80...............             *             *              *             *              *             *             *
 Age 65...............        38,578         6,434          6,434       100,000         22,375        22,375       100,000
 Age 70...............        52,445         1,834          1,834       100,000         28,993        28,993       100,000
Age 115...............             *             *              *             *              *             *             *


------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 8% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 6.18% ON A GUARANTEED BASIS AND 6.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 8% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION B
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS


                                                                                                   ASSUMING
                                                   ASSUMING                             12% HYPOTHETICAL GROSS RETURN,
                                        12% HYPOTHETICAL GROSS RETURN,             NON-GUARANTEED CURRENT COST OF INSURANCE
                                GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,    CHARGES, AND NON-GUARANTEED CURRENT EXPENSE
                                    AND GUARANTEED MAXIMUM EXPENSE CHARGES                         CHARGES
                   PREMIUMS     ----------------------------------------------  ----------------------------------------------
    END OF        ACCUMULATED    END OF YEAR     END OF YEAR     END OF YEAR     END OF YEAR     END OF YEAR     END OF YEAR
    POLICY           AT 5%       ACCUMULATED      SURRENDER         DEATH        ACCUMULATED      SURRENDER         DEATH
     YEAR          PER YEAR         VALUE           VALUE          BENEFIT          VALUE           VALUE          BENEFIT
---------------  -------------  --------------  --------------  --------------  --------------  --------------  --------------
      1........   $       581   $          143  $            0  $      100,000  $          285  $            0  $      100,000
      2........         1,190              467               0         100,000             721             233         100,000
      3........         1,831              813               0         100,000           1,195             805         100,000
      4........         2,503            1,180             204         100,000           1,711           1,418         100,000
      5........         3,208            1,572             596         100,000           2,272           2,077         100,000
      6........         3,950            1,987           1,151         100,000           2,882           2,798         100,000
      7........         4,728            2,426           1,773         100,000           3,545           3,545         100,000
      8........         5,545            2,893           2,415         100,000           4,266           4,266         100,000
      9........         6,403            3,390           3,079         100,000           5,053           5,053         100,000
     10........         7,303            3,922           3,770         100,000           5,913           5,913         100,000
     15........        12,530            7,171           7,171         100,000          11,529          11,529         100,000
     20........        19,200           11,653          11,653         100,000          20,243          20,243         100,000
     25........        27,713           17,902          17,902         100,000          34,065          34,065         100,000
     30........        38,578           26,751          26,751         100,000          56,500          56,500         100,000
     35........        52,445           39,032          39,032         100,000          93,770          93,770         108,774
     40........        70,143           57,039          57,039         100,000         155,192         155,192         166,055
     45........        92,730           86,186          86,186         100,000         255,267         255,267         268,031
     50........       121,558          139,258         139,258         146,220         416,381         416,381         437,200
     55........       158,351          220,540         220,540         231,567         673,570         673,570         707,248
     60........       205,309          348,805         348,805         352,293       1,090,089       1,090,089       1,100,990
     65........       265,240          551,296         551,296         556,809       1,765,582       1,765,582       1,783,238
     70........       341,730          850,593         850,593         859,099       2,840,703       2,840,703       2,869,110
     75........       439,352        1,310,844       1,310,844       1,323,952       4,559,277       4,559,277       4,604,869
     80........       563,945        2,018,604       2,018,604       2,038,790       7,305,995       7,305,995       7,379,055
 Age 65........        38,578           26,751          26,751         100,000          56,500          56,500         100,000
 Age 70........        52,445           39,032          39,032         100,000          93,770          93,770         108,774
Age 115........       563,945        2,018,604       2,018,604       2,038,790       7,305,995       7,305,995       7,379,055


------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 10.18% ON A GUARANTEED BASIS AND 10.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION A
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS


                                                       ASSUMING                                   ASSUMING
                                             0% HYPOTHETICAL GROSS RETURN,              0% HYPOTHETICAL GROSS RETURN,
                                         GUARANTEED MAXIMUM COST OF INSURANCE     NON-GUARANTEED CURRENT COST OF INSURANCE
                                        CHARGES, AND GUARANTEED MAXIMUM EXPENSE      CHARGES, AND NON-GUARANTEED CURRENT
                                                        CHARGES                                EXPENSE CHARGES
                          PREMIUMS     -----------------------------------------  -----------------------------------------
        END OF           ACCUMULATED    END OF YEAR   END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%       ACCUMULATED    SURRENDER       DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR         VALUE         VALUE        BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  -------------  ------------  ------------  -------------  ------------  ------------
      1...............   $       744     $     227     $        0    $  100,227     $     370     $        0    $  100,370
      2...............         1,526           608              0       100,608           849            205       100,849
      3...............         2,347           969              0       100,969         1,312            797       101,312
      4...............         3,209         1,311             23       101,311         1,760          1,374       101,760
      5...............         4,114         1,634            503       101,634         2,192          1,966       102,192
      6...............         5,064         1,933          1,013       101,933         2,608          2,516       102,608
      7...............         6,061         2,209          1,491       102,209         3,006          3,006       103,006
      8...............         7,109         2,462          1,936       102,462         3,386          3,386       103,386
      9...............         8,209         2,689          2,347       102,689         3,748          3,748       103,748
     10...............         9,364         2,890          2,723       102,890         4,091          4,091       104,091
     15...............        16,064         3,419          3,419       103,419         5,441          5,441       105,441
     20...............        24,616         2,870          2,870       102,870         5,991          5,991       105,991
     25...............        35,530           539            539       100,539         5,351          5,351       105,351
     30...............        49,460             *              *             *         2,984          2,984       102,984
     35...............             *             *              *             *             *              *             *
     40...............             *             *              *             *             *              *             *
     45...............             *             *              *             *             *              *             *
     50...............             *             *              *             *             *              *             *
     55...............             *             *              *             *             *              *             *
     60...............             *             *              *             *             *              *             *
     65...............             *             *              *             *             *              *             *
     70...............             *             *              *             *             *              *             *
     75...............             *             *              *             *             *              *             *
     80...............             *             *              *             *             *              *             *
 Age 65...............        49,460             *              *             *         2,984          2,984       102,984
 Age 70...............             *             *              *             *             *              *             *
Age 115...............             *             *              *             *             *              *             *


------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 0% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF -1.82% ON A GUARANTEED BASIS AND -1.67% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION A
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS


                                                       ASSUMING                                   ASSUMING
                                             4% HYPOTHETICAL GROSS RETURN,              4% HYPOTHETICAL GROSS RETURN,
                                         GUARANTEED MAXIMUM COST OF INSURANCE     NON-GUARANTEED CURRENT COST OF INSURANCE
                                        CHARGES, AND GUARANTEED MAXIMUM EXPENSE      CHARGES, AND NON-GUARANTEED CURRENT
                                                        CHARGES                                EXPENSE CHARGES
                          PREMIUMS     -----------------------------------------  -----------------------------------------
        END OF           ACCUMULATED    END OF YEAR   END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%       ACCUMULATED    SURRENDER       DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR         VALUE         VALUE        BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  -------------  ------------  ------------  -------------  ------------  ------------
      1...............   $       744     $     244     $        0    $  100,244     $     391     $        0    $  100,391
      2...............         1,526           655              0       100,655           907            263       100,907
      3...............         2,347         1,062              0       101,062         1,428            913       101,428
      4...............         3,209         1,465            177       101,465         1,954          1,568       101,954
      5...............         4,114         1,863            732       101,863         2,483          2,257       102,483
      6...............         5,064         2,252          1,332       102,252         3,015          2,923       103,015
      7...............         6,061         2,632          1,914       102,632         3,549          3,549       103,549
      8...............         7,109         3,001          2,475       103,001         4,084          4,084       104,084
      9...............         8,209         3,356          3,014       103,356         4,619          4,619       104,619
     10...............         9,364         3,696          3,529       103,696         5,153          5,153       105,153
     15...............        16,064         5,061          5,061       105,061         7,716          7,716       107,716
     20...............        24,616         5,450          5,450       105,450         9,832          9,832       109,832
     25...............        35,530         3,872          3,872       103,872        10,949         10,949       110,949
     30...............        49,460             *              *             *        10,245         10,245       110,245
     35...............        67,239             *              *             *         6,560          6,560       106,560
     40...............             *             *              *             *             *              *             *
     45...............             *             *              *             *             *              *             *
     50...............             *             *              *             *             *              *             *
     55...............             *             *              *             *             *              *             *
     60...............             *             *              *             *             *              *             *
     65...............             *             *              *             *             *              *             *
     70...............             *             *              *             *             *              *             *
     75...............             *             *              *             *             *              *             *
     80...............             *             *              *             *             *              *             *
 Age 65...............        49,460             *              *             *        10,245         10,245       110,245
 Age 70...............        67,239             *              *             *         6,560          6,560       106,560
Age 115...............             *             *              *             *             *              *             *


------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 4% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 2.18% ON A GUARANTEED BASIS AND 2.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 4% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION A
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS


                                                       ASSUMING                                   ASSUMING
                                             8% HYPOTHETICAL GROSS RETURN,              8% HYPOTHETICAL GROSS RETURN,
                                         GUARANTEED MAXIMUM COST OF INSURANCE     NON-GUARANTEED CURRENT COST OF INSURANCE
                                        CHARGES, AND GUARANTEED MAXIMUM EXPENSE      CHARGES, AND NON-GUARANTEED CURRENT
                                                        CHARGES                                EXPENSE CHARGES
                          PREMIUMS     -----------------------------------------  -----------------------------------------
        END OF           ACCUMULATED    END OF YEAR   END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%       ACCUMULATED    SURRENDER       DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR         VALUE         VALUE        BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  -------------  ------------  ------------  -------------  ------------  ------------
      1...............   $       744    $       262    $        0    $  100,262    $       411    $        0    $  100,411
      2...............         1,526            704             0       100,704            967           323       100,967
      3...............         2,347          1,161             0       101,161          1,551         1,036       101,551
      4...............         3,209          1,632           344       101,632          2,164         1,778       102,164
      5...............         4,114          2,119           988       102,119          2,807         2,581       102,807
      6...............         5,064          2,618         1,698       102,618          3,481         3,389       103,481
      7...............         6,061          3,130         2,412       103,130          4,187         4,187       104,187
      8...............         7,109          3,653         3,127       103,653          4,926         4,926       104,926
      9...............         8,209          4,187         3,845       104,187          5,700         5,700       105,700
     10...............         9,364          4,731         4,564       104,731          6,508         6,508       106,508
     15...............        16,064          7,512         7,512       107,512         11,063        11,063       111,063
     20...............        24,616         10,025        10,025       110,025         16,421        16,421       116,421
     25...............        35,530         11,210        11,210       111,210         22,321        22,321       122,321
     30...............        49,460          9,110         9,110       109,110         28,191        28,191       128,191
     35...............        67,239              *             *             *         32,984        32,984       132,984
     40...............        89,929              *             *             *         34,656        34,656       134,656
     45...............       118,889              *             *             *         29,620        29,620       129,620
     50...............             *              *             *             *         13,313        13,313       113,313
     55...............             *              *             *             *              *             *             *
     60...............             *              *             *             *              *             *             *
     65...............             *              *             *             *              *             *             *
     70...............             *              *             *             *              *             *             *
     75...............             *              *             *             *              *             *             *
     80...............             *              *             *             *              *             *             *
 Age 65...............        49,460          9,110         9,110       109,110         28,191        28,191       128,191
 Age 70...............        67,239              *             *             *         32,984        32,984       132,984
Age 115...............             *              *             *             *              *             *             *


------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 8% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 6.18% ON A GUARANTEED BASIS AND 6.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 8% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION A
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS


                                                       ASSUMING                                      ASSUMING
                                            12% HYPOTHETICAL GROSS RETURN,                12% HYPOTHETICAL GROSS RETURN,
                                         GUARANTEED MAXIMUM COST OF INSURANCE        NON-GUARANTEED CURRENT COST OF INSURANCE
                                        CHARGES, AND GUARANTEED MAXIMUM EXPENSE    CHARGES, AND NON-GUARANTEED CURRENT EXPENSE
                                                        CHARGES                                      CHARGES
                          PREMIUMS     -----------------------------------------  ----------------------------------------------
        END OF           ACCUMULATED    END OF YEAR   END OF YEAR   END OF YEAR    END OF YEAR     END OF YEAR     END OF YEAR
        POLICY              AT 5%       ACCUMULATED    SURRENDER       DEATH       ACCUMULATED      SURRENDER         DEATH
         YEAR             PER YEAR         VALUE         VALUE        BENEFIT         VALUE           VALUE          BENEFIT
     -----------        -------------  -------------  ------------  ------------  --------------  --------------  --------------
      1...............   $       744    $       279    $        0    $  100,279   $          432  $            0  $      100,432
      2...............         1,526            754             0       100,754            1,029             385         101,029
      3...............         2,347          1,265             0       101,265            1,681           1,166         101,681
      4...............         3,029          1,814           526       101,814            2,392           2,006         102,392
      5...............         4,114          2,404         1,273       102,404            3,168           2,942         103,168
      6...............         5,064          3,037         2,117       103,037            4,013           3,921         104,013
      7...............         6,061          3,715         2,997       103,715            4,935           4,935         104,935
      8...............         7,109          4,442         3,916       104,442            5,941           5,941         105,941
      9...............         8,209          5,221         4,879       105,221            7,037           7,037         107,037
     10...............         9,364          6,055         5,888       106,055            8,233           8,233         108,233
     15...............        16,064         11,166        11,166       111,166           15,995          15,995         115,995
     20...............        24,616         18,106        18,106       118,106           27,769          27,769         127,769
     25...............        35,530         26,953        26,953       126,953           45,502          45,502         145,502
     30...............        49,460         37,265        37,265       137,265           72,130          72,130         172,130
     35...............        67,239         47,076        47,076       147,076          112,160         112,160         212,160
     40...............        89,929         51,519        51,519       151,519          172,291         172,291         272,291
     45...............       118,889         39,636        39,636       139,636          262,545         262,545         362,545
     50...............       155,849              *             *             *          399,693         399,693         499,693
     55...............       203,020              *             *             *          610,144         610,144         710,144
     60...............       263,225              *             *             *          937,122         937,122       1,037,122
     65...............       340,062              *             *             *        1,397,671       1,397,671       1,497,671
     70...............       438,129              *             *             *        2,069,005       2,069,005       2,169,005
     75...............       563,290              *             *             *        3,139,449       3,139,449       3,239,449
     80...............       723,030              *             *             *        4,871,855       4,871,855       4,971,855
 Age 65...............        49,460         37,265        37,265       137,265           72,130          72,130         172,130
 Age 70...............        67,239         47,076        47,076       147,076          112,160         112,160         212,160
Age 115...............       723,030              *             *             *        4,871,855       4,871,855       4,971,855


------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 10.18% ON A GUARANTEED BASIS AND 10.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION B
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS


                                                       ASSUMING                                   ASSUMING
                                             0% HYPOTHETICAL GROSS RETURN,              0% HYPOTHETICAL GROSS RETURN,
                                         GUARANTEED MAXIMUM COST OF INSURANCE     NON-GUARANTEED CURRENT COST OF INSURANCE
                                        CHARGES, AND GUARANTEED MAXIMUM EXPENSE      CHARGES, AND NON-GUARANTEED CURRENT
                                                        CHARGES                                EXPENSE CHARGES
                          PREMIUMS     -----------------------------------------  -----------------------------------------
        END OF           ACCUMULATED    END OF YEAR   END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%       ACCUMULATED    SURRENDER       DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR         VALUE         VALUE        BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  -------------  ------------  ------------  -------------  ------------  ------------
      1...............   $       744     $     228     $        0    $  100,000     $     371     $        0    $  100,000
      2...............         1,526           610              0       100,000           850            206       100,000
      3...............         2,347           973              0       100,000         1,315            800       100,000
      4...............         3,209         1,319             31       100,000         1,765          1,379       100,000
      5...............         4,114         1,645            514       100,000         2,200          1,974       100,000
      6...............         5,064         1,949          1,029       100,000         2,619          2,527       100,000
      7...............         6,061         2,231          1,513       100,000         3,022          3,022       100,000
      8...............         7,109         2,491          1,965       100,000         3,408          3,408       100,000
      9...............         8,209         2,726          2,384       100,000         3,776          3,776       100,000
     10...............         9,364         2,936          2,769       100,000         4,127          4,127       100,000
     15...............        16,064         3,533          3,533       100,000         5,536          5,536       100,000
     20...............        24,616         3,086          3,086       100,000         6,196          6,196       100,000
     25...............        35,530           852            852       100,000         5,733          5,733       100,000
     30...............        49,460             *              *             *         3,580          3,580       100,000
     35...............             *             *              *             *             *              *             *
     40...............             *             *              *             *             *              *             *
     45...............             *             *              *             *             *              *             *
     50...............             *             *              *             *             *              *             *
     55...............             *             *              *             *             *              *             *
     60...............             *             *              *             *             *              *             *
 Age 65...............        49,460             *              *             *         1,920          1,920       100,000
 Age 70...............             *             *              *             *             *              *             *
Age 115...............             *             *              *             *             *              *             *


------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 0% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF -1.82% ON A GUARANTEED BASIS AND -1.67% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION B
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS


                                                       ASSUMING                                   ASSUMING
                                             4% HYPOTHETICAL GROSS RETURN,              4% HYPOTHETICAL GROSS RETURN,
                                         GUARANTEED MAXIMUM COST OF INSURANCE     NON-GUARANTEED CURRENT COST OF INSURANCE
                                        CHARGES, AND GUARANTEED MAXIMUM EXPENSE      CHARGES, AND NON-GUARANTEED CURRENT
                                                        CHARGES                                EXPENSE CHARGES
                          PREMIUMS     -----------------------------------------  -----------------------------------------
        END OF           ACCUMULATED    END OF YEAR   END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%       ACCUMULATED    SURRENDER       DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR         VALUE         VALUE        BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  -------------  ------------  ------------  -------------  ------------  ------------
      1...............   $       744     $     245     $        0    $  100,000    $       391    $        0    $  100,000
      2...............         1,526           657              0       100,000            909           265       100,000
      3...............         2,347         1,067              0       100,000          1,431           916       100,000
      4...............         3,209         1,473            185       100,000          1,960         1,574       100,000
      5...............         4,114         1,876            745       100,000          2,493         2,267       100,000
      6...............         5,064         2,271          1,351       100,000          3,029         2,937       100,000
      7...............         6,061         2,659          1,941       100,000          3,569         3,569       100,000
      8...............         7,109         3,037          2,511       100,000          4,111         4,111       100,000
      9...............         8,209         3,404          3,062       100,000          4,655         4,655       100,000
     10...............         9,364         3,758          3,591       100,000          5,200         5,200       100,000
     15...............        16,064         5,235          5,235       100,000          7,858         7,858       100,000
     20...............        24,616         5,840          5,840       100,000         10,186        10,186       100,000
     25...............        35,530         4,612          4,612       100,000         11,723        11,723       100,000
     30...............        49,460             *              *             *         11,760        11,760       100,000
     35...............        67,239             *              *             *          9,165         9,165       100,000
     40...............             *             *              *             *          1,717         1,717       100,000
     45...............             *             *              *             *              *             *             *
     50...............             *             *              *             *              *             *             *
     55...............             *             *              *             *              *             *             *
     60...............             *             *              *             *              *             *             *
     65...............             *             *              *             *              *             *             *
     70...............             *             *              *             *              *             *             *
     75...............             *             *              *             *              *             *             *
     80...............             *             *              *             *              *             *             *
 Age 65...............        49,460             *              *             *         11,760        11,760       100,000
 Age 70...............        67,239             *              *             *          9,165         9,165       100,000
Age 115...............             *             *              *             *              *             *             *


------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 4% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 2.18% ON A GUARANTEED BASIS AND 2.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 4% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION B
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS


                                                       ASSUMING                                   ASSUMING
                                             8% HYPOTHETICAL GROSS RETURN,              8% HYPOTHETICAL GROSS RETURN,
                                         GUARANTEED MAXIMUM COST OF INSURANCE     NON-GUARANTEED CURRENT COST OF INSURANCE
                                        CHARGES, AND GUARANTEED MAXIMUM EXPENSE      CHARGES, AND NON-GUARANTEED CURRENT
                                                        CHARGES                                EXPENSE CHARGES
                          PREMIUMS     -----------------------------------------  -----------------------------------------
        END OF           ACCUMULATED    END OF YEAR   END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%       ACCUMULATED    SURRENDER       DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR         VALUE         VALUE        BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  -------------  ------------  ------------  -------------  ------------  ------------
      1...............   $       744    $       262    $        0    $  100,000    $       412    $        0    $  100,000
      2...............         1,526            706             0       100,000            969           325       100,000
      3...............         2,347          1,166             0       100,000          1,555         1,040       100,000
      4...............         3,209          1,642           354       100,000          2,171         1,785       100,000
      5...............         4,114          2,134         1,003       100,000          2,818         2,592       100,000
      6...............         5,064          2,641         1,721       100,000          3,498         3,406       100,000
      7...............         6,061          3,162         2,444       100,000          4,211         4,211       100,000
      8...............         7,109          3,698         3,172       100,000          4,960         4,960       100,000
      9...............         8,209          4,248         3,906       100,000          5,746         5,746       100,000
     10...............         9,364          4,812         4,645       100,000          6,569         6,569       100,000
     15...............        16,064          7,777         7,777       100,000         11,277        11,277       100,000
     20...............        24,616         10,370        10,370       100,000         17,036        17,036       100,000
     25...............        35,530         12,875        12,875       100,000         23,913        23,913       100,000
     30...............        49,460         12,634        12,634       100,000         31,989        31,989       100,000
     35...............        67,239          6,389         6,389       100,000         41,468        41,468       100,000
     40...............        89,929              *             *             *         52,740        52,740       100,000
     45...............       118,889              *             *             *         66,856        66,856       100,000
     50...............       155,849              *             *             *         87,432        87,432       100,000
     55...............       203,020              *             *             *        119,805       119,805       125,795
     60...............       263,225              *             *             *        164,117       164,117       165,758
     65...............             *              *             *             *        224,190       224,190       226,432
     70...............             *              *             *             *        303,147       303,147       306,179
     75...............             *              *             *             *        407,812       407,812       411,890
     80...............             *              *             *             *        546,652       546,652       552,118
 Age 65...............        49,460         12,634        12,634       100,000         31,989        31,989       100,000
 Age 70...............        67,239          6,389         6,389       100,000         41,468        41,468       100,000
Age 115...............             *              *             *             *        546,652       546,652       552,118


------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 8% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 6.18% ON A GUARANTEED BASIS AND 6.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 8% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION B
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS


                                                                                                     ASSUMING
                                                     ASSUMING                             12% HYPOTHETICAL GROSS RETURN,
                                          12% HYPOTHETICAL GROSS RETURN,             NON-GUARANTEED CURRENT COST OF INSURANCE
                                  GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,    CHARGES, AND NON-GUARANTEED CURRENT EXPENSE
                                      AND GUARANTEED MAXIMUM EXPENSE CHARGES                         CHARGES
                     PREMIUMS     ----------------------------------------------  ----------------------------------------------
     END OF         ACCUMULATED    END OF YEAR     END OF YEAR     END OF YEAR     END OF YEAR     END OF YEAR     END OF YEAR
     POLICY            AT 5%       ACCUMULATED      SURRENDER         DEATH        ACCUMULATED      SURRENDER         DEATH
      YEAR           PER YEAR         VALUE           VALUE          BENEFIT          VALUE           VALUE          BENEFIT
-----------------  -------------  --------------  --------------  --------------  --------------  --------------  --------------
      1..........   $       744   $          280  $            0  $      100,000  $          432  $            0  $      100,000
      2..........         1,526              757               0         100,000           1,031             387         100,000
      3..........         2,347            1,270               0         100,000           1,685           1,170         100,000
      4..........         3,209            1,824             536         100,000           2,399           2,013         100,000
      5..........         4,114            2,421           1,290         100,000           3,180           2,954         100,000
      6..........         5,064            3,063           2,143         100,000           4,033           3,941         100,000
      7..........         6,061            3,754           3,036         100,000           4,964           4,964         100,000
      8..........         7,109            4,498           3,972         100,000           5,983           5,983         100,000
      9..........         8,209            5,299           4,957         100,000           7,096           7,096         100,000
     10..........         9,364            6,161           5,994         100,000           8,314           8,314         100,000
     15..........        16,064           11,570          11,570         100,000          16,318          16,318         100,000
     20..........        24,616           19,375          19,375         100,000          28,848          28,848         100,000
     25..........        35,530           30,601          30,601         100,000          48,788          48,788         100,000
     30..........        49,460           47,217          47,217         100,000          81,553          81,553         100,000
     35..........        67,239           73,564          73,564         100,000         135,545         135,545         157,232
     40..........        89,929          119,623         119,623         127,997         222,854         222,854         238,454
     45..........       118,889          194,460         194,460         204,183         365,088         365,088         383,343
     50..........       155,849          310,265         310,265         325,778         593,099         593,099         622,754
     55..........       203,020          484,714         484,714         508,949         955,892         955,892       1,003,687
     60..........       263,225          761,269         761,269         768,882       1,544,500       1,544,500       1,559,945
     65..........       340,062        1,200,489       1,200,489       1,212,494       2,501,030       2,501,030       2,526,041
     70..........       438,129        1,849,850       1,849,850       1,868,348       4,023,571       4,023,571       4,063,807
     75..........       563,290        2,848,418       2,848,418       2,876,902       6,457,243       6,457,243       6,521,815
     80..........       723,030        4,383,986       4,383,986       4,427,826      10,346,720      10,346,720      10,450,187
 Age 65..........        49,460           47,217          47,217         100,000          81,553          81,553         100,000
 Age 70..........        67,239           73,564          73,564         100,000         135,545         135,545         157,232
Age 115..........       723,030        4,383,986       4,383,986       4,427,826      10,346,720      10,346,720      10,450,187


------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 10.18% ON A GUARANTEED BASIS AND 10.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

--------------------------------------------------------------------------------
                       APPENDIX B
--------------------------------------------------------------------------------
DEATH BENEFIT OPTIONS  OPTION A EXAMPLE. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option A, a Policy with a Specified Amount of $50,000 will generally provide a death benefit of $50,000 plus Accumulated Value. Thus, for example, a Policy with a Accumulated Value of $5,000 will have a death benefit of $55,000 ($50,000 + $5,000); a Accumulated Value of
                       $10,000 will provide a death benefit of $60,000 ($50,000 + $10,000). The death benefit, however, must be at least
                       2.50 multiplied by the Accumulated Value. As a result, if the Accumulated Value of the Policy exceeds $33,333, the death benefit will be greater than the Specified Amount plus Accumulated Value. Each additional dollar of Accumulated Value above $33,333 will increase the death benefit by $2.50. A Policy with a Specified Amount of $50,000 and a Accumulated Value of $40,000 will provide a death benefit of $100,000 ($40,000 x 2.50); a Accumulated Value of $60,000 will provide a death benefit of $150,000 ($60,000 x 2.50).

                       Similarly, any time Accumulated Value exceeds $33,333, each dollar taken out of Accumulated Value will reduce the death benefit by $2.50. If, for example, the Accumulated Value is reduced from $40,000 to $35,000 because of partial withdrawals, charges, or negative investment performance, the death benefit will be reduced from $100,000 to $87,500. If at any time, however, Accumulated Value multiplied by the specified amount factor is less than the Specified Amount plus the Accumulated Value, then the death benefit will be the current Specified Amount plus Accumulated Value of the Policy.

                       The specified amount factor becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than under 40), the specified amount factor would be 1.85. The amount of the death benefit would be the sum of the Accumulated Value plus $50,000 unless the Accumulated Value exceeded $58,824 (rather than $33,333), and each dollar then added to or taken from the Accumulated Value would change the death benefit by $1.85 (rather than $2.50).

                       OPTION B EXAMPLE. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option B, a Policy with a $50,000 Specified Amount will generally pay $50,000 in death benefits. However, because the death benefit must be equal to or be greater than 2.50 multiplied by the Accumulated Value, any time the Accumulated Value of the Policy exceeds $20,000, the death benefit will exceed the $50,000 Specified Amount. Each additional dollar added to Accumulated Value above $20,000 will increase the death benefit by $2.50. A Policy with a $50,000 Specified Amount and a Accumulated Value of $30,000 will provide death proceeds of $75,000 ($30,000 x 2.50); a Accumulated Value of $40,000 will provide a death benefit of $100,000 ($40,000 x 2.50); a Accumulated Value of $50,000 will provide a death benefit of $125,000 ($50,000 x 2.50).

                       Similarly, so long as Accumulated Value exceeds $20,000, each dollar taken out of Accumulated Value will reduce the death benefit by $2.50. If, for example, the Accumulated Value is reduced from $25,000 to $20,000 because of partial withdrawals, charges, or negative investment performance, the death benefit will be reduced from $62,500 to $50,000. If at any time, however, the Accumulated Value multiplied by the specified amount factor is less than the Specified Amount, the death benefit will equal the current Specified Amount of the Policy.

                       The specified amount factor becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than between 0 and 40), the specified amount factor would be 1.85. The death proceeds would not exceed the $50,000 Specified Amount unless the Accumulated Value exceeded approximately $27,028 (rather than $20,000), and each dollar then added to or taken from the Accumulated Value would change the life insurance proceeds by $1.85 (rather than $2.50).

            SPECIFIED AMOUNT FACTOR TABLE
-----------------------------------------------------
      ATTAINED AGE          SPECIFIED AMOUNT FACTOR
------------------------  ---------------------------
    40 or younger                    2.50
    41                               2.43
    42                               2.36
    43                               2.29
    44                               2.22
    45                               2.15
    46                               2.09
    47                               2.03
    48                               1.97
    49                               1.91
    50                               1.85
    51                               1.78
    52                               1.71
    53                               1.64
    54                               1.57
    55                               1.50
    56                               1.46
    57                               1.42
    58                               1.38
    59                               1.34
    60                               1.30
    61                               1.28
    62                               1.26
    63                               1.24
    64                               1.22
    65                               1.20
    66                               1.19
    67                               1.18
    68                               1.17
    69                               1.16
    70                               1.15
    71                               1.13
    72                               1.11
    73                               1.09
    74                               1.07
    75 to 90                         1.05
    91                               1.04
    92                               1.03
    93                               1.02
    94 to 114                        1.01
    115                              1.00

--------------------------------------------------------------------------------
                       APPENDIX C
--------------------------------------------------------------------------------
MAXIMUM SURRENDER CHARGES
                       The chart below reflects the maximum surrender charge per $1,000 of Specified Amount for selected issue ages as policy years increase.

                          Male, Non-Tobacco

                                            POLICY YEAR
ISSUE AGE   1          2          3          4          5          6          7+
----------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
10               3.30       2.75       2.20       1.65       1.10       0.55       0.00
20               4.48       3.73       2.98       2.24       1.49       0.65       0.00
30               6.29       5.24       4.19       3.14       1.97       0.80       0.00
40               9.65       8.04       6.43       4.74       2.64       1.08       0.00
50              15.44      12.87      10.30       6.86       3.81       1.55       0.00
60              33.71      24.44      16.79      10.64       5.87       2.36       0.00
70              34.49      24.52      16.50      10.23       5.51       2.16       0.00
80              34.49      23.18      14.70       8.56       4.32       1.58       0.00

Male, Tobacco

                                            POLICY YEAR
ISSUE AGE   1          2          3          4          5          6          7+
----------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
10                N/A        N/A        N/A        N/A        N/A        N/A        N/A
20               7.20       6.00       4.80       3.27       1.82       0.74       0.00
30              10.49       8.74       6.54       4.19       2.33       0.95       0.00
40              16.64      13.17       9.12       5.83       3.24       1.32       0.00
50              26.80      19.59      13.50       8.59       4.75       1.92       0.00
60              34.49      24.80      16.90      10.62       5.80       2.31       0.00
70              34.49      24.14      15.99       9.75       5.17       1.99       0.00
80              34.49      22.65      14.05       8.00       3.96       1.42       0.00

Female, Non-Tobacco
                                            POLICY YEAR
ISSUE AGE   1          2          3          4          5          6          7+
----------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
10               3.18       2.65       2.12       1.59       1.06       0.52       0.00
20               3.40       2.83       2.26       1.70       1.13       0.57       0.00
30               4.82       4.02       3.22       2.41       1.61       0.74       0.00
40               7.19       5.99       4.79       3.59       2.37       0.96       0.00
50              10.78       8.98       7.18       5.39       3.29       1.33       0.00
60              26.16      20.13      13.89       8.84       4.90       1.98       0.00
70              34.49      24.81      16.90      10.61       5.80       2.31       0.00
80              34.49      23.76      15.45       9.23       4.78       1.80       0.00

Female, Tobacco
                                            POLICY YEAR
ISSUE AGE   1          2          3          4          5          6          7+
----------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
10                N/A        N/A        N/A        N/A        N/A        N/A        N/A
20               4.66       3.88       3.10       2.33       1.55       0.65       0.00
30               6.84       5.70       4.56       3.42       1.99       0.81       0.00
40              10.40       8.67       6.94       4.77       2.66       1.08       0.00
50              15.49      12.91      10.33       6.66       3.70       1.50       0.00
60              31.03      22.52      15.49       9.83       5.43       2.19       0.00
70              34.49      24.68      16.72      10.45       5.67       2.24       0.00
80              34.49      23.55      15.19       9.00       4.62       1.72       0.00

Unisex, Non-Tobacco
                                            POLICY YEAR
ISSUE AGE   1          2          3          4          5          6          7+
----------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
10               3.30       2.75       2.20       1.65       1.10       0.54       0.00
20               4.26       3.55       2.84       2.13       1.42       0.64       0.00
30               5.99       4.99       3.99       2.99       1.94       0.79       0.00
40               9.14       7.62       6.10       4.57       2.59       1.05       0.00
50              14.50      12.08       9.66       6.66       3.70       1.50       0.00
60              32.38      23.49      16.15      10.25       5.66       2.28       0.00
70              34.49      24.59      16.59      10.32       5.58       2.20       0.00
80              34.49      23.34      14.90       8.75       4.45       1.64       0.00

Unisex, Tobacco
                                            POLICY YEAR
ISSUE AGE   1          2          3          4          5          6          7+
----------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
10                N/A        N/A        N/A        N/A        N/A        N/A        N/A
20               6.68       5.57       4.46       3.18       1.78       0.72       0.00
30               9.76       8.13       6.34       4.06       2.26       0.92       0.00
40              15.36      12.66       8.77       5.60       3.12       1.27       0.00
50              24.41      18.59      12.82       8.16       4.52       1.83       0.00
60              34.49      24.85      16.97      10.69       5.86       2.34       0.00
70              34.49      24.28      16.18       9.94       5.30       2.06       0.00
80              34.49      22.98      14.46       8.36       4.20       1.53       0.00

                                    PART II
                          UNDERTAKING TO FILE REPORTS
Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.
                              RULE 484 UNDERTAKING
Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
                REPRESENTATIONS PURSUANT TO SECTION 26(e)(2)(A)
The Company represents that the aggregate charges under the Contracts are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                       CONTENTS OF REGISTRATION STATEMENT
This Registration Statement comprises the following papers and documents:

The facing sheet.

A reconciliation and tie-in of information shown in the Prospectus with the items of Form N-8B-2.

The Prospectus consisting of 76 pages.

The undertaking to file reports.

The undertaking pursuant to Rule 484.

Representations pursuant to Section 26(a)(2)(A).

The signatures.

Written consents of the following persons:

 Stephen M. Morain, Esquire.
 Messrs. Sutherland, Asbill & Brennan LLP
 Ernst & Young LLP, Independent Auditors.
 Christopher G. Daniels, FSA, MSAA, Life Product Development and Pricing Vice President.

The following exhibits:


     1.A.  1.     Certified Resolution of the Board of
                    Directors of the Company establishing
                    the Variable Account. (1)
           2.     None.
           3.     (a) Form of Principal Underwriting
                    Agreement. (1)
                  (b) Form of Sales Agreement. (1)
                  (c) Form of Wholesaling Agreement. (1)
           4.     None.
           5.     (a) Policy Form. (1)
                  (b) Application Form. (1)
           6.     (a) Articles of Incorporation of the
                    Company. (1)
                  (b) By-Laws of the Company. (1)
           7.     None.
           8.     None.
           9.     (a) Participation Agreement relating to
                    EquiTrust Variable Insurance Series
                    Fund. (1)
                  (b) Participation Agreement relating to
                    Dreyfus Variable Investment Fund. (1)
                  (c) Participation Agreement relating to
                    T. Rowe Price Equity Series, Inc. and
                    T. Rowe Price International Series,
                    Inc. (1)
           10.    Form of Application (see Exhibit
                    1.A.(5)(c) above.) (1)
     2.    Opinion and Consent of Stephen M. Morain,
             Esquire. (1)
     3.    None.
     4.    Not applicable.
     5.    Not applicable.
     6.    *Opinion and Consent of Christopher G. Daniels,
             FSA, MSAA, Life Product Development and
             Pricing Vice President.
     7.    (a) Consent of Ernst & Young LLP. (1)
           (b) Consent of Messrs. Sutherland, Asbill &
             Brennan LLP. (1)
     8.    Memorandum describing the Company's conversion
             procedure (included in Exhibit 9 hereto). (1)
     9.    Memorandum describing the Company's issuance,
             transfer and redemption procedures for the
             Policy. (1)
     10.   Powers of Attorney. (1)


------------------------

*   Attached as an exhibit.


(1) Incorporated by reference to the initial filing of this Registration Statement (File No. 333-62221) on August 25, 1998.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant, EquiTrust Life Variable Account II, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of West Des Moines, State of Iowa, on the 28th day of October, 1998.


                                          EquiTrust Life Insurance Company
                                          EquiTrust Life Variable Account II

                                          By:      /s/ EDWARD M. WIEDERSTEIN

                                             -----------------------------------
                                                    Edward M. Wiederstein
                                                         PRESIDENT
                                              EquiTrust Life Insurance Company

                                          Attest:      /s/ RICHARD D. HARRIS

                                               ---------------------------------
                                                       Richard D. Harris
                                                  SENIOR VICE PRESIDENT AND
                                                       SECRETARY-TREASURER
                                               EquiTrust Life Insurance Company

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates set forth below.


          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

  /s/ EDWARD M. WIEDERSTEIN     President and Director
------------------------------   [Principal Executive        October 28, 1998
    Edward M. Wiederstein        Officer]

                                Senior Vice President and
    /s/ RICHARD D. HARRIS        Secretary-Treasurer
------------------------------   [Principal Financial        October 28, 1998
      Richard D. Harris          Officer]

      /s/ JAMES W. NOYCE        Chief Financial Officer
------------------------------   [Principal Accounting       October 28, 1998
        James W. Noyce           Officer]

------------------------------  Vice President and           October 28, 1998
      Thomas R. Gibson*          Director

------------------------------  Director                     October 28, 1998
     Timothy J. Hoffman*

------------------------------  Director                     October 28, 1998
      Stephen M. Morain*

------------------------------  Director                     October 28, 1998
       William J. Oddy*

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, EquiTrust Life Variable Account II, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of West Des Moines, State of Iowa, on the 28th day of October, 1998.


                                          EquiTrust Life Variable Account II
                                          (Registrant)

                                          EquiTrust Life Insurance Company
                                          (Depositor)

                                          By:      /s/ EDWARD M. WIEDERSTEIN

                                             -----------------------------------
                                                    Edward M. Wiederstein
                                                         PRESIDENT
                                              EquiTrust Life Insurance Company

* By /s/ STEPHEN M. MORAIN  Attorney-In-Fact, pursuant to Power of Attorney.
    ------------------------
      Stephen M. Morain